As filed with the Securities and Exchange Commission on March 7, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LSC Communications, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2750	36-4829580
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

LSC Communications, Inc.

191 N. Wacker Drive, Suite 1400

Chicago, Illinois 60606

(844) 572-5720

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Suzanne S. Bettman

Chief Administrative Officer & General Counsel

LSC Communications, Inc.

191 N. Wacker Drive, Suite 1400

Chicago, Illinois 60606

(844) 572-5720

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert W. Downes, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	James J. Clark, Esq. Helene R. Banks, Esq. Marc R. Lashbrook, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $0.01 per share	7,179,222	$197,356,812.78	$22,873.66

(1)	Includes an additional 936,420 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on the average of the high and low reported prices of the shares of the registrant’s common stock on the New York Stock Exchange on March 3, 2017.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED March 7, 2017

PRELIMINARY PROSPECTUS

6,242,802 Shares

LSC Communications, Inc.

Common Stock

$        per share

This is a public offering of shares of common stock, par value $0.01 per share, of LSC Communications, Inc. (the “Offering”). Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “LKSD.” On March 6, 2017, the last reported sales price of our common stock was $26.72 per share.

The selling stockholder, R. R. Donnelley & Sons Company, is selling 6,242,802 shares of our common stock. We will not receive any of the proceeds from the sale of those shares.

Investing in our common stock involves risk. See Risk Factors beginning on page 11 to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to selling stockholder (before expenses)	$	$

We have granted the underwriters an option to purchase up to an additional 936,420 shares of our common stock within 30 days of the date of this prospectus. If the underwriters exercise their option to purchase additional shares of our common stock in full, the net proceeds to us would be $            , after deducting underwriting discounts and commissions. We intend to use the proceeds from the offering of any additional shares purchased from us by the underwriters for general corporate purposes. See “Use of Proceeds” for additional information.

The underwriters expect to deliver the common shares to purchasers on or about                 , 2017 through the book-entry facilities of The Depository Trust Company.

Citigroup	BofA Merrill Lynch	J.P. Morgan	Wells Fargo Securities

Prospectus dated                 , 2017.

Neither we, the selling stockholder, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, the selling stockholders are not and the underwriters (or any of their respective affiliates) are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Presentation of Information

In this prospectus, unless the context otherwise requires:

•	“LSC Communications,” “LSC,” the “Company,” “we,” “our” and “us” refer to “LSC Communications, Inc.” and its consolidated subsidiaries;

-i-

•	“RRD” and the “Parent” refer to R. R. Donnelley & Sons Company, a Delaware corporation, and its consolidated subsidiaries;

•	“Donnelley Financial” refers to Donnelley Financial Solutions, Inc., a Delaware corporation, and its consolidated subsidiaries;

•	“Distribution” refers to the transaction, which was completed on October 1, 2016 (the “Distribution Date”), whereby 80.75% of our shares of common stock was distributed to holders of RRD common stock of record as of the close of business, Eastern time, on September 23, 2016. Each such holder received one share of our common stock for every eight shares of RRD’s common stock held on the record date; and

•	“Separation” refers to the series of transactions undertaken by RRD, which resulted in there being three independent, publicly traded companies: our company, LSC, which is focused on publishing and retail-centric print services and office products; Donnelley Financial, which is focused on financial communications and data services; and RRD, which is focused on customized multichannel communications management.

-ii-

SUMMARY

The following is a summary of certain of the information contained in this prospectus. This summary may not contain all the information that may be important to you. To better understand the Offering and LSC Communications’ business and financial position, you should carefully review this entire prospectus.

Our Company

We are a global leader in traditional and digital print, print-related services and office products that serve the needs of over 3,000 publishers, merchandisers and retailers worldwide. We utilize a broad portfolio of technology capabilities coupled with consultative attention to customers’ needs in order to increase speed to market, reduce costs, provide postal savings to customers and improve efficiencies.

Our Print segment accounted for approximately 86% and our Office Products segment accounted for approximately 14% of our consolidated and combined net sales in 2016. To serve our customers, we operate 51 production and manufacturing facilities in the United States (“U.S.”), Europe and Mexico. These strategically located operations provide local service and responsiveness while leveraging the economic, geographic and technological advantages of an international organization. This global platform enables us to offer customers leaner, more flexible supply chain services and greater operational and organizational efficiencies.

As of December 31, 2016, the Company had approximately 22,000 total employees in the global workforce, of which approximately 17,000 employees were in the U.S. and approximately 5,000 were in international locations. In the year ended December 31, 2016, we generated net sales of $3.65 billion, net income of $106 million and adjusted earnings before interest, taxes, depreciation and amortization, or Non-GAAP adjusted EBITDA, of $370 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

Our Operating Segments

Our operating segments are:

•	Print. We are the largest producer of books in the U.S. and one of the largest producers of catalogs, magazines and retail inserts in North America. In our Print segment, we offer a broad scope of traditional and digital print and print-related services. We produce magazines, catalogs, retail inserts, books and directories. In addition to printed products, we also provide a number of print-related services, such as supply chain management, mail services, e-book formatting, and distribution services. Our unique and extensive combination of product and service offerings allow us to provide our customers with comprehensive solutions that more narrow competitors cannot easily duplicate.

Our Print segment serves over 3,000 customers including cataloguers and merchandisers; and publishers of magazines, books and directories, and online retailers. Our long-standing customer relationships include nine of the top ten direct mail cataloguers, nine of the top ten magazine publishers, and all of the top ten book publishers based in North America and Europe, including the two largest book publishers worldwide in 2016. The products that make up our Print segment are distributed through the United States Postal Service (“USPS”) or foreign postal services or to our customers by direct shipment, typically in bulk, to customer facilities and warehouses. While the majority of our print-related products and services are provided within the U.S., our operations in Europe and Mexico accounted for approximately 12% of our Print segment net sales in 2016.

•

Office Products. In our Office Products segment, we manufacture and sell a wide range of branded and private label products, primarily within the following five core categories: filing products, note-taking products, binder products, forms and envelopes. Our brand portfolio includes Adams, Ampad, Cardinal, TOPS, Oxford and Pendaflex. With the completion of the acquisition of the North American operations of Esselte Corporation (“Esselte”) in 2014, many of our nationally recognized brands enjoy leading positions in the market. The scale of our office products operations enables us to offer a competitively priced private label offering that contributes to a significant part of the overall market in the U.S.

Customers in our Office Products segment primarily include office superstores, office supply wholesalers, independent contract stationers, mass merchandisers and retailers and e-commerce resellers. Our Office Products segment serves nine of the top ten U.S. office supply retailers, five of the top ten e-commerce retailers based in the U.S. and is a top five supplier of both of the U.S. office supply superstores. We distribute to our Office Products customers by direct shipment, typically in bulk, to their facilities and warehouses. Our office products are produced in and distributed from facilities within North America.

Competitive Positioning

We operate in the following markets:

•	Print. According to the November 2016 IBIS World industry report “Printing in the U.S.,” estimated total printing industry revenue was approximately $85 billion in 2016, of which approximately $15 billion relates to our core segments of the print market and an additional approximately $32 billion relates to related segments of the print market in which we are able to offer certain products. Despite consolidation in recent years, including several acquisitions completed by LSC, the industry remains highly fragmented and LSC is one of the largest players in our segment of the print market. The print and related services industry, in general, continues to have excess capacity and LSC remains diligent in proactively identifying plant consolidation opportunities to keep our capacity in line with demand. Across the Company’s range of Print segment products and services, competition is based primarily on the ability to deliver products for the lowest total cost, a factor driven not only by price, but also by materials and distribution costs. Value-added services, such as LSC’s co-mail and supply chain management offerings, enable customers to lower their total costs. Technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and internet technologies, continue to impact the market for our products and services. Today, LSC has the largest U.S. digital platform for printing books and we will continue to invest, both organically and through acquisitions, to further enhance and expand our digital print capabilities. E-book substitution has impacted overall consumer print trade book volume, although e-book adoption rates are stabilizing and industry-wide print book volume has been growing in recent years. We also believe our supply chain management offerings will continue to drive growth across our book publishing customers.

•	Office Products. Technological advancement and innovation have affected the overall demand for most of the products in our Office Products segment. While these changes continue to impact demand, the overall market for our products remains large. We compete against a range of both domestic and international competitors in each of our five core product categories. While we believe we hold leading market positions in many of our product categories, we believe further share growth is attainable in both our branded products and private label offerings. As consumer preferences are driving an increasing percentage of private label products in the market, resellers have created a highly competitive environment where purchasing decisions are based largely on price, quality and the supplier’s ability to service the customer. The majority of LSC’s Office Product business is private label as management has strategically positioned product mix to take advantage of this shift. Recent momentum in the online channel is expected to continue with both consumers and businesses shifting their buying from traditional office products retailers to e-commerce. LSC’s market-leading brands are well positioned to capture growth in the e-commerce channel through its existing direct to e-commerce retailer and direct to consumer strategies.

Our Strengths

We believe the following factors provide us with a competitive advantage:

•	Extensive and Diverse Product and Service Profile. Our business is diversified across a range of print-related products, services and technology solutions, including traditional and digital print products, and office products. Our growing Print service offerings include: supply chain management, mail services, e-book formatting and distribution services. We believe this extensive product and service offering helps us provide our customers with unique and comprehensive print solutions that more narrow competitors cannot easily duplicate. For instance, our end-to-end supply chain services offerings combine print, warehousing, fulfillment and supply chain management into a single workflow designed to increase speed to the market and improve efficiencies across the distribution process. We believe that this offering represents a significant opportunity for LSC and has contributed to the growth of our books business in the year ending December 31, 2016. Further, the breadth and diversity of our Office Product offerings enables a significant retail opportunity and provides us with a channel management advantage. In addition, our diversified product and service set reduces our risk of significant net sales and cash flow declines due to changes in demand for any particular product.

•	Significant Scale. Our scale provides us with significant benefits, allowing us to cost-efficiently serve a large number of customers across the print and office products market. In the highly fragmented print and related services industry, we are the largest producer of books in the U.S. and one of the largest producers of catalogs, magazines, and retail inserts in North America. Our scale enables us to derive efficiencies for our customers that lower their total cost, a factor driven not only by price, but also materials and distribution costs. For example, our mail services offering includes list processing and mail sortation services that, combined with our production scale, optimize postal costs, which typically accounts for approximately half of publishers’ total costs to produce and deliver a catalog or magazine. Because of our scale, we are frequently able to provide sortation services across multiple customers that greatly reduce postal costs compared to what an individual customer could obtain. We also have one of the largest office product platforms in North America and benefit from economies of scale in production, materials procurement, logistics and distribution, and product design in both our branded and private label offerings. Our breadth of office product offerings allows us to increase the quality of dialogue and level of contact at key customers which enables us to obtain enhanced product placement in select retail stores.

•	Long-Standing Relationships with Customers. We have deep and long-standing relationships with many of our over 3,000 customers. On average, we have had relationships with our top customers for over 45 years. Our Print segment business is strengthened by the diversity of our customer base. We print for nine of the top ten direct mail cataloguers, nine of the top ten magazine publishers, and all of the top ten book publishers based in North America and Europe, including the two largest book publishers worldwide in 2016. Our Office Products segment serves nine of the top ten U.S. office supply retailers, five of the top ten e-commerce retailers based in the U.S. and is a top five supplier of both of the U.S. office supply superstores. The longevity, strength and diversity of our customer relationships are a testament to our ability to develop new products and services that will continue to meet our customers’ evolving needs.

•

Reputation for High-Quality Solutions and Track Record of Innovation. As part of RRD, LSC built a reputation over its more than 150 year history as an industry leader for quality and innovation. We are able to consistently and reliably deliver high-quality solutions, allowing us to create and maintain long-term customer relationships. Our reputation is further bolstered by the widely recognized brand names in our Office Products segment, including: Adams, Ampad, Cardinal, TOPS, Oxford and Pendaflex. We continually work to develop advanced technologies and solutions to enhance efficiencies, reduce time-to-market and deliver effective service to our customers. For instance, our book security and authentication technology allows our book publisher customers to detect counterfeits, validate returns and offer textbook rental programs. Recognizing customer needs and responding quickly and effectively is one of the primary focuses of LSC. The loyalty of our customers exemplifies our customers’ view that we are a trusted partner who shares their commitment to high-quality production standards.

•	Financial Strength and Strong Cash Flow Generation. We believe our disciplined approach to capital expenditures and cost management, as well as our focus on capital efficiency, enables us to generate strong and recurring free cash flow across economic cycles. We also believe that our strong financial condition is important to customers focused on establishing or continuing long-term relationships with a stable supplier of print and related services.

•	Experienced Management Team. Our management team has substantial management experience and possesses long-standing industry relationships and a deep understanding of our business. They have a proven track record of strong operating performance, executing and integrating acquisitions, recognizing and capitalizing on attractive opportunities and driving operating efficiencies. The members of our senior management team previously served in executive roles at RRD where they focused on operations and strategy relating to our business. Our management team is supported by a large number of seasoned employees, many of whom have joined us from RRD and have extensive operational experience and strong customer relationships.

Our Strategy

•	Maintain Sharp Focus on Cost Structure and Improve Efficiency. We believe we have demonstrated the ability to drive productivity by focusing on synergies and cost efficiencies. We have implemented a number of strategic initiatives to reduce our overall cost structure and improve efficiency, including the restructuring, reorganization and integration of operations and streamlining of administrative and support activities. We are also highly focused on our plant rationalization process and our management team utilizes an effective and proven strategy for identifying rationalization opportunities in order to keep capacity in line with demand across all of our plants. Since 2012, our plant rationalization process has resulted in the closure of 12 facilities, which we believe has allowed us to realize meaningful cost savings. These cost savings primarily arise from facility related costs, such as overhead, employee costs and selling, general and administrative expenses. Our efficiency efforts also encompass our safety initiatives, which have achieved an injury rate that is 47 percent below the industry average, with 17 facilities having more than one year or one million work hours without a worker missing a day of work due to a workplace injury. We believe there are significant future cost reduction opportunities which we expect to pursue. Future cost reduction initiatives could include the further reorganization of operations and the consolidation of facilities. Implementing such initiatives might result in future restructuring or impairment charges, which may be substantial. Management will also review our business portfolio and management structure on a regular basis to balance appropriate risks and opportunities to maximize efficiencies and to support our long-term strategic goals.

•	Further Expansion into End-to-End Supply Chain Management. We believe our ability to leverage print, warehousing, fulfillment and supply chain management into a single workflow, such as our supply chain management agreement with a leading education, business and consumer publishing company, is a unique offering that could represent a significant potential revenue stream for LSC in the future. Through this agreement, LSC, among other things, provides complete supply chain management for 100% of the customer’s printed and other learning materials. By optimizing the customer’s or any other future customer’s supply chain, we are able to leverage our comprehensive platform of products and services to create significant synergies between the two organizations. We believe that our supply chain management offering could benefit a significant portion of our existing book publishing customers, and could also be expanded to other markets in the future.

•	Selectively Pursue Strategic Acquisitions. As one of the largest companies in a highly fragmented print market, we have frequently made strategic acquisitions to supplement organic growth, expand our service offerings and/or broaden our market reach. Some of our prior acquisitions include: Banta Corporation, a provider of comprehensive printing and digital imaging solutions to publishers and direct marketers (including digital content management and e-business services), Courier, a leader in digital printing and publishing primarily in the U.S., specializing in educational, religious and trade books, the North American operations of Esselte, a developer and manufacturer of nationally branded and private label office and stationery products, and most recently Continuum Management Company, LLC (“Continuum”), a print procurement and management business specializing in educational, religious and trade books. These acquisitions have positively impacted our business by expanding our book fulfillment capabilities, enhancing our digital printing services, expanding our customer base and creating a more competitive and efficient office products supplier by increasing the variety of our brand name product offerings. We also acquired Perry Judd’s, Von Hoffmann and Cardinal Brands. These acquisitions enhanced and added scale to our offerings of educational books, magazines, catalogs and office products, respectively. In addition, we acquired Pro Line Printing, which supplemented our retail inserts and circulars offerings. Given the significant size of the market we operate in and its fragmented nature, we believe there are substantial potential acquisition targets for LSC to consider today. The identification, diligence and integration of strategic acquisitions is a proven strength of our management team, and we will continue to evaluate and selectively pursue such acquisitions in order to strengthen our market position, enhance our existing product offerings, enter attractive markets, expand our technological capabilities, or provide synergy opportunities.

•	Drive Growth in Print and Print-Related Businesses. We will continue to seek opportunities to grow diversified streams of net sales by expanding our print and print-related products and services. We will continue to grow and expand our supply chain services offering across our book publishing customers and work to develop advanced technologies and innovations to enhance efficiencies and reduce time-to-market for these customers. Ongoing investments, including strategic acquisitions, in our digital print technology will be an integral part of supporting growth across our entire Print segment. Growth in our magazine, catalog, retail inserts businesses will be driven by continued focus on initiatives that lower our customers’ overall total cost, including mail services that provide significant postal cost savings for our customers. We have also begun offering end-to-end fulfillment of subscription boxes to address customer demand, which we believe will provide additional opportunity for us. We will also seek to leverage our scale to acquire companies that offer new print or service capabilities, increase our penetration in existing offerings and/or increase our geographic coverage in areas where demand is stable or growing. Ongoing focus on efficiency, including our plant rationalization process, will enable us to adapt to changing market conditions and benefit from future cost savings.

•	Build on Market Positions Through Expansion of Office Products Brands and Continued Innovation. We have a strong portfolio of office product brands in North America. Many of our brands have leading positions in the market, and we believe that continuing to build on our market position is important to our success. Therefore, we intend to invest in attractive growth opportunities by allocating our marketing and product development resources to those brands we believe to have a competitive advantage and a competitive brand position. We will opportunistically seek to acquire companies that will build upon our scale and deepen our penetration of the office products market. Additionally, through the collaboration between key suppliers and our team of product engineers and designers, we continually seek to enhance our products and provide innovative solutions to address the needs of our customers while maximizing the efficiency of our operations. For example, in the past, we have been able to re-engineer some of our three-ring binder offerings in order to increase ease of access for the end user while also reducing our material consumption and cost.

Company Information

We are a Delaware corporation with our principal executive offices at 191 N. Wacker Drive, Suite 1400, Chicago, IL 60606. Our telephone number as of the date of this prospectus is (844) 572-5720.

LSC was incorporated on February 22, 2016 as a direct, wholly owned subsidiary of RRD. On October 1, 2016, RRD completed the Distribution of approximately 80.75% of LSC’s issued and outstanding shares of common stock on the basis of one share of LSC common stock for every eight shares of RRD common stock held as of the close of business on September 23, 2016, the record date.

The Offering

The Offering	6,242,802 shares of common stock offered by the selling stockholder, RRD.

Common stock outstanding immediately before the Offering	32,926,070 shares.

Common stock outstanding immediately after the Offering	32,926,070 shares (33,862,490 shares if the underwriters exercise in full their option to purchase additional shares of common stock from us).

Option to purchase additional shares of common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 936,420 shares from us.

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholder. If the underwriters exercise their option to purchase additional shares of our common stock in full, the net proceeds to us would be $ , after deducting the estimated underwriting discounts and commissions. We intend to use the proceeds from the Offering of any additional shares purchased from us by the underwriters for general corporate purposes.

Dividend policy	On October 27, 2016 and January 18, 2017, respectively, our board of directors (the “Board”) declared a quarterly cash dividend of $0.25 per common share.

The timing, declaration, amount and payment of any future dividends to LSC stockholders will fall within the discretion of the Board. The Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, future prospects, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. In addition, the terms of the agreements governing our existing debt or debt that we may incur in the future may limit or prohibit the payment of dividends.

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	“LKSD”.

Transfer Agent	Computershare Trust Company, N.A. is the transfer agent for our common stock.

Summary Historical Consolidated and Combined Financial Data

The following table sets forth selected financial data as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012. This selected financial data reflects the consolidated position of LSC Communications as an independent, publicly-traded company for periods on or after its separation from RRD on October 1, 2016. Selected financial data for periods prior to October 1, 2016 reflect the combined historical business and operations of the Company as it was historically managed as part of RRD, and have been prepared on a “carve-out” basis for the purpose of presenting LSC Communications’ historical financial condition and results of operations.

The selected historical consolidated and combined statements of operations data for the years ended December 31, 2016, 2015 and 2014 are derived from its audited consolidated and combined financial statements. The selected historical combined statements of operations data for the years ended December 31, 2013 and 2012 are derived from LSC Communications’ unaudited consolidated and combined financial statements that are not included in this prospectus. The unaudited consolidated and combined financial statement data has been prepared on a basis consistent with LSC Communications’ audited consolidated and combined financial statements.

The selected historical combined financial data includes certain expenses of RRD that were allocated to LSC Communications for certain corporate functions, including healthcare and pension, general corporate expenses related to information technology (“IT”), finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These costs may not be representative of the future costs LSC Communications may incur as an independent, publicly traded company. In addition, LSC Communications’ historical combined financial information does not reflect changes that LSC Communications expects to experience in the future as a result of the Separation, including changes in LSC Communications’ cost structure, personnel needs, tax structure, financing and business operations. Accordingly, these historical results should not be relied upon as an indicator of LSC Communications’ future performance.

The historical combined financial statements do not reflect the allocation of certain net liabilities between LSC Communications and RRD as shown under “Unaudited Pro Forma Consolidated and Combined Financial Information” in this prospectus. As a result, the combined financial information included herein may not completely reflect LSC Communications’ financial position, results of operations and cash flows in the future or what its financial position, results of operation and cash flows would have been had LSC Communications been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Consolidated and Combined Financial Information” and accompanying notes included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except per share data)
Consolidated and combined statements of operations data:
Net sales	$3,654	$3,743	$3,853	$3,741	$3,879
Net income (loss)	106	74	58	95	(646)
Net income (loss) per share(a):
Net income (loss) per basic share	3.25	2.27	1.79	2.91	(19.91)
Net income (loss) per diluted share	3.23	2.27	1.79	2.91	(19.91)
Consolidated and combined balance sheet data:
Total assets	1,952	2,011	1,869	2,035	2,198
Long-term debt	742	3	—	—	—
Cash dividends per common share	0.25	—	—	—	—

Reflects results of acquired businesses from the relevant acquisition dates. Refer to Note 3, Business Combinations, to the consolidated and combined financial statements in this prospectus for information on acquisitions.

(a)	On October 1, 2016, RRD distributed approximately 26.2 million shares of LSC Communications common stock to RRD stockholders. RRD retained an additional 6,242,802 shares. The computation of net income (loss) per basic and diluted shares for periods prior to the Separation was calculated using the shares distributed and retained by RRD on October 1, 2016, 32.4 million. Refer to Note 1, Overview and Basis of Presentation, to the consolidated and combined financial statements for information on the Separation.

Includes the following significant items:

•	For 2016: Pre-tax restructuring, impairment and other charges of $18 million ($12 million after-tax); pre-tax charge of $5 million ($3 million after-tax) for spinoff-related transaction expenses and pre-tax charge of $1 million ($0 million after-tax) for lump-sum pension settlement payments;

•	For 2015: Pre-tax restructuring, impairment and other charges of $57 million ($39 million after-tax), pre-tax charges of $14 million for acquisition-related expenses ($13 million after-tax), pre-tax charges of $11 million ($7 million after-tax) for inventory purchase accounting adjustments for Courier, and tax expense of $6 million was recorded due to the receipt of an unfavorable court decision related to payment of prior year taxes in an international jurisdiction;

•	For 2014: Pre-tax restructuring, impairment and other charges of $132 million ($100 million after-tax), pre-tax gain of $9 million ($9 million after-tax) related to the acquisition of Esselte, pre-tax charges of $2 million ($1 million after-tax) for inventory purchase accounting adjustments for Esselte, pre-tax charges of $2 million ($1 million after-tax) for acquisition-related expenses;

•	For 2013: Pre-tax restructuring, impairment and other charges of $79 million ($51 million after-tax), $3 million pre-tax impairment loss ($2 million after-tax) on an equity investment, and pre-tax charges of $1 million ($1 million after-tax) for acquisition-related expenses; and

•	For 2012: Pre-tax restructuring, impairment and other charges of $884 million ($820 million after-tax).

Non-GAAP Measures

LSC Communications believes that certain non-GAAP measures, such as Non-GAAP adjusted EBITDA and Non-GAAP Free Cash Flow, provide useful information about our operating results and enhance the overall ability to assess the our financial performance. LSC Communications uses these measures, together with other measures of performance under GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performance of its business. Non-GAAP adjusted EBITDA and Non-GAAP Free Cash Flow allow investors to make a more meaningful comparison between our core business operating results over different periods of time. We believe that Non-GAAP adjusted EBITDA and Non-GAAP Free Cash Flow, when viewed with LSC Communication’s results under GAAP and the accompanying reconciliations, provide useful information about our business without regard to potential distortions. By eliminating potential differences in results of operations between periods caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges and gain or loss on certain equity investments and asset sales, LSC Communications believes that Non-GAAP adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. By adjusting for the level of capital investment in operations, LSC Communications believes that Non-GAAP Free Cash Flow can provide useful additional basis for understanding LSC Communications’ ability to generate cash after capital investment and provides a comparison to peers with differing capital intensity.

Non-GAAP adjusted EBITDA and Non-GAAP Free Cash Flow are not presented in accordance with GAAP and have important limitations as analytical tools. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. In addition, these measures are defined differently by different companies in our industry and, accordingly, such measures may not be comparable to similarly-titled measures of other companies.

Non-GAAP adjusted EBITDA excludes restructuring, impairment and other charges-net, spinoff-related transaction expenses, a pension settlement charge related to the Esselte defined benefit plan, acquisition-related expenses, purchase accounting inventory adjustments, and a gain on bargain purchase related to the Esselte acquisition. A reconciliation of GAAP net income to Non-GAAP adjusted EBITDA for the years ended December 31, 2016, 2015 and 2014 is presented in the following table:

	For the Year Ended December 31,
	2016	2015	2014
Net income	$106	$74	$58
Restructuring, impairment and other charges—net	18	57	132
Spinoff-related transaction expenses	5	—	—
Pension settlement charge	1	—	—
Acquisition-related expenses	—	14	2
Purchase accounting inventory adjustments	—	11	2
Gain on bargain purchase	—	—	(9)
Depreciation and amortization	171	181	181
Interest expense (income)—net	18	(3)	(4)
Income tax expense	51	64	30

Non-GAAP adjusted EBITDA	$370	$398	$392

Non-GAAP Free Cash Flow consists of cash provided by operating activities, less capital expenditures. A reconciliation of GAAP operating cash flows to Non-GAAP Free Cash Flow for the year ended December 31, 2016 is presented in the following table:

Net cash provided by operating activities	$231
Less: capital expenditures	48

Non-GAAP Free Cash Flow	$183

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider the following risk factors and all the other information contained in this prospectus in evaluating us and our common stock. Any of the following risks could materially and adversely affect LSC’s results of operations or financial condition. The risk factors have been separated into three general groups: risks related to LSC’s business, risks related to LSC’s recent Separation from RRD and risks related to LSC’s common stock and the Offering. You should carefully consider each of the risks below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develops into an actual event, our business, financial condition or results of operations could be negatively affected, the market price of your shares could decline and you could lose all or part of your investment.

Risks Relating to Our Business

The highly competitive market for our products and industry fragmentation may continue to create adverse price pressures.

The markets for the majority of our product categories are highly fragmented and we have a large number of competitors. Management believes that excess capacity in our markets, as well as increasing consolidation of our customer base, has caused downward price pressure for our products and that this trend is likely to continue. In addition, consolidation in the markets in which we compete may increase competitive price pressures due to competitors lowering prices as a result of synergies achieved.

We may be unable to improve our operating efficiency rapidly enough to meet market conditions.

Because the markets in which we compete are highly competitive, we must continue to improve our operating efficiency in order to maintain or improve our profitability. There is no assurance that we will be able to do so in the future. In addition, the need to reduce ongoing operating costs may result in significant up-front costs to reduce workforce, close or consolidate facilities, or upgrade equipment and technology, which could negatively impact the Company’s consolidated and combined statements of income, balance sheets and cash flows.

The substitution of electronic delivery for printed materials may continue to adversely affect our businesses.

Electronic delivery of documents and data, including the online distribution and hosting of media content, offer alternatives to traditional delivery of print materials. Consumers continue to accept electronic substitution in directory printing and are replacing traditional reading of print materials with online, hosted media content or e-reading devices. The extent to which consumers will continue to accept electronic delivery is uncertain and it is difficult to predict future rates of acceptance of these alternatives. Electronic delivery has negatively impacted some of our products, such as directories and books. Digital technologies have also impacted printed magazines, as some advertising spending has started transitioning from print to electronic media. To the extent that consumers and customers continue to accept these alternatives, our consolidated and combined statements of income, balance sheets and cash flows could be negatively impacted.

Global market and economic conditions, as well as the effects of these conditions on our customers’ businesses, could adversely affect us, as the financial condition of our customers may deteriorate.

Global economic conditions affect our customers’ businesses and the markets they serve. Because a significant part of our business relies on advertising spending, which is driven in part by economic conditions and consumer spending, a prolonged downturn in the global economy and an uncertain economic outlook could further reduce the demand for the printing and related services that we provide. Delays or reductions in customers’ spending would have an adverse effect on demand for our products and services, which could be material, and consequently could negatively impact our results of consolidated and combined statements of income, balance sheets and cash flows. Economic weakness and constrained advertising spending may result in decreased net sales, operating margin, earnings and growth rates and difficulty in managing inventory levels and collecting accounts receivable. Our exposure to industries experiencing financial difficulties and certain financially troubled customers could negatively impact our consolidated and combined statements of income, balance sheets and cash flows. Further, a lack of liquidity in the capital markets or a sustained period of unfavorable economic conditions could increase our exposure to credit risks of our customers and result in increases in bad debt write-offs and allowances for doubtful accounts receivable. We may experience operating margin declines, reflecting the effect of items such as competitive price pressures, inventory write-downs, cost increases for wages and materials, and increases in pension plan funding requirements. Economic downturns may also result in restructuring actions and associated expenses and impairment of long-lived assets, including goodwill and other intangibles. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

For instance, in June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last up to two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal or renegotiation of the terms of their membership. These developments, or the perception that any of them could occur, have had and may continue to have an adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Adverse credit market conditions may limit the Company’s ability to obtain future financing.

We may, from time to time, depend on access to the credit markets. Uncertainty and volatility in global financial markets may cause financial markets institutions to fail or may cause lenders to hoard capital and reduce lending. The failure of a financial institution that supports the Company’s existing credit agreement would reduce the size of its committed facility unless a replacement institution were added.

Our business is subject to risks associated with seasonality, which could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Our sales and cash flows are affected by seasonality, as print demand is affected by advertising and consumer spending trends. Historically, demand for printing of magazines, catalogs, retail inserts, books and office products is higher in the second half of the year, driven by increased advertising pages within magazines, holiday volume in catalogs and retail inserts, and back-to-school demand in books and office products. These typical seasonal patterns can be impacted by overall trends in the U.S. and world economy. For these reasons, sequential quarterly comparisons are not a good indication of our performance or how we may perform in the future. If we are unable to obtain access to financing sources to fund our working capital needs or if seasonal fluctuations are greater than anticipated, there could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Fluctuations in the costs and availability of paper, ink, energy and other raw materials may adversely impact us.

Purchases of paper, ink, energy and other raw materials represent a large portion of our costs. Increases in the costs of these inputs may increase our costs, and we may not be able to pass these increased costs on to customers through higher prices. In addition, we may not be able to resell waste paper and other print-related by-products or may be adversely impacted by decreases in the prices for these by-products. Increases in the cost of materials may adversely impact customers’ demand for our printing and related services to the extent we pass along the costs to our customers.

We may be adversely affected by a decline in the availability of raw materials.

We are dependent on the availability of paper, ink and other raw materials to support our operations. Unforeseen developments in these markets could result in a decrease in the supply of paper, ink or other raw materials and could cause a decline in our net sales.

We rely on a key supplier for ink and if such supplier breaches or is unable to perform certain obligations under our arrangement with them, we may be unable to procure comparable supply from another supplier in a timely fashion, or when we are able to procure such supply, such supply may be on worse terms.

A significant portion of our ink comes from a single supplier pursuant to a multi-year supply agreement. The ink industry has faced significant challenges in recent years, as the demand for ink has declined while the costs of raw materials used to manufacture ink have fluctuated. We rely on this ink supplier to meet a significant portion of our ink needs, and have negotiated a contract that provides us with favorable terms and certain contingencies from supply disruption. A disruption in the supply of ink from this supplier, either from natural disaster, financial bankruptcy or other supply interruption, may require us to purchase a significant amount of ink from other suppliers or assume the production ourselves, which in either case, may be on worse terms and slow our production, either of which could have a negative impact on our consolidated and combined statements of income, balance sheets and cash flows.

We have in the past acquired and intend in the future to acquire other businesses, and we may be unable to successfully integrate the operations of these businesses and may not achieve the cost savings and increased net sales anticipated as a result of these acquisitions.

Achieving the anticipated benefits of acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. In particular, the coordination of geographically dispersed organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses may also require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the Company. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of the Company’s businesses and the loss of key personnel from the Company or the acquired businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt the businesses of the Company or the acquired businesses.

The Company’s strategy is, in part, predicated on the Company’s ability to realize cost savings and to increase net sales through the acquisition of businesses that add to the breadth and depth of the Company’s products and services. Achieving these cost savings and net sales increases is dependent upon a number of factors, many of which are beyond the Company’s control. In particular, the Company may not be able to realize the benefits of more comprehensive product and service offerings, anticipated integration of sales forces, asset rationalization and systems integration.

We may be subject to more intensive competition if our competitors pursue consolidations.

We currently have a large number of competitors in the markets in which we operate. We believe that selectively pursuing acquisitions is an important strategy for our business. If our competitors are able to successfully combine with one another, and we are not successful with our own efforts to consolidate or adapt effectively to increased competition, the competitive landscape we face could be significantly altered. Such consolidation could create stronger competitors with greater financial resources and broader manufacturing and distribution capabilities than our own, and the resulting increase in competitive pressures could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Our business is dependent upon brand recognition and reputation, and the failure to maintain or enhance our brands or reputation would likely have an adverse effect on our business.

Our brand recognition, particularly in our Office Products segment, and reputation generally are important aspects of our business. Maintaining and further enhancing our brands and reputation will be important to retaining and attracting customers for our products. We also believe that the importance of our brand recognition and reputation for products will continue to increase as competition in the market for our products continues to increase. Our success in this area will be dependent on a wide range of factors, some of which are out of our control, including our ability to retain existing and obtain new customers and strategic partners, the quality and perceived value of our products, actions of our competitors, and positive or negative publicity. Our reputation also depends on the quality of our customer service, and if our customer service declines, our reputation may also decline. Damage to our reputation and loss of brand equity may reduce demand for our products and could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

We may be unable to hire and retain talented employees, including management.

Our success depends, in part, on our general ability to attract, develop, motivate and retain skilled employees. The loss of a significant number of our employees or the inability to attract, hire, develop, train and retain skilled personnel could have a serious negative effect on our business. Various locations may encounter competition with other manufacturers for skilled labor. Many of these manufacturers may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices than we offer. In addition, many members of our management have significant industry experience that is valuable to our competitors. Our executive officers have non-solicitation agreements contractually prohibiting them from soliciting our customers and employees for a specified period of time after they leave the Company. If one or more members of our senior management team leave and cannot be replaced with a suitable candidate quickly, we could experience difficulty in managing our business properly, which could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Catastrophic events may damage or destroy our factories, distribution centers or other facilities, which may disrupt our business.

Natural disasters, conflicts, wars, terrorist attacks, fires or other catastrophic events could cause damage or disruption to our factories, distribution centers or other facilities, which may adversely affect our ability to manage logistics, cause delays in the delivery of products and services to our customers, and create inefficiencies in our supply chain. An event of this nature could also prevent us from maintaining ongoing operations and from performing critical business functions. While we maintain backup systems and operate out of multiple facilities to reduce the potentially adverse effect of these types of events, a catastrophic event that results in the destruction of any of our major factories, distribution centers or other facilities could affect our ability to conduct normal business operations, which could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

There are risks associated with operations outside the U.S.

Net sales from our operations in geographic regions outside the U.S. accounted for approximately 11% of our consolidated and combined net sales for the year ended December 31, 2016. As a result, we are subject to the risks inherent in conducting business outside the U.S., including the impact of economic and political instability of those countries in which we operate. Our operations outside of the U.S. are primarily in Poland and Mexico. Our business in Poland, which primarily serves the European market, has experienced a decline in profitability due to adverse economic conditions in Europe since the global financial crisis, which has affected the demand for print services in Europe. Security disruptions within the regions in Mexico in which we operate may interfere with operations, which could negatively impact our supply chain.

We are also subject to risks that could materially affect our operations and operating results with respect to potential changes in U.S. government trade policy and legislation, including changes to tax laws, withdrawal from or modification of certain international trade agreements, including the North American Free Trade Agreement, the imposition of additional tariffs or other restrictions on trade on goods produced outside the U.S. for import into the U.S. and any changes in diplomatic relations with countries in which we operate or do business and compliance with applicable anti-corruption and sanctions laws and regulations.

We are exposed to risks related to potential adverse changes in currency exchange rates.

We are exposed to market risks resulting from changes in the currency exchange rates of the currencies in the countries in which we do business. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries, fluctuations in such rates may affect the translation of these results into our consolidated financial statements. To the extent borrowings, sales, purchases, net sales and expenses or other transactions are not in the applicable local currency, we may enter into foreign currency spot and forward contracts to hedge the currency risk. Management cannot be sure, however, that our efforts at hedging will be successful, and such efforts could, in certain circumstances, lead to losses.

The trend of increasing costs to provide health care and other benefits to our employees may continue.

We provide health care and other benefits to our employees. For many years, costs for health care have increased more rapidly than general inflation in the U.S. economy. If this trend in health care costs continues, our cost to provide such benefits could increase, adversely impacting our profitability. Changes to health care regulations in the U.S. may also increase our cost of providing such benefits. The full effect that a full or partial repeal of the Affordable Care Act or changes to other healthcare laws and regulations would have on our business remains unclear at this time, and could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Changes in market conditions, changes in discount rates, or lower returns on assets may increase required pension plan contributions in future periods.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of certain interest rates. As experienced in prior years, declines in the market value of the securities held by the plans coupled with historically low interest rates have substantially reduced, and in the future could further reduce, the funded status of the plans. These reductions may increase the level of expected required pension plan contributions in future years. Various conditions may lead to changes in the discount rates used to value the year-end benefit obligations of the plans, which could partially mitigate, or worsen, the effects of lower asset returns. If adverse conditions were to continue for an extended period of time, our costs and required cash contributions associated with pension plans may substantially increase in future periods.

A decline in our expected profitability or the expected profitability of our individual reporting units could result in the impairment of assets, including goodwill, other long-lived assets and deferred tax assets.

We hold goodwill, other long-lived assets and deferred tax assets on our balance sheet. A decline in expected profitability, particularly if there is a decline in the global economy, could call into question the recoverability of our related goodwill, other long-lived tangible and intangible assets or deferred tax assets and require the write-down or write-off of these assets or, in the case of deferred tax assets, recognition of a valuation allowance through a charge to income. Such an occurrence has had and could continue to have a negative impact on our consolidated and combined statements of income, balance sheets and cash flows.

Changes in postal rates, regulations and delivery systems may adversely impact demand for our products and services.

Postal costs are a significant component of many of our customers’ cost structure and postal rate changes can influence the number of pieces and types of mailings that our customers mail. On January 22, 2017, the United States Postal Service (“USPS”) implemented a rate adjustment affecting all market dominant classes including an average inflation-based rate increase for each class of mail. Going forward, the frequency and percentage of postal rate increases are uncertain. As of the date hereof there are two efforts underway. First, on September 1, 2016, the Postal Regulatory Commission (the “PRC”) notified the public that, pursuant to its statutory mandate under the Postal Accountability and Enhancement Act, it would begin reviewing the system for regulating rates and classes for market dominant products to determine if it is achieving the objectives established by Congress. If the PRC determines that the system is not achieving the objectives, the PRC may, by regulation, make modifications or adopt an alternative system as necessary to achieve the objectives. Second, on January 31, 2017, the Postal Service Reform Act of 2017 was introduced in the U.S. House of Representatives. If the bill is passed into law, it would allow the USPS to increase postal rates for market-dominant products by 2.15%, or 1 cent, for a First-Class stamp.

These two efforts leave our customers with an uncertain future relative to budgeting for postal expenses. If either of these effort result in declines in print volumes mailed, this may have an adverse effect on our business.

We are subject to environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

The conduct of our businesses is subject to various environmental laws and regulations administered by federal, state and local government agencies in the U.S., as well as to foreign laws and regulations administered by government entities and agencies in markets in which we operate. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Changes in laws, regulations or governmental policy and the related interpretations may alter the environment in which we do business and, therefore, may impact our results or increase our costs and liabilities.

Various laws and regulations addressing climate change are being considered at the federal and state levels. Proposals under consideration include limitations on the amount of greenhouse gas that can be emitted. The impacts of such proposals could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

The competitiveness, success and growth of our business may depend on our ability to refurbish or replace our infrastructure, which could result in an increase in our capital expenditures and such capital expenditures could be substantial. We may be required to invest more in capital expenditures than we have done historically.

Capital expenditures, such as software upgrades or machinery replacements, may be necessary from time to time to preserve the competitiveness, success and growth of our business. The industry in which we operate is highly competitive and is expected to remain competitive. We may be required to invest amounts in capital expenditures that exceeds our recent spending levels to replace worn out or obsolete machinery or otherwise remain competitive. If cash from operations is insufficient to provide for needed levels of capital expenditures and we are unable to obtain funds for such purposes elsewhere, we may be unable to make necessary upgrades or repairs to our software and facilities. An increase in capital expenditures could affect our ability to compete effectively and could have a negative impact on our consolidated and combined statements of income, balance sheets and cash flows.

The failure to adapt to technological changes to address the changing demands of customers or the failure to implement new required processes or procedures in connection with the expansion of our products and services into new areas may adversely impact our business.

Many of the end markets in which our customers compete are experiencing changes due to technological progress and changes in consumer preferences. In order to remain competitive, we will need to continue to adapt to future changes in technology, enhance our existing offerings and introduce new offerings to address the changing demands of customers. If we are unable to continue to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods, our business may be adversely affected.

Technological developments, changing demands of customers and the expansion of our products and services into new areas may require additional investment in new equipment and technologies, as well as the implementation of additional necessary or required compliance procedures and processes to which we are not currently subject. The development of such solutions may be costly and there is no assurance that these solutions will be accepted by customers. Furthermore, our compliance with new procedures and processes may increase our costs and, in the event we are unable to comply, may reduce our customers’ willingness to work with us. If we are unable to adapt to technological changes on a timely basis or at an acceptable cost, or if we cannot comply with these necessary or required procedures or processes, customers’ demand for our products and services may be adversely affected.

Our services depend on the reliability of computer systems maintained by us and our vendors and the ability to implement and maintain IT and security measures to protect against security breaches and data leakage.

We depend on our IT and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach or a data leak that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. These systems include systems that we own and operate, as well as those systems of our vendors.

Our systems allow us to share information that may be confidential in nature to our customers across our offices worldwide, which allows us to increase global reach for our customers. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. Our systems are also susceptible to breaches due to intentional employee misconduct. For any of these reasons, we may experience systems malfunctions or interruptions or leakage of confidential information. A significant or large-scale malfunction or interruption of any one of our computer or data processing systems, or the leakage of confidential information due to a malfunction or breach of our systems or employee misconduct, could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions, deliver products and safeguard our customers’ confidential information. A malfunction that results in a wider or sustained disruption to our business could negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Risks Relating to our Recent Separation from RRD

Because there was not a public market for our common stock prior to the Separation, the market price and trading volume of our common stock has been and may continue to be volatile and stockholders may not be able to resell their shares at or above the current market price of our stock after the Separation.

Prior to the Separation, we did not have any securities traded on any exchange and, as a result, have a very limited trading history. There has been a limited market in our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile in the upcoming periods. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this prospectus or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions.

Shares of LSC’s common stock are eligible for future sale, and substantial sales of such shares may cause the price of LSC’s common stock to decline.

Any sales of substantial amounts of LSC’s common stock in the public market or the perception that such sales might occur may cause the market price of LSC’s common stock to decline. As of October 1, 2016, LSC had approximately 32 million of its common stock outstanding (of which approximately 26 million were distributed and owned by the public). Such publicly owned shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of LSC’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. LSC is unable to predict whether large amounts of its common stock will be sold in the open market and whether a sufficient number of buyers would be in the market at that time.

In connection with the Separation, RRD retained 19.25% of LSC’s total shares outstanding. RRD is expected to dispose of such shares within the 12-month period following the Separation. If RRD holds any such shares after the consummation of this Offering, such disposition could include one or more subsequent exchanges of LSC common stock for debt of RRD, or otherwise using the common stock to satisfy RRD’s outstanding obligations. RRD and LSC entered into a Stockholder and Registration Rights Agreement wherein LSC agreed, upon the request of RRD, to use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of LSC’s common stock retained by RRD. Refer to the Stockholder and Registration Rights Agreement, filed as Exhibit 4.1 to the registration statement of which this prospectus forms a part.

Dispositions of significant amounts of LSC’s common stock or the perception in the market that this will occur may result in the lowering of the market price of LSC’s common stock.

The spinoff from RRD could result in significant liability to LSC.

The spinoff is intended to qualify for tax-free treatment to RRD and its stockholders under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). Completion of the spinoff was conditioned upon, among other things, the receipt of a private letter ruling from the IRS regarding certain issues relating to the tax-free treatment of the RRD transactions. Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the accuracy of factual representations and assumptions made in the ruling. Completion of the spinoff was also conditioned upon RRD’s receipt of a tax opinion from Sullivan & Cromwell LLP regarding certain aspects of the spinoff not covered by the IRS private letter ruling. The opinion was based upon various factual representations and assumptions, as well as certain undertakings made by RRD, LSC and Donnelley Financial. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinion are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinion are based are materially different from the actual facts relating to the RRD transactions, the opinion or IRS private letter ruling may not be valid. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS.

If the Separation is determined to be taxable, RRD and its stockholders could incur significant tax liabilities, and under the tax matters agreement and the letter agreement, LSC may be required to indemnify RRD for any liabilities incurred by RRD if the liabilities are caused by any action or inaction undertaken by LSC following the spinoff. For additional detail, refer to Tax Disaffiliation Agreement, filed as Exhibit 2.4 to the registration statement of which this prospectus forms a part.

The tax rules applicable to the Separation may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the Separation.

To preserve the tax-free treatment of the Separation under the Tax Disaffiliation Agreement, for the two-year period following the Separation, we are subject to restrictions with respect to:

•	taking any action that would result in our ceasing to be engaged in the active conduct of our business, with the result that we are not engaged in the active conduct of a trade or business within the meaning of certain provisions of the Code;

•	redeeming or otherwise repurchasing any of our outstanding stock, other than through certain stock purchases of widely held stock on the open market;

•	amending our Certificate of Incorporation (or other organizational documents) in a manner that would affect the relative voting rights of separate classes of our capital stock or would convert one class of our capital stock into another class of our capital stock;

•	liquidating or partially liquidating;

•	merging with any other corporation (other than in a transaction that does not affect the relative shareholding of our stockholders), selling or otherwise disposing of (other than in the ordinary course of business) our assets, or taking any other action or actions if such merger, sale, other disposition or other action or actions in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, assets representing one-half or more of our asset value;

•	taking any other action or actions that in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, capital stock of ours possessing (i) at least 50% of the total combined voting power of all classes of stock or equity interests of ours entitled to vote, or (ii) at least 50% of the total value of shares of all classes of stock or of the total value of all equity interests of ours, other than an acquisition of our shares as part of the Separation solely by reason of holding RRD common stock (but not including such an acquisition if such RRD common stock, before such acquisition, was itself acquired as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares of our stock meeting the voting and value threshold tests listed previously in this bullet); and

•	taking any action that (or failing to take any action the omission of which) would be inconsistent with the Separation qualifying as, or that would preclude the Separation from qualifying as, a transaction that is generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, refer to Tax Disaffiliation Agreement, filed as Exhibit 2.4 to the registration statement of which this prospectus forms a part.

LSC’s historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information about LSC prior to October 1, 2016 included in this prospectus refers to LSC’s business as operated by and integrated with RRD. LSC’s historical financial information for such periods was derived from the consolidated financial statements and accounting records of RRD. Accordingly, such historical financial information does not necessarily reflect the combined statements of income, balance sheets and cash flows that LSC would have achieved as a separate, publicly traded company during the periods presented or those that LSC will achieve in the future primarily as a result of the following factors:

•	Prior to the Separation, LSC’s business was operated by RRD as part of its broader corporate organization, rather than as an independent company. RRD or one of its affiliates performed various corporate functions for LSC, such as tax, treasury, finance, audit, risk management, legal, IT, human resources, stockholder relations, compliance, shared services, insurance, employee benefits and compensation. After the Separation, RRD has continued to provide some of these functions to LSC, as described in the Transition Services Agreement, filed as Exhibit 2.2 to the registration statement of which this prospectus forms a part. LSC’s historical financial results reflect allocations of corporate expenses from RRD for such functions. These allocations may not be indicative of the actual expenses LSC would have incurred had it operated as an independent, publicly traded company in the periods presented. LSC will make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure and personnel to which LSC no longer has access as a result of the Separation. These initiatives to develop LSC’s independent ability to operate without access to RRD’s existing operational and administrative infrastructure have been costly and will continue to be costly to implement in the future. LSC may not be able to operate its business efficiently or at comparable costs and its profitability may decline.

•	Prior to the Separation, LSC’s business was integrated with the other businesses of RRD. LSC was able to utilize RRD’s size and purchasing power in procuring various goods and services and shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although LSC has entered into transition agreements with RRD, these arrangements may not fully capture the benefits LSC enjoyed as a result of being integrated with RRD and may result in LSC paying higher charges than in the past for these services. As a separate, independent company, LSC may be unable to obtain goods and services at the prices and terms obtained prior to the Separation, which could decrease LSC’s overall profitability. As a separate, independent company, LSC may also not be as successful in negotiating favorable tax treatments and credits with governmental entities. This could have a material adverse effect on LSC’s consolidated and combined statements of income, balance sheets and cash flows for periods after the Separation.

•	Generally, prior to the Separation, LSC’s working capital requirements and capital for its general corporate purposes, including acquisitions, R&D and capital expenditures, were satisfied as part of the corporate-wide cash management policies of RRD. As a separate independent company, LSC may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	The cost of capital for LSC’s business is higher than RRD’s cost of capital prior to the Separation.

Other significant changes have occurred and may continue to occur in LSC’s cost structure, management, financing and business operations as a result of operating as a company separate from RRD.

We have incurred, and we may continue to incur, material costs and expenses as a result of the Separation.

We have incurred, and may continue to incur, costs and expenses greater than those we currently incur as a result of the Separation. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). In addition, we expect to either maintain similar or have increased corporate and administrative costs and expenses to those we incurred or were allocated while part of RRD, even though, after the Separation, LSC is a smaller, stand-alone company. We cannot assure you that these costs will not be material to our business.

As LSC builds its IT infrastructure and transitions its data to its own systems, LSC has incurred and will continue to incur substantial additional costs and experience temporary business interruptions.

LSC expects to install and implement IT infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. LSC may incur temporary interruptions in business operations if it cannot transition effectively from RRD’s existing transactional and operational systems, data centers and the transition services that support these functions as LSC replaces these systems. LSC may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. LSC’s failure to avoid operational interruptions as it implements the new systems and replaces RRD’s IT services, or its failure to implement the new systems and replace RRD’s services successfully, could disrupt its business, adversely affect its ability to collect receivables from customers, and have a material adverse effect on its profitability. In addition, if LSC is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or, our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, beginning in Fiscal Year 2017, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting and our independent auditors will be required to issue an opinion on our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken and our stock price may suffer.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Separation.

We believe that the Separation has allowed, and will continue to allow, among other benefits, us to focus on our distinct strategic priorities; afford us direct access to the capital markets and facilitate our ability to capitalize on growth opportunities and effect future acquisitions utilizing our common stock; facilitate incentive compensation arrangements for our employees more directly tied to the performance of our business; and enable us to concentrate our financial resources solely on our own operations. However, we may be unable to achieve some or all of these benefits. For example, in order to prepare ourselves for the Separation, we undertook a series of strategic, structural and process realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses after the Separation, weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business and consolidated and combined statements of income, balance sheets and cash flows could be materially and adversely affected.

RRD or Donnelley Financial may not satisfy their respective obligations under the Transition Services Agreements and other agreements that were entered into as part of the Separation, or we may not have necessary systems and services in place when the transition services terms expire.

In connection with the Separation, we entered into Transition Services Agreements with both RRD and Donnelley Financial. Refer to Exhibits 2.2 and 2.3 to the registration statement of which this prospectus forms a part, related to the agreements with RRD and Donnelley Financial, respectively. These Transition Services Agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the Separation. We will rely on RRD and Donnelley Financial to satisfy their respective performance and payment obligations under these Transition Services Agreements. If RRD or Donnelley Financial is unable to satisfy its respective obligations, including indemnification obligations, under these Transition Services Agreements, we could incur operational difficulties. The other agreements relating to the Separation provide for indemnification in certain circumstances and commercial agreements establish ongoing commercial arrangements. There can be no guarantee that RRD or Donnelley Financial, as the case may be, will satisfy any obligations owed to us under such agreements, including any indemnification obligations.

Further, if we do not have our own systems and services in place, or if we do not have agreements in place with other providers of these services when the term of a particular transition service terminates, we may not be able to operate our business effectively, which could negatively impact our consolidated and combined statements of income, balance sheets and cash flows. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services RRD and Donnelley Financial will provide. We may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from RRD’s or Donnelley Financial’s systems to our systems, as the case may be, which could disrupt our business and have a negative impact on our consolidated and combined statements of income, balance sheets and cash flows. These systems and services may also be more expensive or less efficient than the systems and services RRD and Donnelley Financial are providing during the transition period.

We have incurred substantial indebtedness in connection with the Separation and the degree to which we are currently leveraged may materially and adversely affect our business and consolidated and combined statements of income, balance sheets and cash flows.

We incurred approximately $825 million of debt in connection with the Separation. Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Separation, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including facility closure, staff reductions, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness, and restricting future capital return to stockholders. In addition, our ability to withstand competitive pressures and to react to changes in the print and related services industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, our leverage could put us at a competitive disadvantage compared to our competitors who may be less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our leverage could also impede our ability to withstand downturns in our industry or the economy in general.

The agreements and instruments that govern our debt impose restrictions that may limit our operating and financial flexibility.

The credit agreement entered into on September 30, 2016 (the “Credit Agreement”) that governs our Term Loan Facility (as defined herein) and our Revolving Credit Facility (as defined herein) (the Term Loan Facility and the Revolving Credit Facility, collectively, the “Senior Secured Credit Facilities”), and the indenture that governs the Company’s $450 million of 8.75% Senior Secured Notes (the “Senior Notes”) due October 15, 2023, contain a number of significant restrictions and covenants that limit our ability to:

•	incur additional debt;

•	pay dividends, make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur or permit to exist certain liens; enter into certain types of transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants can have the effect of limiting our flexibility in planning for or reacting to changes in our business and the markets in which we compete. In addition, the Credit Agreement that governs our Senior Secured Credit Facilities requires us to comply with certain financial maintenance covenants. Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with the financial covenants contained in our senior secured term loan B facility in an aggregate principal amount of $375 million (the “Term Loan Facility”) and indenture. If we violate covenants under our Senior Secured Credit Facilities and indenture and are unable to obtain a waiver from our lenders, our debt under our Senior Secured Credit Facilities and indenture would be in default and could be accelerated by our lenders. Because of cross-default provisions in the agreements and instruments governing our debt, a default under one agreement or instrument could result in a default under, and the acceleration of, our other debt.

If our debt is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business and consolidated and combined statements of income, balance sheets and cash flows could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Despite our substantial indebtedness, we may be able to incur substantially more debt.

Despite our substantial amount of indebtedness, we may be able to incur substantial additional debt, including secured debt, in the future. Although the indenture governing our Senior Notes and the Credit Agreement governing the Senior Secured Credit Facilities restrict the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of December 31, 2016, we had $388 million available for additional borrowing under our senior secured revolving credit facility in an aggregate principal amount of $400 million (the “Revolving Credit Facility”). The more indebtedness we incur, the further exposed we become to the risks associated with the substantial leverage described above.

RRD and Donnelley Financial have a significant understanding of our business and may be uniquely positioned to compete against us.

Prior to the Separation, we operated as part of RRD, and many of RRD’s and Donnelley Financial’s current officers, directors and employees have participated in the development and execution of our corporate strategy and the management of our day-to-day operations. RRD and Donnelley Financial have significant knowledge of our products, operations, strengths, weaknesses and strategies. This knowledge includes the cost of production, average market pricing and margin, compensation of critical employees, key or critical accounts knowledge, intellectual property and proprietary processes. Because of RRD’s competitive insight into our operations and Donnelley Financial’s ability to compete in discrete areas of our business, specifically the printing of books, competition from RRD, and to a lesser extent Donnelley Financial, which could occur in the future, may negatively impact our consolidated and combined statements of income, balance sheets and cash flows.

Risks Relating to Our Common Stock and this Offering

We have a limited operating history as a public company. The market price of our common stock may fluctuate significantly.

We have only been a public company for several months, and thus there is a limited trading history in our common stock, which has been traded on the NYSE under the symbol “LKSD” since October 3, 2016. We cannot predict the prices at which our common stock may trade. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with this Offering, which could cause our stock price to decline.

RRD stockholders who received shares of common stock in LSC after the Separation generally may sell those shares in the public market. RRD retained 19.25% of our common stock, and may sell or transfer its shares in certain circumstances. It is possible that some RRD stockholders, including some of our larger stockholders, will sell our common stock if, for reasons such as our business profile, market capitalization as an independent company or the size or rate of return of our dividend, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of our common stock.

We cannot assure you that we will continue to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

The timing, declaration, amount and payment of any future dividends to LSC stockholders will fall within the discretion of our Board of Directors. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, future prospects, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our debt or debt that we may incur in the future may continue to limit or prohibit the payment of dividends. While our Board declared a quarterly cash dividend of $0.25 per common share on October 27, 2016 payable on December 1, 2016 and on January 18, 2017 payable on March 2, 2017, there can be no assurance that we will continue to pay a dividend.

Delaware law and anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could make it more difficult to acquire us and limit your ability to sell your shares at a premium.

Certain provisions of our amended and restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated by-laws (“By-laws”) and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our Board. These provisions include:

•	the ability of our Board to issue preferred stock in one or more series with such rights, obligations and preferences as the Board may determine, without further vote or action by our stockholders;

•	the initial classification of our Board, which effectively prevents stockholders from electing a majority of the directors at any one annual meeting of stockholders until the second annual meeting of stockholders after the Separation;

•	advanced notice procedures for stockholders to nominate candidates for election to the Board and for stockholders to submit proposals for consideration at a meeting of stockholders;

•	the inability of stockholders to act by written consent;

•	restrictions on the ability of our stockholders to call a special meeting of stockholders; and

•	the absence of cumulative voting rights for our stockholders.

We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder. This statute, as well as the provisions in our organizational documents, could have the effect of delaying, deterring or preventing certain potential acquisitions or a change in control of us.

Your percentage ownership in LSC may be diluted in the future.

Your percentage ownership in LSC may be diluted in the future because of equity securities we issue, either as consideration for acquisitions, in connection with capital raises or for equity awards that we expect to grant to our directors, officers and employees. We may issue equity securities as consideration in an acquisition. Further, to the extent that LSC raises additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted, and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing stockholders. Any such transaction will dilute your ownership in LSC.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” These statements are based on the beliefs and assumptions of the Company. Generally, forward-looking statements include information concerning possible or assumed future actions, events, or results of operations of the Company. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” or variations of such words and similar expressions are intended to identify our forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding the Offering and our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the Offering, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors discussed in detail under “Risk Factors” in this prospectus, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. These factors include, but are not limited to:

•	the competitive market for our products and industry fragmentation affecting our prices;

•	the inability to improve operating efficiency to meet changing market conditions;

•	changes in technology, including electronic substitution and migration of paper-based documents to digital data formats;

•	the volatility and disruption of the capital and credit markets, and adverse changes in the global economy;

•	the effects of global market and economic conditions on our customers;

•	the effect of economic weakness and constrained advertising;

•	uncertainty about future economic conditions;

•	increased competition as a result of consolidation among our competitors;

•	our ability to successfully integrate future acquisitions;

•	factors that affect customer demand, including changes in postal rates, postal regulations, delivery systems and service levels, changes in advertising markets and customers’ budgetary constraints;

•	vulnerability to adverse events as a result of becoming a stand-alone company after the Separation, including the inability to obtain as favorable of terms from third-party vendors;

•	our ability to access debt and the capital markets due to adverse credit market conditions;

•	the effects of seasonality on our core businesses;

•	the effects of increases in capital expenditures;

•	changes in the availability or costs of key materials (such as paper, ink, energy and other raw materials) or in prices received for the sale of by-products;

•	performance issues with key suppliers;

•	our ability to maintain our brands and reputation;

•	the retention of existing and continued attraction of additional customers and key employees, including management;

•	the effect of economic and political conditions on a regional, national or international basis;

•	the effects of operating in international markets, including fluctuations in currency exchange rates;

•	changes in environmental laws and regulations affecting our business;

•	the ability to gain customer acceptance of our new products and technologies;

•	the effect of a material breach of, or disruption to, the security of any of our or our vendors’ systems;

•	the failure to properly use and protect customer and employee information and data;

•	the effect of increased costs of providing health care and other benefits to our employees;

•	the effect of catastrophic events;

•	the lack of a market for our common stock;

•	the effect of substantial sales of our common stock in the public market, or the perception that such sales might occur, on the price of our common stock;

•	the potential tax liability of the Separation;

•	the lack of history as an operating company and costs associated with being an independent company;

•	the failure to achieve certain intended benefits of the Separation;

•	the failure of RRD or Donnelley Financial to satisfy their respective obligations under the transition services agreements or other agreements entered into in connection with the Separation; and

•	increases in requirements to fund or pay withdrawal costs related to the Company’s pension plans.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Undue reliance should not be placed on such statements, which speak only as of the date of this prospectus or the date of any document that may be incorporated by reference into this prospectus.

Consequently, readers of this prospectus should consider these forward-looking statements only as the Company’s current plans, estimates and beliefs. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions to such forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this prospectus, except as required by applicable law or regulation.

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from its sale of our common stock, after deducting underwriting discounts and commissions, and we will receive no proceeds. If the underwriters exercise their option to purchase additional shares of our common stock in full, the net proceeds to us would be $        , after deducting the underwriting discounts and commissions on such shares. We intend to use the proceeds from the offering of any additional shares purchased from us by the underwriters for general corporate purposes. See “Principal and Selling Stockholders” for additional info regarding the selling stockholder.

DIVIDEND POLICY

On October 27, 2016, our Board declared a quarterly cash dividend of $0.25 per common share payable on December 1, 2016 to LSC stockholders of record on November 16, 2016, and in addition, on January 18, 2017, the Board declared a quarterly cash dividend of $0.25 per common share, payable on March 2, 2017 to stockholders of record on February 15, 2017.

The timing, declaration, amount and payment of any future dividends to LSC stockholders will fall within the discretion of the Board. The Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, future prospects, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. In addition, the terms of the agreements governing our existing debt or debt that we may incur in the future may limit or prohibit the payment of dividends. On September 30, 2016, the Company entered into a credit agreement, which generally allows annual dividend payments of up to $50 million in aggregate, although additional dividends may be allowed subject to certain conditions. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. See “Risk Factors—Risks Relating to Our Common Stock and this Offering” and “Material U.S. Federal Tax Considerations for Non-U.S. Holders of Our Common Stock—Dividends” for additional information.

In addition, under the Delaware General Corporation Law, we may only pay dividends from legally available surplus or, if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Surplus is generally defined as the excess of the fair value of our total assets over the sum of the fair value of our total liabilities plus the aggregate par value of our issued and outstanding capital stock.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2016, assuming the underwriters do not exercise their right to purchase additional shares from us. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated and combined financial statements and accompanying notes included elsewhere in this prospectus.

As of December 31, 2016
(in millions)
Cash and cash equivalents	$95

Indebtedness:
Capital lease obligations	6
Revolving Credit Facility(1)	—
Term Loan Facility(1)(2)	353
Senior Secured Notes(3)	450
Unamortized debt issuance costs	(15)

Total indebtedness	794

Equity:
Common stock, $0.01 par value Authorized: 65,000,000 shares; Issued: 32,449,669 shares in 2016	—
Additional paid-in-capital	770
Retained earnings	1
Net parent company investment	—
Accumulated other comprehensive loss	(531)

Total equity	240

Total capitalization	$1,034

(1)	Our Credit Agreement, which provides for a $375 million principal amount Term Loan Facility and a $400 million Revolving Credit Facility, is described in more detail below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
(2)	The borrowings under the Term Loan Facility are subject to a variable interest rate. As of December 31, 2016, the interest rate was 7.00%.
(3)	Our $450 million aggregate principal amount of 8.75% Senior Secured Notes due October 15, 2023 are described in more detail below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

The following unaudited pro forma consolidated and combined financial information consists of an unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2016. An unaudited pro forma consolidated and combined balance sheet as of December 31, 2016 has not been presented with the unaudited pro forma consolidated and combined statement of income because the Separation and the associated transactions are reflected in the company’s historical audited consolidated balance sheet as of December 31, 2016 and presented elsewhere in this prospectus.

The unaudited pro forma consolidated and combined financial information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated and combined annual financial statements and corresponding notes thereto included elsewhere in this prospectus. The unaudited pro forma consolidated and combined financial information reflects certain known impacts as a result of the Separation of the Company from RRD. The unaudited pro forma consolidated and combined financial information has been prepared giving effect to the Separation and the Distribution as if the transaction had occurred as of January 1, 2016 for the unaudited pro forma consolidated and combined income statement for the year ended December 31, 2016.

The unaudited pro forma consolidated and combined financial information set forth below has been derived from the consolidated and combined annual financial statements of LSC included elsewhere in this prospectus. The LSC Communications historical financial information, which was the basis for the unaudited pro forma consolidated and combined financial information, was presented on a consolidated basis for periods after the October 1, 2016 Separation and on a carve-out basis for periods prior to the Separation as LSC Communications was not operated as a separate, independent company for the periods presented prior to the Separation. Accordingly, such financial information prior to the Separation included certain expenses of RRD which were allocated to LSC Communications for certain corporate functions, including healthcare and pension benefits, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These historical allocations may not be indicative of LSC Communications’ future cost structure; however, the pro forma results have not been adjusted to reflect any potential changes associated with LSC Communications being an independent public company as such amounts are estimates that are not factually supportable. The unaudited pro forma consolidated and combined financial information also reflects certain assumptions that we believe are reasonable given the information currently available.

The unaudited pro forma consolidated and combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had LSC operated historically as a company independent of RRD or if the Separation and the Distribution had occurred on the dates indicated. The unaudited pro forma consolidated and combined financial information also should not be considered representative of our future consolidated financial condition or results of operations.

LSC Communications

Unaudited Pro Forma Consolidated and Combined Statement of Operations

For the Year ended December 31, 2016

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$3,654	—		$3,654
Cost of sales (exclusive of depreciation and amortization)	2,823	208	(A)	3,031
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	208	(208	)(A)	—

Total cost of sales	3,031	—		3,031
Selling, general and administrative expenses (exclusive of depreciation and amortization)	259	(7	)(D)	252
Restructuring, impairment and other charges—net	18	—		18
Depreciation and amortization	171	—		171

Income from operations	175	7		182
Interest expense—net	18	52	(B)	70
Investment and other (income) expense—net	—	—		—

Earnings before income taxes	157	(45)		112
Income tax expense (benefit)	51	(16	)(C)	35

Net earnings	$106	$(29)		$77

Unaudited Pro Forma Earnings per share
Basic	$3.25			$2.36
Diluted	$3.23			$2.34
Average number of shares used in calculating earnings per share
Basic	32.5			32.5
Diluted	32.8			32.8

LSC Communications

Notes to Unaudited Pro Forma Consolidated and Combined Financial Statements

(A)	Reflects the reclassification of cost of sales from affiliates to cost of sales.
(B)	Reflects additional nine months interest expense and amortization of debt issuance costs related to $825 million in debt issued September 30, 2016. Interest expense was calculated utilizing the 8.75% interest rate for the $450 million of Senior Notes and a 7.0% interest rate for the $375 million of Term Loan assuming the debt level decreased in accordance with the quarterly Term Loan payments of $12.5 million.
(C)	The tax expense was calculated at an estimated marginal tax rate of 35.6% applied to the related pre-tax pro forma adjustments.
(D)	Effective October 1, 2016, the Company recorded certain separation-related adjustments related to the transfer of certain assets and liabilities which were distributed as part of the separation from RRD. The Company assumed certain pension obligations and plan assets in single employer plans for the Company’s employees and certain former employees and retirees of RRD. The Company recorded a net benefit obligation of $358 million as of October 1, 2016 related to these plans. The estimated amount of incremental pension income is $8 million for 2016, which assumes that the plan assets and the rate of return was consistent for the year ended December 31, 2016.

In addition, effective October 1, 2016, LSC transferred the UK defined benefit pension plan to RRD as part of the separation from RRD. This adjustment also reflects the impact of the removal of the U.K. pension income of $1 million.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table sets forth selected financial data as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012. This selected financial data reflects the consolidated position of LSC Communications as an independent, publicly-traded company for periods on or after its separation from RRD on October 1, 2016. Selected financial data for periods prior to October 1, 2016 reflect the combined historical business and operations of the Company as it was historically managed as part of RRD, and have been prepared on a “carve-out” basis for the purpose of presenting LSC Communications’ historical financial condition and results of operations.

The selected historical consolidated and combined statements of operations data for the years ended December 31, 2016, 2015 and 2014 are derived from its audited consolidated and combined financial statements. The selected historical combined statements of operations data for the years ended December 31, 2013 and 2012 are derived from LSC Communications’ unaudited combined financial statements that are not included in this prospectus. The unaudited combined financial statement data has been prepared on a basis consistent with LSC Communications’ audited consolidated and combined financial statements.

The selected historical combined financial data includes certain expenses of RRD that were allocated to LSC Communications for certain corporate functions, including healthcare and pension, general corporate expenses related to information technology (“IT”), finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These costs may not be representative of the future costs LSC Communications may incur as an independent, publicly traded company. In addition, LSC Communications’ historical combined financial information does not reflect changes that LSC Communications expects to experience in the future as a result of the Separation, including changes in LSC Communications’ cost structure, personnel needs, tax structure, financing and business operations. Accordingly, these historical results should not be relied upon as an indicator of LSC Communications’ future performance.

The historical combined financial statements do not reflect the allocation of certain net liabilities between LSC Communications and RRD as shown under “Unaudited Pro Forma Consolidated and Combined Financial Information” in this prospectus. As a result, the combined financial information included herein may not completely reflect LSC Communications’ financial position, results of operations and cash flows in the future or what its financial position, results of operation and cash flows would have been had LSC Communications been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Consolidated and Combined Financial Information” and accompanying notes included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except per share data)
Consolidated and combined statements of operations data:
Net sales	$3,654	$3,743	$3,853	$3,741	$3,879
Net income (loss)	106	74	58	95	(646)
Net income (loss) per share(a)
Net income (loss) per basic share	3.25	2.27	1.79	2.91	(19.91)
Net income (loss) per diluted share	3.23	2.27	1.79	2.91	(19.91)
Consolidated and combined balance sheet data:

Total assets	1,952	2,011	1,869	2,035	2,198
Long-term debt	742	3	—	—	—
Cash dividends per common share	0.25	—	—	—	—

Reflects results of acquired businesses from the relevant acquisition dates. Refer to Note 3, Business Combinations, to the consolidated and combined financial statements in this prospectus for information on acquisitions.

(a)	On October 1, 2016, RRD distributed approximately 26.2 million shares of LSC Communications common stock to RRD stockholders. RRD retained an additional 6,242,802 shares. The computation of net income (loss) per basic and diluted shares for periods prior to the Separation was calculated using the shares distributed and retained by RRD on October 1, 2016—32.4 million. Refer to Note 1, Overview and Basis of Presentation, to the consolidated and combined financial statements in this prospectus for more information.

Includes the following significant items:

•	For 2016: Pre-tax restructuring, impairment and other charges of $18 million ($12 million after-tax); pre-tax charge of $5 million ($3 million after-tax) for spinoff-related transaction expenses and pre-tax charge of $1 million ($0 million after-tax) for lump-sum pension settlement payments;

•	For 2015: Pre-tax restructuring, impairment and other charges of $57 million ($39 million after-tax), pre-tax charges of $14 million for acquisition-related expenses ($13 million after-tax), pre-tax charges of $11 million ($7 million after-tax) for inventory purchase accounting adjustments for Courier, and tax expense of $6 million was recorded due to the receipt of an unfavorable court decision related to payment of prior year taxes in an international jurisdiction;

•	For 2014: Pre-tax restructuring, impairment and other charges of $132 million ($100 million after-tax), pre-tax gain of $9 million ($9 million after-tax) related to the acquisition of Esselte, pre-tax charges of $2 million ($1 million after-tax) for inventory purchase accounting adjustments for Esselte, pre-tax charges of $2 million ($1 million after-tax) for acquisition-related expenses;

•	For 2013: Pre-tax restructuring, impairment and other charges of $79 million ($51 million after-tax), $3 million pre-tax impairment loss ($2 million after-tax) on an equity investment, and pre-tax charges of $1 million ($1 million after-tax) for acquisition-related expenses; and

•	For 2012: Pre-tax restructuring, impairment and other charges of $884 million ($820 million after-tax).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated and combined financial statements and corresponding notes and the unaudited pro forma consolidated and combined financial statements and corresponding notes included elsewhere in this prospectus. Any forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements,” that could cause our actual results to differ materially from those indicated in any forward-looking statements.

Business

For a description of the Company’s business, segments and product and service offerings, see “Business” beginning on page 63 of this prospectus.

Outlook

Vision and Strategy

The Company works with its customers to offer a broad scope of print and print-related capabilities and manage their full range of communication needs. The Company is focused on enhancing its strong customer relationships by expanding to a broader range of offerings. The Company will focus on further expanding its supply chain offerings and driving growth in core and related businesses. The Company will continue to seek opportunities to grow by utilizing core capabilities to expand print and print-related products and services, grow core businesses, strategically increase our geographic coverage, and focus on the expansion of the office products brands. For instance, our end-to-end supply chain services offerings combine print, warehousing, fulfillment and supply chain management into a single workflow designed to increase speed to the market and improve efficiencies across the distribution process. Ongoing investments via organic growth and strategic acquisition in our digital print technology will be an integral part of supporting growth across the entire Print segment. Further, other innovative offerings such as co-mailing services help our cataloguers and magazine publisher customers reduce their overall cost of producing and distributing their product as postage expense often accounts for approximately half of these publishers’ costs to produce and deliver a catalog or magazine. We have been developing technologies to help book clients reduce the incidence of book piracy. We have begun offering end-to-end fulfillment of subscription boxes to address client demand, which we believe will provide additional opportunity for us.

Management believes productivity improvement and cost reduction are critical to the Company’s continued competitiveness, and the flexibility of its platform enhances the value the Company delivers to its customers. Since 2012, our plant rationalization process has resulted in the closure of 12 facilities, which we believe has allowed us to realize meaningful cost savings. These cost savings primarily arise from facility related costs, such as overhead, employee costs and selling, general and administrative expenses. The Company continues to implement strategic initiatives across all platforms to reduce its overall cost structure, focus on safety initiatives and enhance productivity, including restructuring, consolidation, reorganization and integration of operations and streamlining of administrative and support activities.

The Company seeks to deploy its capital using a balanced and disciplined approach in order to ensure financial flexibility and provide returns to stockholders. Priorities for capital deployment, over time, include principal and interest payments on debt obligations, distributions to stockholders, targeted acquisitions and capital expenditures. The Company believes that a strong financial condition is important to customers focused on establishing or growing long-term relationships. The Company also expects to make targeted acquisitions that extend its capabilities, drive cost savings and reduce future capital spending needs. We believe these acquisitions may also allow us to achieve synergies, as we did with our acquisitions of Courier and Esselte, which resulted in first-year synergies savings of approximately $30 million and $20 million, respectively.

Management uses several key indicators to gauge progress toward achieving these objectives. These indicators include organic sales growth, operating margins, cash flow from operations, capital expenditures, and Non-GAAP adjusted EBITDA. The Company targets long-term net sales growth at or above industry levels, while managing operating margins by achieving productivity improvements that offset the impact of price declines and cost inflation. Cash flows from operations are targeted to be stable over time, however, cash flows from operations in any given year can be significantly impacted by the timing of non-recurring or infrequent receipts and expenditures, the level of required pension plan contributions, volatility in the cost of raw materials, and the impact of working capital management efforts.

The Company faces many challenges and risks as a result of competing in highly competitive global markets. See “Risk Factors” for additional information.

Long-Term Outlook

The following discussion describes management’s expectations for the trends in net sales and earnings over the next five years.

The Company expects the Print segment to experience annual net sales declines between 1% and 4%. In magazines, catalogs, and retail inserts, annual net sales declines are expected to range from 2% to 7% driven by the ongoing shift in advertiser spend from print to electronic media. Catalog demand is expected to decline less rapidly than magazine volumes, although the Company is unable to predict the exact amount of the decline. For the book reporting unit, the Company expects modest declines from ongoing electronic substitution offset by growth in our supply chain management offerings. As a result, annual net sales changes for this unit are expected to be in a range from declines of 2% to growth of 3%. Our net sales in Europe are expected to range from 4% annual declines to 1% annual growth based on the mix of catalog, magazine, retail, and directory products along with premedia services. Directory revenue is expected to continue to decline from 10% to 15% annually as rapid electronic substitution for these products is expected to continue.

Net sales for the Office Products segment are expected to range from 2% annual declines to 3% annual growth. In this segment, modest declines in demand for many of our products are expected to be offset by growth in private label volume.

The expectations described above are anticipated to result in an overall annual net sales decline for the Company in a range between 0% and 3% over the next five years. The Company will continue to manage its cost structure and implement cost control initiatives in order to reduce its costs as net sales decline. However, there can be no guarantee that such cost control initiatives will be effective.

2017 Outlook

In 2017 the Company expects revenue changes for each of the reporting units within the Print segment to be within the range of our long-term outlook described above. Office Products net sales are expected to decline in 2017 as the continuing shift in volume from the traditional office products retailers to the online channel will result in further store consolidations and reductions in retail channel inventories. Although the Office Products net sales decline in 2017 may be outside the range of our long-term outlook, the Company expects the longer term net sales trends to be within this range.

Declining price levels along with cost inflation driven by tighter labor market conditions will continue to pressure operating margins during 2017. In order to partially offset this margin pressure, the Company initiated several restructuring actions in 2016 and 2015 to further reduce the Company’s overall cost structure. These restructuring actions included the closure of one manufacturing facility during 2016 in the Print segment, the expected closure of another facility in the first quarter of 2017 in the Print segment and the reorganization of certain operations. These and future cost reduction actions are expected to have a positive impact on operating earnings in 2017 and in future years. In addition, the Company expects to identify other cost reduction opportunities and possibly take further actions in 2017, which may result in significant additional restructuring charges. These restructuring actions will be funded by cash generated from operations and cash on hand or, if necessary, by utilizing the Company’s credit facilities.

Cash flows from operations in 2017 are expected to decline due to higher interest payments resulting from the issuance of debt in connection with the separation, and because pension income allocated from RRD was considered an operating cash inflow for LSC prior to the separation. The Company expects capital expenditures to be in the range of $60 million to $65 million in 2017, bringing it in line with historical averages. Approximately $5 million of anticipated capital expenditures in 2017 are expected to be for investments in information technology systems and infrastructure necessary to operate as an independent company.

The Company’s pension plans were underfunded by $280 million as of December 31, 2016, as reported on the Company’s consolidated and combined balance sheets and further described in Note 14, Retirement Plans, to the consolidated and combined financial statements in this prospectus. Governmental regulations for measuring pension plan funded status differ from those required under accounting principles generally accepted in the U.S. (“GAAP”) for financial statement preparation. Based on the plans’ regulatory funded status, there are no required contributions for the Company’s two primary Qualified Plans in 2017. The required contributions in 2017, primarily for the Non-Qualified Plan, are expected to be approximately $5 million to $7 million.

Significant Accounting Policies And Critical Estimates

Basis of Presentation

Prior to the separation, the combined financial statements were prepared on a stand-alone basis and were derived from RRD’s consolidated financial statements and accounting records. They included certain expenses of RRD which were allocated to LSC Communications for certain corporate functions, including healthcare and pension benefits, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses were allocated to the Company on the basis of direct usage, when available, with the remainder allocated on a pro rata basis by revenue, employee headcount, or other measures. After the separation, the Company no longer records allocated amounts.

The preparation of consolidated and combined financial statements, in conformity with GAAP, requires the extensive use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Estimates are used when accounting for items and matters including, but not limited to, allowance for uncollectible accounts receivable, inventory obsolescence, asset valuations and useful lives, taxes, restructuring and other provisions and contingencies.

The Company’s most critical accounting policies are those that are most important to the portrayal of its financial condition and results of operations, and which require the Company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The Company has identified the following as its most critical accounting policies and judgments. Although management believes that its estimates and assumptions are reasonable, they are based upon information available when they are made, and therefore, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company recognizes revenue for the majority of its products upon the transfer of title and risk of ownership, which is generally upon shipment to the customer. Because the majority of the Company’s products are customized, product returns are not significant; however, the Company accrues for the estimated amount of customer credits at the time of sale. Revenue from the Company’s co-mail and list services operations is recognized when services are completed. Refer to Note 2, Significant Accounting Policies, to the consolidated and combined financial statements in this prospectus for further discussion.

Billings for shipping and handling costs are recorded gross. Many of the Company’s operations process materials, primarily paper, that may be supplied directly by customers or may be purchased by the Company and sold to customers. No revenue is recognized for customer-supplied paper, but revenues for Company-supplied paper are recognized on a gross basis. As a result, the Company’s reported sales and margins may be impacted by the mix of customer-supplied paper and Company-supplied paper.

Goodwill and Other Long-Lived Assets

The Company’s methodology for allocating the purchase price of acquisitions is based on established valuation techniques that reflect the consideration of a number of factors, including valuations performed by third-party appraisers when appropriate. Goodwill is measured as the excess of the cost of an acquired entity over the fair value assigned to identifiable assets acquired and liabilities assumed. Based on its current organization structure, the Company has identified five reporting units for which cash flows are determinable and to which goodwill may be allocated. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.

The Company performs its goodwill impairment tests annually as of October 31, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company also performs an interim review for indicators of impairment each quarter to assess whether an interim impairment review is required for any reporting unit. As part of its interim reviews, management analyzes potential changes in the value of individual reporting units based on each reporting unit’s operating results for the period compared to expected results as of the prior year’s annual impairment test. In addition, management considers how other key assumptions, including discount rates and expected long-term growth rates, used in the last annual impairment test could be impacted by changes in market conditions and economic events.

As of October 31, 2016, two reporting units had goodwill: book and Office Products. The magazines, catalogs and retail inserts, directories, and Europe reporting units had no goodwill as of October 31, 2016. Management assessed goodwill impairment risk by first performing a qualitative review of entity specific, industry, market and general economic factors for each reporting unit. In cases where the Company is not able to conclude that it is more likely than not that the fair values of our reporting units are greater than their carrying values, a two-step method for determining goodwill impairment is applied.

Qualitative Assessment for Impairment

The Company performed a qualitative assessment for the book and Office Product reporting units to determine whether it was more likely than not that the fair value of the reporting units were less than their carrying value. In performing this analysis, the Company considered various factors, including the effect of market or industry changes and the actual results of the reporting unit as compared to projected results. In addition, management considered how other key assumptions used in the October 31, 2015 annual goodwill impairment test could be impacted by changes in market conditions and economic events.

As part of the qualitative review of impairment, management analyzed the potential changes in fair value of the book and Office Products reporting units based on their operating results for the ten months ended October 31, 2016, compared to expected results. As of October 31, 2015, the estimated fair values of the book and Office Products reporting units exceeded their carrying values by over 100.0%, according to a valuation performed by a third-party appraisal firm. Based on current factors and circumstances, as well as expectation of future performance, management concluded that the October 31, 2015 estimated fair values continued to be appropriate as of October 31, 2016.

Based on its qualitative assessment, management concluded that as of October 31, 2016, it was more likely than not that the fair values of the book and Office Products reporting units were greater than their carrying values. The goodwill balances of the book and Office Products reporting units were $51 million and $30 million, respectively, as of October 31, 2016.

Other Long-Lived Assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company performs impairment tests of indefinite-lived intangible assets on an annual basis or more frequently in certain circumstances.

Factors that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying value over its fair value.

The Company recognized non-cash impairment charges of $1 million during the year ended December 31, 2016, related to buildings and machinery and equipment, primarily as a result of restructuring actions.

Pension

Benefit Plans Sponsored by RRD

Prior to the separation, certain employees of the Company participated in certain pension and postretirement health care plans sponsored by RRD. In the company’s combined financial statements, these plans were accounted for as multiemployer benefit plans and no net liabilities were reflected in the Company’s combined balance sheets as there were no unfunded contributions due at the end of any reporting period. The Company’s statements of income included expense allocations for these benefits. These expenses were funded through intercompany transactions with RRD and were reflected within net parent company investment in LSC Communications.

LSC Communications’ Sponsored Benefit Plans

The Company is the sole sponsor of certain defined benefit plans, which have been reflected in the consolidated balance sheet at December 31, 2016 and combined balance sheet at December 31, 2015. At the separation date, the Company assumed and recorded certain pension obligations and plan assets in single employer plans for the Company’s employees and certain former employees and retirees of RRD. Additionally, the U.K pension plan was transferred from the Company to RRD.

After the separation, the Company records annual income and expense amounts relating to its pension plans based on calculations which include various actuarial assumptions, including discount rates, mortality, assumed rates of return, compensation increases, and turnover rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effects of modifications on the value of plan obligations and assets is recognized immediately within other comprehensive income (loss) and amortized into operating earnings over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors. The discount rates used to calculate pension benefits at December 31, 2016 and 2015 were 4.3% and 4.2%, respectively.

As of December 31, 2015, the Company changed the method used to estimate the interest cost components of net pension plan expense for its defined benefit pension plans. Historically, the interest cost components were estimated using a single weighted-average discount rate derived from the yield curve used to measure the projected benefit obligation at the beginning of the period. The Company has elected to use a full yield curve approach in the estimation of these interest components of net pension plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. The Company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement and calculation of the Company’s total benefit obligations. The Company accounted for this change as a change in estimate and accordingly has accounted for it prospectively starting in the first quarter of 2016.

A one-percentage point change in the discount rates at December 31, 2016 would have the following effects on the accumulated benefit obligation and projected benefit obligation:

	1% Increase		1% Decrease
	(in millions)
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Accumulated benefit obligation	$(272)	$(9)	$333	$11
Projected benefit obligation	(272)	(9)	333	11

The Company’s U.S. pension plans are frozen and the Company has previously transitioned to a risk management approach for its U.S. pension plan assets. The overall investment objective of this approach is to further reduce the risk of significant decreases in the plan’s funded status by allocating a larger portion of the plan’s assets to investments expected to hedge the impact of interest rate risks on the plan’s obligation. Over time, the target asset allocation percentage for the pension plan is expected to decrease for equity and other “return seeking” investments and increase for fixed income and other “hedging” investments. The assumed long-term rate of return for plan assets, which is determined annually, is likely to decrease as the asset allocation shifts over time.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions and risk. In addition, the Company considered the impact of the current interest rate environment on the expected long-term rate of return for certain asset classes, particularly fixed income. The target asset allocation percentage for the primary U.S. Qualified Plan was approximately 60.0% for return seeking investments and approximately 40.0% for hedging investments. The expected long-term rate of return on plan assets assumption used to calculate net pension plan expense in 2016 was 7.25% for the Company’s primary U.S. pension plan. The expected long-term rate of return on plan assets assumption that will be used to calculate net pension plan expense in 2017 is 7.0% for the Company’s primary U.S. Qualified Plan.

A 0.25% change in the expected long-term rate of return on plan assets at December 31, 2016 would have the following effects on 2016 and 2017 pension plan (income)/expense in the Company’s primary U.S. pension plan:

	0.25% Increase	0.25% Decrease
	(in millions)
2016	$(1)	$1
2017	(5)	5

Accounting for Income Taxes

Prior to the separation in the Company’s combined financial statements, income tax expense and deferred tax balances were calculated on a separate return basis, although with respect to certain entities, the Company’s operations have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was previously a part. For periods after the separation, the Company will file tax returns on its own behalf. The provision for income tax and income tax balances after the separation represent the Company’s tax liabilities as an independent company.

The Company has recorded deferred tax assets related to future deductible items, including domestic and foreign tax loss and credit carryforwards. The Company evaluates these deferred tax assets by tax jurisdiction. The utilization of these tax assets is limited by the amount of taxable income expected to be generated within the allowable carryforward period and other factors. Accordingly, management has provided a valuation allowance to reduce certain of these deferred tax assets when management has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be fully realized. If actual results differ from these estimates, or the estimates are adjusted in future periods, adjustments to the valuation allowance might need to be recorded. As of December 31, 2016 and 2015, valuation allowances of $87 million and $106 million, respectively, were recorded in the Company’s consolidated and combined balance sheets.

Deferred U.S. income taxes and foreign taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries because such excess is considered to be permanently reinvested in those operations. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company’s foreign subsidiaries. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes to these judgments and the need to record additional tax liabilities.

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various U.S. and foreign tax authorities. The Company recognizes a tax position in its financial statements when it is more likely than not (a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although management believes that its estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is reflected in the Company’s financial statements. The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense.

Commitments and Contingencies

The Company is subject to lawsuits, investigations and other claims related to environmental, employment, commercial and other matters, as well as preference claims related to amounts received from customers and others prior to their seeking bankruptcy protection. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the related liability is estimable, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the related potential liability and may revise its estimates.

With respect to claims made under the Company’s third-party insurance for workers’ compensation, automobile and general liability, the Company is responsible for the payment of claims below and above insured limits, and consulting actuaries are utilized to assist the Company in estimating the obligation associated with any such incurred losses, which are recorded in accrued and other non-current liabilities. Historical loss development factors for both the Company and the industry are utilized to project the future development of such incurred losses, and these amounts are adjusted based upon actual claims experience and settlements. If actual experience of claims development is significantly different from these estimates, an adjustment in future periods may be required. Expected recoveries of such losses are recorded in other current and other non-current assets.

Restructuring

The Company records restructuring charges when liabilities are incurred as part of a plan approved by management with the appropriate level of authority for the elimination of duplicative functions, the closure of facilities, or the exit of a line of business, generally in order to reduce the Company’s overall cost structure. Total restructuring charges were $15 million for the year ended December 31, 2016.

The restructuring liabilities may change in future periods based on several factors that could differ from original estimates and assumptions. These include, but are not limited to: contract settlements on terms different than originally expected; ability to sublease properties based on market conditions at rates or on timelines different than originally estimated; or changes to original plans as a result of acquisitions or other factors. Such changes may result in reversals of or additions to restructuring charges that could affect amounts reported in the consolidated and combined statements of income of future periods.

Accounts Receivable

The Company maintains an allowance for doubtful accounts receivable, which is reviewed for estimated losses resulting from the inability of its customers to make required payments for products and services. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. In addition, provisions are made at differing rates, based upon the age of the receivable and the Company’s past collection experience. The allowance for doubtful accounts receivable was $10 million at December 31, 2016. The Company’s estimates of the recoverability of accounts receivable could change, and additional changes to the allowance could be necessary in the future if any major customer’s creditworthiness deteriorates or actual defaults are higher than the Company’s historical experience.

Share-Based Compensation

Prior to the separation, RRD maintained an incentive share-based compensation program for the benefit of its officers, directors, and certain employees, including certain LSC Communications employees. Share-based compensation expense was allocated to the Company based on the awards and terms previously granted to the Company’s employees, as well as an allocation of expense related to RRD’s corporate and shared-function employees.

After the separation, the Company recognizes share-based compensation expense based on estimated fair values for all share-based awards made to employees and directors. The amount of expense recognized for share-based awards is determined by the Company’s estimates of several factors, including expected performance compared to target for performance share units and expected volatility of the Company’s stock.

The Company recognizes compensation expense for share-based awards expected to vest on a straight-line basis over the requisite service period of the award based on their grant date fair value. The total compensation expense related to all share-based compensation plans was $8 million for the year ended December 31, 2016. Refer to Note 17, Stock and Incentive Programs for Employees to the consolidated and combined financial statements in this prospectus for further discussion.

Off-Balance Sheet Arrangements

Other than non-cancelable operating lease commitments, the Company does not have off-balance sheet arrangements, financings or special purpose entities.

Financial Review

In the financial review that follows, the Company discusses its consolidated and combined statements of income, balance sheets, cash flows and certain other information. This discussion should be read in conjunction with the Company’s consolidated and combined financial statements and the related notes that begin on page F-1 of this prospectus.

Results of Operations for the Year Ended December 31, 2016 as Compared to the Year Ended December 31, 2015

The following table shows the results of operations for the year ended December 31, 2016 and 2015, which reflects the results of acquired businesses from the relevant acquisition dates:

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Net sales	$3,654	$3,743	$(89)	(2.4%)
Cost of sales (exclusive of depreciation and amortization)	2,823	2,874	(51)	(1.8%)
Cost of sales with RRD affiliates (exclusive of depreciation and amortization)	208	216	(8)	(3.7%)

Cost of sales	3,031	3,090	(59)	(1.9%)
	83.0%	82.6%

Selling, general and administrative expenses (exclusive of depreciation and amortization)	259	280	(21)	(7.5%)
	7.1%	7.5%
Restructuring, impairment and other charges-net	18	57	(39)	(68.4%)
Depreciation and amortization	171	181	(10)	(5.5%)

Income from operations	$175	$135	$40	29.6%

Consolidated and Combined Results

Net sales for the year ended December 31, 2016 were $3,654 million, a decrease of $89 million or 2.4% compared to the year ended December 31, 2015. Net sales were impacted by:

•	Decreases resulting from price pressures, a $41 million decrease in pass-through paper sales, a $34 million, or 0.9%, decrease due to changes in foreign exchange rates, and lower volume in the Office Products and Print segments; and

•	Increases due to the acquisition of Courier in June 2015 and higher supply chain management and fulfillment volume in the Print segment, which partially offset some of the decreases.

Additionally, on a pro forma basis, the Company’s net sales decreased by approximately $213 million or 5.4% (refer to Note 3, Business Combinations, to the consolidated and combined financial statements in this prospectus).

Total cost of sales decreased $59 million, or 1.9%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, including a $28 million, or 0.9%, decrease due to changes in foreign exchange rates. Additionally, cost of sales decreased due to the following:

•	A decline in paper pass-through sales, lower volume in the Print and Office Products segments, lower purchase accounting inventory adjustments and synergies from the integration of Courier.

The decreases above were partially offset by increases from the acquisition of Courier and higher supply chain management and fulfillment volume in the book reporting unit. As a percentage of net sales, cost of sales increased 0.4% year-over-year.

Selling, general and administrative expenses decreased $21 million, or 7.5%, to $259 million for the year ended December 31, 2016, primarily driven by:

•	Lower selling expense, higher pension income, a decrease in acquisition-related expenses of $14 million, and a $3 million, or 1.1%, decrease due to changes in foreign exchange rates;

•	Increases in costs to operate as an independent public company due to the Separation and higher expenses as a result of the acquisition of Courier, all of which partially offset the results from the favorable expense drivers.

As a percentage of net sales, selling, general and administrative expenses decreased from 7.5% for the year ended December 31, 2015 to 7.1% for the year ended December 31, 2016.

For the year ended December 31, 2016, the Company recorded restructuring, impairment and other charges of $18 million compared to $57 million for the same period in 2015. The Company recorded $8 million for employee termination costs for an aggregate of 222 employees, of whom 64 were terminated as of or prior to December 31, 2016. These charges primarily related to one facility closure in the Print segment, the expected closure of another facility in the first quarter of 2017 in the Print segment and the reorganization of certain operations. Additionally, the Company recorded lease termination and other restructuring charges of $7 million. The Company recorded other charges of $3 million for multi-employer pension plan withdrawal obligations unrelated to facility closures.

For the year ended December 31, 2015, the Company recorded restructuring, impairment and other charges of $57 million. The Company incurred $20 million of employee termination costs for 766 employees, substantially all of whom were terminated as of December 31, 2016. These charges primarily related to two facility closures in the Print segment, the integration of Courier and the reorganization of certain operations. The Company also recorded $19 million for payments to certain Courier employees upon the termination of Courier’s executive severance plan immediately prior to acquisition; $8 million of impairment charges primarily related to building, machinery and equipment associated with facility closings; lease termination and other restructuring charges of $7 million including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures; and $3 million of charges for multi-employer pension plan withdrawal obligations unrelated to facility closures for the year ended December 31, 2015.

Depreciation and amortization decreased $10 million to $171 million for the year ended December 31, 2016 compared to the year ended December 31, 2015 due to decreased capital spending in recent years compared to historical levels, partially offset by the acquisitions of Courier and Esselte. Depreciation and amortization included $16 million and $17 million of amortization of other intangible assets related to customer relationships and trade names for the years ended December 31, 2016 and 2015, respectively.

Income from operations for the year ended December 31, 2016 increased by $40 million, or 29.6%, to $175 million as compared to the year ended December 31, 2015. The increase was due to higher volume as a result of the acquisition of Courier, lower restructuring, impairment and other charges, synergies from the integration of Courier, and a decline in acquisition-related expenses, partially offset by price pressures and lower volume in the Office Products and Print segments.

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Interest expense (income)-net	$18	$(3)	$21	700.0%
Investment and other expense-net	—	—	—	—

The Company recorded net interest expense of $18 million and net interest income of $3 million for the years ended December 31, 2016 and 2015, respectively. The change was primarily due to debt incurred in relation to the separation. Refer to Note 12, Debt, to the consolidated and combined financial statements in this prospectus.

	2016	2015	$ Change	% Change
	(in millions, except percentages)
Income before income taxes	$157	$138	$19	13.8%
Income tax expense	51	64	(13)	(20.3%)
Effective income tax rate	32.5%	46.5%

The effective income tax rate for the year ended December 31, 2016 was 32.5% compared to 46.5% for the year ended December 31, 2015. The 2015 effective income tax rate reflected a tax expense of $6 million that was recorded due to an unfavorable court decision related to payment of prior year taxes in Mexico, the establishment of a valuation allowance on certain international net operating loss deferred tax assets and acquisition-related expenses of $14 million, most of which were not tax deductible.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the reportable segments and Corporate. The descriptions of the reporting units generally reflect the primary products provided by each reporting unit. Included in these net sales amounts are sales of other products or services that may be produced within a reporting unit to meet customer needs and improve operating efficiency.

Print

	Year Ended December 31,
	2016	2015
	(in millions, except percentages)
Net sales	$3,127	$3,181
Income from operations	141	96
Operating margin	4.5%	3.0%
Restructuring, impairment and other charges-net	15	53
Purchase accounting inventory adjustment	—	11

	Net Sales for the Year Ended December 31,
Reporting unit	2016	2015	$ Change	% Change
	(in millions, except percentages)
Magazines, catalogs and retail inserts	$1,632	$1,807	$(175)	(9.7%)
Book	1,097	925	172	18.6%
Europe	272	305	(33)	(10.8%)
Directories	126	144	(18)	(12.5%)

Total Print	$3,127	$3,181	$(54)	(1.7%)

Net sales for the Print segment for the year ended December 31, 2016 were $3,127 million, a decrease of $54 million or 1.7%, compared to 2015. Additionally, net sales decreased due to price pressures, a $41 million decrease in pass-through paper sales, lower volume in the Europe and magazines, catalogs and retail inserts reporting units, and a $31 million, or 1.0%, decrease due to changes in foreign exchange rates, partially offset by the acquisition of Courier and increased supply chain management and fulfillment volume in the book reporting unit.

An analysis of net sales by reporting unit follows:

•	Magazines, catalogs and retail inserts: Sales declined due to a decrease in pass-through paper sales, price declines, lower volume, and changes in foreign exchange rates.

•	Book: Sales increased as a result of the acquisition of Courier, increased volume in supply chain management and fulfillment, and increases in pass-through paper sales, partially offset by lower volume in educational books and price declines.

•	Europe: Sales decreased primarily due to lower volume, changes in foreign exchange rates and price pressures.

•	Directories: Sales decreased primarily as a result of a decline in pass-through paper sales, price pressures and lower volume.

Print segment income from operations increased by $45 million for the year ended December 31, 2016 due to higher volume as a result of the acquisition of Courier, lower restructuring, impairment and other charges, the impact of an $11 million purchase accounting inventory adjustment in 2015, and synergies from the integration of Courier, partially offset by price pressures, primarily in the magazines, catalogs and retail inserts reporting unit. Operating margins increased from 3.0% for the year ended December 31, 2015 to 4.5% for the year ended December 31, 2016, of which 1.2 percentage points were due to lower restructuring, impairment and other charges and 0.3 percentage points were due to the impact of the prior year purchase accounting inventory adjustment.

Office Products

	Year Ended December 31,
	2016	2015
	(in millions, except percentages)
Net sales	$527	$562
Income from operations	54	47
Operating margin	10.2%	8.4%
Restructuring, impairment and other charges-net	—	4

Net sales for the Office Products segment for the year ended December 31, 2016 were $527 million, a decrease of $35 million, or 6.2% compared to 2015, including a $3 million, or 0.5%, decrease due to changes in foreign exchange rates. Net sales also decreased as a result of lower volume, primarily in filing products, envelopes and binders products, and price pressures.

Office Products segment income from operations increased $7 million for the year ended December 31, 2016, mainly due to cost control initiatives and lower restructuring, impairment and other charges, partially offset by lower volume. Operating margins increased from 8.4% for the year ended December 31, 2015 to 10.2% for the year ended December 31, 2016 due to cost control initiatives and 0.7 percentage points attributable to lower restructuring, impairment and other charges.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Year Ended December 31,
	2016	2015
	(in millions)
Operating expenses	$20	$8
Spinoff-related transaction expenses	5	—
Pension settlement charge	1	—
Acquisition-related expenses	—	14
Restructuring, impairment and other charges-net	3	—

Corporate operating expense for the year ended December 31, 2016 was $20 million, compared to $8 million during the same period in 2015. The increase was mostly driven by one-time transaction costs associated with becoming a standalone company, a $7 million LIFO inventory benefit in 2015, the unfavorable impact of a prior year workers’ compensation adjustment, increased bad debt expense, and higher restructuring costs, partially offset by lower acquisition-related expenses and an increase in pension income.

Results of Operations for the Year Ended December 31, 2015 as Compared to the Year Ended December 31, 2014

The following table shows the results of operations for the year ended December 31, 2015 and 2014, which reflects the results of acquired businesses from the relevant acquisition dates:

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Net sales	$3,743	$3,853	$(110)	(2.9%)
Cost of sales (exclusive of depreciation and amortization)	2,874	2,953	(79)	(2.7%)
Cost of sales with RRD affiliates (exclusive of depreciation and amortization)	216	244	(28)	(11.5%)

Cost of sales	3,090	3,197	(107)	(3.3%)
	82.6%	83.0%
Selling, general and administrative expenses (exclusive of depreciation and amortization)	280	268	12	4.5%
	7.5%	7.0%
Restructuring, impairment and other charges-net	57	132	(75)	(56.8)
Depreciation and amortization	181	181	—	—

Income from operations	$135	$75	$60	80.0%

Combined Results

Net sales for the year ended December 31, 2015 were $3,743 million, a decrease of $110 million or 2.9% compared to December 31, 2014 including an $84 million, or 2.2%, decrease due to changes in foreign exchange rates. The decrease in net sales was primarily driven by volume declines in the Print segment, an $84 million decline in pass-through paper sales and price pressures in the Print segment, partially offset by the acquisitions of Courier and Esselte and volume growth in the Office Products segment.

Total cost of sales decreased $107 million, or 3.3%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 including a $73 million, or 2.3% decrease due to change in foreign exchange rates. Additionally, cost of sales decreased primarily due to lower volume in the Print segment, lower pass-

through paper sales, cost control initiatives and lower incentive compensation expense partially offset by the acquisitions of Courier and Esselte. As a percentage of net sales, cost of sales decreased 0.4% year-over-year.

Selling, general and administrative expenses increased $12 million to $280 million for the year ended December 31, 2015 due to the acquisition of Courier and a $12 million increase in acquisition-related expenses, partially offset by a $6 million, or 2.2% decrease in foreign exchange rates, incentive compensation and information technology expenses. As a percentage of net sales, selling, general and administrative expenses increased from 7.0% for the year ended December 31, 2014 to 7.5% for the year ended December 31, 2015 due to the impact of lower volume, lower pass-through paper sales and price pressures, partially offset by the decrease in incentive compensation expense and cost control initiatives.

For the year ended December 31, 2015, the Company recorded net restructuring and impairment charges of $57 million compared to $132 million in the same period in 2014. The Company incurred $20 million of employee termination costs for 766 employees, substantially all of whom were terminated as of December 31, 2016. These charges were the result of two facility closures in the Print segment, the integration of Courier and the reorganization of certain operations. The Company also recorded $19 million for payments to certain Courier employees upon the termination of Courier’s executive severance plan immediately prior to acquisition; $8 million of impairment charges primarily related to building, machinery and equipment associated with facility closings; lease termination and other restructuring charges of $7 million including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures; and $3 million of charges for multi-employer pension plan withdrawal obligations unrelated to facility closures for the year ended December 31, 2015.

For the year ended December 31, 2014, the Company recorded net restructuring, impairment and other charges of $132 million.

•	The Company recorded $100 million of non-cash charges for the impairment of goodwill in the magazines, catalogs and retail inserts reporting unit. The goodwill impairment charge resulted from reductions in the estimated fair value of the reporting unit based on lower expectations for future revenue, profitability and cash flows as compared to expectations as of the prior annual goodwill impairment test. The lower expectations were due to an expected increase in volume declines and increasing price pressures resulting from declining demand, primarily in catalogs and magazines. Revenue and income from operations in the magazines, catalogs and retail inserts reporting unit for the year ended December 31, 2014 were lower than previous expectations due to volume declines and price pressures.

•	The Company recorded $17 million of charges related to the decision to withdraw from certain multi-employer pension plans serving facilities that are operating.

•	The Company recorded lease termination and other restructuring charges of $8 million for the year ended December 31, 2014, including charges related to multi-employer pension plans withdrawal obligations as a result of facility closures.

•	The Company incurred $5 million of employee termination costs for 96 employees, substantially all of whom were terminated as of December 31, 2016. These charges were primarily related to the integration of Esselte and the result of one facility closure in the Print segment as well as the reorganization of certain operations.

•	The Company also recorded non-cash charges of $2 million, for the impairment of buildings, machinery and equipment associated with a facility closure, net of gains on sales of previously impaired buildings and equipment.

Depreciation and amortization was $181 million for the years ended December 31, 2015 and 2014, due to lower capital spending in recent years compared to historical levels mostly offset by the impact of the acquisitions of Courier and Esselte. Depreciation and amortization included $17 million and $11 million of amortization of other intangible assets related to customer relationships and trade names for the year ended December 31, 2015 and 2014, respectively.

Income from operations for the year ended December 31, 2015 increased by $60 million or 80.0% to $135 million as compared to the year ended December 31, 2014 as a result of lower restructuring, impairment and other charges, the acquisitions of Courier and Esselte and cost control initiatives, partially offset by lower volume and continued price pressures in the Print segment, higher acquisition-related expenses of $12 million and an increase of $9 million related to a purchase accounting inventory adjustment.

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Interest income-net	$(3)	$(4)	$1	25.0%
Investment and other income-net	—	(9)	9	100%

Net interest income decreased by $1 million for the year ended December 31, 2015 versus the same period in 2014, primarily due to a decrease in the average outstanding notes receivable from an RRD affiliate.

Net investment and other income was de minimis and $9 million for the years ended December 31, 2015 and 2014, respectively. For the year ended December 2014, the Company recorded a $10 million bargain purchase gain related to the Esselte acquisition.

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Income before income taxes	$138	$88	$50	56.8%
Income tax expense	64	30	34	113.3%
Effective income tax rate	46.5%	34.2%

The effective income tax rate for the year ended December 31, 2015 was 46.5% compared to 34.2% in the same period in 2014. The 2015 effective income tax rate reflected a tax expense of $6 million that was recorded due to an unfavorable court decision related to payment of prior year taxes in an international jurisdiction, the establishment of a valuation allowance on certain international net operating loss deferred tax assets and certain acquisition costs that are not deductible for tax purposes.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the reportable segments and Corporate. The descriptions of the reporting unit generally reflect the primary products provided by each reporting unit. Included in these net sales amounts are sales of other products or services that may be produced within a reporting unit to meet customer needs and improve operating efficiency.

Print

	Year Ended December 31,
	2015	2014
	(in millions, except percentages)
Net sales	$3,181	$3,353
Income from operations	96	47
Operating margin	3.0%	1.4%
Restructuring, impairment and other charges-net	53	127
Purchase accounting inventory adjustment	11	—

	Net Sales for the Year Ended December 31
Reporting unit	2015	2014	$ Change	% Change
	(in millions, except percentages)
Magazines, catalogs and retail inserts	$1,807	$2,036	$(229)	(11.3%)
Book	925	787	138	17.5%
Europe	305	381	(76)	(19.9%)
Directories	144	149	(5)	(3.4%)

Total Print	$3,181	$3,353	$(172)	(5.1%)

Net sales for the Print segment for the year ended December 31, 2015 were $3,181 million, a decrease of $172 million, or 5.1%, compared to 2014, including a $76 million, or 2.3%, decrease due to changes in foreign exchange rates. Net sales decreased due to lower volume in magazines, catalogs and retail inserts, an $84 million or 2.5%, decrease in pass-through paper sales, price pressures, and lower volume in consumer and educational books, partially offset by the acquisition of Courier.

An analysis of net sales by reporting unit follows:

•	Magazines, catalogs and retail inserts: Sales decreased due to reduced volume, a decrease in pass-through paper sales and price pressures.

•	Books: Sales increased as a result of the acquisition of Courier, partially offset by reduced volume in consumer and educational books.

•	Europe: Sales decreased primarily due to changes in foreign exchange rates, reduced volume and price pressures.

•	Directories: Sales decreased primarily as a result of a decline in pass-through paper sales and lower volume resulting from electronic substitution.

Print segment income from operations increased $49 million for the year ended December 31, 2015 due to lower restructuring, impairment and other charges, cost control initiatives and lower incentive compensation expense, partially offset by volume declines in magazines, catalogs and retail inserts, price pressures, a $11 million charge from an inventory purchase accounting adjustment from the acquisition of Courier. Operating margins increased from 1.4% for the year ended December 31, 2014 to 3.0% for the year ended December 31, 2015. The lower restructuring, impairment and other charges impacted margins favorably by 2.1 percentage points. Operating margins also increased due to cost control initiatives, lower pass-through paper sales, and lower incentive compensation expense, which were more than offset by a 0.3 percentage point impact of the purchase accounting inventory adjustment, price pressures and unfavorable product mix.

Office Products

	Year Ended December 31,
	2015	2014
	(in millions, except percentages)
Net sales	$562	$500
Income from operations	47	40
Operating margin	8.4%	8.0%
Restructuring, impairment and other charges-net	4	5
Purchase accounting inventory adjustment	—	2

Net sales for the Office Products segment for the year ended December 31, 2015 were $562 million, an increase of $62 million, or 12.4%, compared to 2014, including an $8 million, or 1.6% decrease due to changes in foreign exchange rates. Net sales increased due to the acquisition of Esselte and higher volume in filing and binder products primarily related to new customers.

Office Products segment income from operations increased $7 million for the year ended December 31, 2015 mainly due to the acquisition of Esselte, cost control initiatives and the impact of a prior year purchase accounting inventory adjustment. Operating margins increased from 8.0% for the year ended December 31, 2014 to 8.4% for the year ended December 31, 2015 of which 0.4 percentage points are due to the impact of a prior year purchase accounting inventory adjustment and 0.3 percentage points are due to lower restructuring, impairment and other charges. These decreases were partially offset by unfavorable product mix and price pressures.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Year Ended December 31,
	2015	2014
	(in millions)
Operating expenses	$8	$12
Acquisition-related expenses	14	2

Corporate operating expenses in the year ended December 31, 2015 were $8 million, a decrease of $4 million compared to the year ended December 31, 2014. The decrease was driven by a $7 million LIFO inventory benefit in 2015 and lower incentive compensation expense, partially offset by higher acquisition-related expenses.

Non-GAAP Measures

The Company believes that certain non-GAAP measures, such as Non-GAAP adjusted EBITDA, provide useful information about the Company’s operating results and enhance the overall ability to assess the Company’s financial performance. The Company uses these measures, together with other measures of performance under GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performance of its business. Non-GAAP adjusted EBITDA allows investors to make a more meaningful comparison between the Company’s core business operating results over different periods of time. The Company believes that Non-GAAP adjusted EBITDA, when viewed with the Company’s results under GAAP and the accompanying reconciliations, provides useful information about the Company’s business without regard to potential distortions. By eliminating potential differences in results of operations between periods caused by factors such as depreciation and amortization methods and restructuring, impairment and other charges, the Company believes that Non-GAAP adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated.

Non-GAAP adjusted EBITDA is not presented in accordance with GAAP and has important limitations as an analytical tool. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. In addition, these measures are defined differently by different companies in our industry and, accordingly, such measures may not be comparable to similarly-titled measures of other companies.

Non-GAAP adjusted EBITDA excludes restructuring, impairment and other charges-net, spinoff-related transaction expenses, a pension settlement charge related to the Esselte defined benefit plan, acquisition-related expenses, purchase accounting inventory adjustments, and a gain on bargain purchase related to the Esselte acquisition. A reconciliation of GAAP net income to non-GAAP adjusted EBITDA for the years ended December 31, 2016, 2015 and 2014 is presented in the following table:

	For the Year Ended December 31,
	2016	2015	2014
Net income	$106	$74	$58
Restructuring, impairment and other charges—net	18	57	132
Spinoff-related transaction expenses	5	—	—
Pension settlement charge	1	—	—
Acquisition-related expenses	—	14	2
Purchase accounting inventory adjustments	—	11	2
Gain on bargain purchase	—	—	(9)
Depreciation and amortization	171	181	181
Interest expense (income)—net	18	(3)	(4)
Income tax expense	51	64	30

Non-GAAP adjusted EBITDA	$370	$398	$392

Years Ended December 31, 2016, 2015 and 2014

2016 Restructuring, impairment and other charges—net. The year ended December 31, 2016 included net restructuring charges of $18 million. The Company recorded $8 million for employee termination costs related to one facility closure in the Print segment, the expected closure of another facility in the first quarter of 2017 in the Print segment and the reorganization of certain operations. Additionally, the Company recorded lease termination and other restructuring charges of $7 million. The Company recorded other charges of $3 million for multi-employer pension plan withdrawal obligations unrelated to facility closures.

2015 Restructuring, impairment and other charges—net. The year ended December 31, 2015 included $20 million for employee termination costs related to the closure of two facilities in the Print segment and the reorganization of certain operations; $19 million for payments to certain Courier employees upon the termination of Courier’s executive severance plan immediately prior to acquisition; $8 million of impairment charges primarily related to buildings, machinery and equipment associated with facility closings; $7 million of lease termination and other restructuring costs, including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures; and $3 million of charges for multi-employer pension plan withdrawal obligations unrelated to facility closures.

2014 Restructuring, impairment and other charges—net. The year ended December 31, 2014 included $100 million for the impairment of goodwill in the magazines, catalogs and retail inserts reporting unit; $17 million for charges related to the decision to withdraw from multi-employer pension plans serving facilities that continued to operate; $8 million of lease termination and other restructuring costs, including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures; $5 million for employee termination costs primarily related to the integration of Esselte, the closure of one facility in the Print segment and the reorganization of certain operations; and $2 million for impairment of other long-lived assets, primarily for buildings and machinery and equipment associated with facility closures.

Spinoff-related transaction expenses: The year ended December 31, 2016 included charges of $5 million for one-time transaction costs associated with becoming a standalone company.

Pension settlement charge. The year ended December 31, 2016 included a pension settlement charge of $1 million related to lump-sum pension settlement payments for the Esselte plan.

Acquisition-related expenses. Included charges of $14 million and $2 million related to legal, accounting and other expenses for the year ended December 31, 2015 and 2014, respectively, associated with completed acquisitions.

Purchase accounting inventory adjustments. Included a charge of $11 million for the year ended December 31, 2015 as a result of an inventory purchase accounting adjustment for Courier and a charge of $2 million for the year ended December 31, 2014 as result of an inventory purchase accounting adjustment for Esselte.

Gain on bargain purchase. The acquisition of Esselte resulted in a gain of $9 million for the year ended December 31, 2014.

Liquidity And Capital Resources

The Company believes it has sufficient liquidity to support its ongoing operations and to invest in future growth to create value for its stockholders. Operating cash flows and the Company’s $400 million senior secured revolving credit facility (the “Revolving Credit Facility”) are the Company’s primary sources of liquidity and are expected to be used for, among other things, payment of interest and principal on the Company’s debt obligations, distributions to stockholders that may be approved by the Board of Directors, acquisitions, capital expenditures necessary to support productivity improvement and growth and completion of restructuring programs.

The following sections describe the Company’s cash flows for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
Net cash provided by operating activities	$231	$275	$307
Net cash used in investing activities	41	121	135
Net cash used in financing activities	187	172	178

Cash flows from Operating Activities

Operating cash inflows are largely attributable to sales of the Company’s products. Operating cash outflows are largely attributable to recurring expenditures for raw materials, labor, rent, interest, taxes and other operating activities.

2016 compared to 2015

Net cash provided by operating activities was $231 million for the year ended December 31, 2016 compared to $275 million for the same period in 2015. The decrease in net cash provided by operating activities reflected the timing of supplier payments and cash collections, increased costs related to the separation and interest payments in 2016.

Beginning October 1, 2016, transactions with RRD and Donnelley Financial are considered third-party and will be settled in cash, whereas prior to that date transactions were net settled among the three companies. Operating cash flows for the three months ended December 31, 2016 were negatively impacted by an increase in trade receivables with RRD of $62 million and Donnelley Financial of $3 million, which was partially offset by an increase in trade payables with RRD of $56 million and Donnelley Financial of $1 million. Refer to Note 20, Related Parties, to the consolidated and combined financial statements in this prospectus for more information.

2015 compared to 2014

Net cash provided by operating activities was $275 million for the year ended December 31, 2015 compared to $307 million for the year ended December 31, 2014. The decrease in net cash provided by operating activities reflected the timing of customer payments and payments for employee-related liabilities, higher payments for incentive compensation costs and higher acquisition-related expenses. Operating cash flows related to allocated expenses that were recorded prior to the separation and resulted in a decrease in cash provided by operating activities in 2015, driven primarily by higher current income tax deemed settlements, partially offset by pension and postretirement benefit income allocations.

Cash flows from Investing Activities

2016 compared to 2015

Net cash used in investing activities for the year ended December 31, 2016 was $41 million compared to $121 million for the same period in 2015. Significant changes are as follows:

•	Capital expenditures were $48 million during the year ended December 31, 2016, an increase of $6 million as compared to the same period in 2015 primarily due to an increase in software capital expenditures related to, and in anticipation of the separation.

•	During the year ended December 31, 2015, net cash used for the acquisition of Courier was $111 million.

•	For the year ended December 31, 2016, proceeds from the sale of other assets were $6 million compared to $8 million for the same period in 2015.

•	During the year ended December 31, 2016, transfers from restricted cash were $9 million. There were no transfers from restricted cash in 2015.

•	There was also $24 million of cash provided from other investing activities during the year ended December 31, 2015 related to a notes receivable repayment from RRD and its affiliates.

2015 compared to 2014

Net cash used in investing activities for the year ended December 31, 2015 was $121 million compared to $135 million for the year ended December 31, 2014. Capital expenditures were $42 million during the year ended December 31, 2015, a decrease of $18 million as compared to the same period of 2014. During the year ended December 31, 2015, net cash used for the acquisition of Courier was $111 million. There were no transfers to restricted cash in 2015 as compared to $12 million for the same period of 2014.

Cash flows from Financing Activities

2016 compared to 2015

Net cash used in financing activities for the year ended December 31, 2016 was $187 million compared to $172 million for the same period in 2015. Significant changes are as follows:

•	On September 30, 2016, the Company issued new debt presented as proceeds from the issuance of long-term debt of $816 million and debt issuance costs of $20 million.

•	Net transfers to parent and affiliates were $945 million and $100 million for the year ended December 31, 2016 and 2015, respectively. The increase is primarily due to a cash dividend paid to RRD from the proceeds of the Company’s debt issuance.

•	During the year ended December 31, 2016, the Company made $13 million in net cash payments to RRD related to the separation from RRD on October 1, 2016.

•	During the year ended December 31, 2015, the Company repaid $72 million of debt assumed in the acquisition of Courier.

•	The Company paid an $8 million dividend to stockholders on December 1, 2016.

2015 compared to 2014

Net cash used in financing activities for the year ended December 31, 2015 was $172 million compared to $178 million used for the year ended December 31, 2014. Net transfers to parent and affiliates were $100 million for the year ended December 31, 2015, a decrease of $78 million as compared to the same period of 2014. During the year ended December 31, 2015, the Company repaid $72 million of debt assumed in the Courier acquisition.

Dividends

Cash dividends declared and paid to stockholders in 2016 totaled $8 million. On January 18, 2017, the Board of Directors declared a quarterly cash dividend of $0.25 per common share, payable on March 2, 2017 to stockholders of record on February 15, 2017.

The Credit Agreement generally allows annual dividend payments of up to $50 million in aggregate, though additional dividends may be allowed subject to certain conditions. The Company’s Board of Directors must review and approve future dividend payments and will determine whether to declare additional dividends based on the Company’s operating performance, expected future cash flows, debt levels, liquidity needs and investment opportunities.

The timing, declaration, amount and payment of any future dividends to the Company’s stockholders falls within the discretion of the Company’s Board of Directors. The decisions of the Company’s Board of Directors regarding the payment of future dividends depends on many factors, including but not limited to the Company’s financial condition, future prospects, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors may deem relevant. In addition, the terms of the agreements governing the Company’s existing debt or debt that the Company may incur in the future may limit or prohibit the payment of dividends. There can be no assurance that the Company will continue to pay a dividend.

Contractual Cash Obligations and Other Commitments and Contingencies

The following table quantifies the Company’s future contractual obligations as of December 31, 2016:

	Payments Due In
	Total	2017	2018	2019	2020	2021	Thereafter
	(in millions)
Debt(a)	$818	$54	$49	$43	$43	$43	$586
Interest due on debt(b)	371	64	60	57	54	51	85
Multi-employer pension withdrawals obligations	127	9	9	8	8	8	85
Operating leases(c)	197	49	39	35	25	21	28
Deferred compensation	8	1	1	—	—	—	6
Pension plan contributions(d)	14	7	7	—	—	—	—
Incentive compensation	8	8	—	—	—	—	—
Outsourced services	35	33	1	1	—	—	—
Other(e)	27	27	—	—	—	—	—

Total as of December 31, 2016	$1,605	$252	$166	$144	$130	$123	$790

(a)

Excludes unamortized debt issuance costs of $6 million and $9 million related to the Company’s Term Loan Facility and 8.75% Senior Notes due October 15, 2023, respectively, and a discount of $9 million related to the Company’s Term Loan Facility. These amounts do not represent contractual obligations with a fixed amount or maturity date.
(b)	Includes scheduled interest payments for all debt, including estimates for the Company’s floating-rate debt.
(c)	Includes obligations to landlords.
(d)	Includes the high end of the estimated range for 2017 and 2018 pension plan contributions and does not include the obligations for subsequent periods, as the Company is unable to reasonably estimate the ultimate amounts.
(e)	Other primarily includes employee restructuring-related severance payments ($8 million), purchases of property, plant and equipment ($15 million) and purchases of natural gas ($3 million).

Liquidity

The Company maintains cash pooling structures that enable participating international locations to draw on the pools’ cash resources to meet local liquidity needs. Foreign cash balances may be loaned from certain cash pools to U.S. operating entities on a temporary basis in order to reduce the Company’s short-term borrowing costs or for other purposes.

Cash and cash equivalents were $95 million as of December 31, 2016 and December 31, 2015.

The Company’s cash balances are held in several locations throughout the world, including amounts held outside of the United States. Cash and cash equivalents as of December 31, 2016 included $44 million in the U.S. and $51 million at international locations. The Company has not recognized deferred tax liabilities as of December 31, 2016 related to local taxes on certain foreign earnings as all are considered to be permanently reinvested. Certain other cash balances of foreign subsidiaries may be subject to U.S. or local country taxes if repatriated to the U.S. In addition, repatriation of some foreign cash balances is further restricted by local laws. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company and its foreign subsidiaries. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes to these judgments and the need to record additional tax liabilities.

Debt Issuances

On September 30, 2016, the Company issued $450 million of 8.75% Senior Secured Notes (the “Senior Notes”) due October 15, 2023. Interest on the Senior Notes is due semi-annually on April 15 and October 15, commencing on April 15, 2017. Net proceeds from the offering of the Senior Notes (“the Notes Offering”) were distributed to RRD in the form of a dividend. The Company did not retain any proceeds from the Notes Offering.

The Senior Notes were issued pursuant to an indenture where certain wholly-owned domestic subsidiaries of the Company guarantee the Senior Notes (the “Guarantors”). The Senior Notes are fully and unconditionally guaranteed, on a senior secured basis, jointly and severally, by the Guarantors, which are comprised of each of the Company’s existing and future direct and indirect wholly-owned U.S. subsidiaries that guarantee the Company’s obligations. The Senior Notes are not guaranteed by the Company’s foreign subsidiaries or unrestricted subsidiaries. The Senior Notes and the related guarantees are secured on a first-priority lien basis by substantially all assets of the Company and the Guarantors, subject to certain exceptions and permitted liens. The Indenture governing the Senior Notes contains certain covenants applicable to the Company and its restricted subsidiaries, including limitations on: (1) liens; (2) indebtedness; (3) mergers, consolidations and acquisitions; (4) sales, transfers and other dispositions of assets; (5) loans and other investments; (6) dividends and other distributions, stock repurchases and redemptions and other restricted payments; (7) restrictions affecting subsidiaries; (8) transactions with affiliates; and (9) designations of unrestricted subsidiaries. Each of these covenants is subject to important exceptions and qualifications.

On September 30, 2016 the Company entered into a credit agreement (the “Credit Agreement”) which provides for (i) a new senior secured term loan B facility in an aggregate principal amount of $375 million (the “Term Loan Facility”) and (ii) a new senior secured revolving credit facility in an aggregate principal amount of $400 million (the “Revolving Credit Facility,”). The interest rate per annum applicable to the Term Loan Facility is equal to, at the Company’s option, either a base rate plus a margin of 5.00% or LIBOR plus a margin of 6.00%. The LIBOR rate is subject to a “floor” of 1%. The interest rate per annum applicable to the Revolving Credit Facility is equal to a base rate plus a margin ranging from 1.75% to 2.25%, or LIBOR plus a margin ranging from 2.75% to 3.25%, in either case based upon the Consolidated Leverage Ratio of the Company and its restricted subsidiaries. Interest on the Credit Agreement is due at least quarterly commencing on December 31, 2016. The Term Loan Facility will amortize in quarterly installments of $13 million for the first eight quarters and $11 million for subsequent quarters. The debt issuance costs and original issue discount are being amortized over the life of the facilities using the effective interest method. The Term Loan Facility will mature on September 30, 2022 and the Revolving Credit Facility will mature on September 30, 2021.

On February 2, 2017, the Company paid in advance the full amount of required amortization payments, $50 million, for the year ended December 31, 2017 for the Term Loan Facility.

The proceeds of any collection or other realization of collateral received in connection with the exercise of remedies and any distribution in respect of collateral in any bankruptcy proceeding will be applied first to repay amounts due under the Revolving Credit Facility before the lenders under the Term Loan Facility or the holders of the Senior Notes receive such proceeds.

The Credit Agreement is subject to a number of covenants, including, but not limited to, a minimum Interest Coverage Ratio and the Consolidated Leverage Ratio, as defined in and calculated pursuant to the Credit Agreement, that, in part, restrict the Company’s ability to incur additional indebtedness, create liens, engage in mergers and consolidations, make restricted payments and dispose of certain assets. The Credit Agreement generally allows annual dividend payments of up to $50 million in aggregate, though additional dividends may be allowed subject to certain conditions. Each of these covenants is subject to important exceptions and qualifications.

The Company used the net proceeds from the Term Loan Facility to fund a cash dividend to RRD in connection with the separation and to pay fees and expenses related to the separation from RRD. The Company intends to use any additional borrowings under the Credit Facilities for general corporate purposes, including the financing of permitted investments.

There were no borrowings under the Revolving Credit Facility as of December 31, 2016. Based on the Company’s consolidated and combined statements of income for the year ended December 31, 2016 and existing debt, the Company would have had the ability to utilize the entire $400 million Credit Agreement and not have been in violation of the terms of the agreement. Availability under the Revolving Credit Facility was reduced by $12 million of outstanding letters of credit. The Company expects to obtain additional letters of credit related to workers’ compensation program, which will further reduce the availability by approximately $35—$45 million.

The current availability under the Revolving Credit Facility and net availability as of December 31, 2016 is shown in the table below:

December 31, 2016
(in millions)
Total Liquidity
Cash	$95

Stated amount of the Revolving Credit Facility	$400
Less: availability reduction from covenants	—

Amount available under the Revolving Credit Facility	$400

Usage
Borrowings under the credit agreement	$—

Impact on availability related to outstanding letters of credit	12

Net Available Liquidity	$483

The Company was in compliance with its debt covenants as of December 31, 2016, and expects to remain in compliance based on management’s estimates of operating and financial results for 2017 and the foreseeable future. However, declines in market and economic conditions or demand for certain of the Company’s products could impact the Company’s ability to remain in compliance with its debt covenants in future periods. As of December 31, 2016, the Company met all the conditions required to borrow under the Credit Agreement and management expects the Company to continue to meet the applicable borrowing conditions.

The failure of a financial institution supporting the Credit Agreement would reduce the size of the Company’s committed facility unless a replacement institution were added. Currently, the Credit Agreement is supported by fifteen U.S. and international financial institutions.

As of December 31, 2016, the Company had $12 million in outstanding letters of credit issued under the Credit Agreement. As of December 31, 2016, the Company also had $16 million in other uncommitted credit facilities, primarily outside the U.S., (the “Other Facilities”). As of December 31, 2016, letters of credit and guarantees of a de minimis amount were issued and reduced availability under the Company’s Other Facilities. As of December 31, 2016, there were no borrowings under the Credit Agreement and the Other Facilities.

Acquisitions

During the year ended December 31, 2016, the Company paid $7 million, net of cash acquired, related to the acquisition of Continuum. The Company paid the cash portion of the Continuum acquisition with cash on hand.

During the year ended December 31, 2015, the Company paid $111 million, net of cash acquired, related to the acquisition of Courier. The Company financed the cash portion of the Courier acquisition with a combination of cash on hand and borrowings.

During the year ended December 31, 2014, the Company paid $76 million, net of cash acquired, related to the acquisition of Esselte. The Company financed the cash portion of the Esselte acquisition with a combination of cash on hand and borrowings.

Refer to Note 3, Business Combinations, to the consolidated and combined financial statements in this prospectus for more information.

Risk Management

The Company is exposed to interest rate risk on its variable debt and price risk on its fixed-rate debt. At December 31, 2016, the Company’s variable-interest borrowings were $362 million, or approximately 44.3%, of the Company’s total debt.

The Company assesses market risk based on changes in interest rates utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based on a hypothetical 10% change in interest rates. Using this sensitivity analysis, such changes would not have a material effect on interest income or expense and cash flows and would change the fair values of fixed-rate debt at December 31, 2016 by approximately $19 million.

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in many countries because the operating revenues and expenses of its various subsidiaries and business units are substantially in the local currency of the country in which they operate. To the extent that borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of the subsidiary, the Company is exposed to currency risk and may enter into foreign exchange forward contracts to hedge the currency risk. The Company is primarily exposed to the currencies of the Canadian dollar, Polish zloty and Mexican peso. The Company does not use derivative financial instruments for trading or speculative purposes.

Other Information

Environmental, Health and Safety

For a discussion of certain environmental, health and safety issues involving the Company, refer to Note 11, Commitments and Contingencies, to the consolidated and combined financial statements in this prospectus.

Litigation and Contingent Liabilities

For a discussion of certain litigation involving the Company, refer to Note 11, Commitments and Contingencies, to the consolidated and combined financial statements in this prospectus.

New Accounting Pronouncements and Pending Accounting Standards

Recently issued accounting standards and their estimated effect on the Company’s consolidated and combined financial statements are also described in Note 21, New Accounting Pronouncements, to the consolidated and combined financial statements in this prospectus.

Quantitative And Qualitative Disclosures About Market Risk

The Company is exposed to a variety of market risks which may adversely impact the Company’s results of operations and financial condition, including changes in interest and foreign currency exchange rates, changes in the economic environment that would impact credit positions and changes in the prices of certain commodities. The Company’s management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. These risk management strategies may not fully insulate the Company from adverse impacts due to market risks.

Interest Rate Risk

The Company is exposed to interest rate risk on variable rate debt obligations and price risk on fixed rate debt. As of December 31, 2016, the Company had variable rate debt outstanding of $353 million at a current weighted average interest rate of 7.00% and fixed rate debt outstanding of $450 million at a current weighted average interest rate of 8.75%. The variable rate debt outstanding at December 31, 2016, is comprised of the $362 million Term Loan Facility entered into on September 30, 2016. The interest rate per annum applicable to the Term Loan Facility is equal to, at the Company’s option, either a base rate plus a margin of 5.00% or LIBOR plus a margin of 6.00%. However, the LIBOR rate is subject to a “floor” of 1%. As of December 31, 2016, the interest rate on the Term

Loan Facility was 7.00%. A hypothetical 10% change in interest rates in the near term would not have a material effect on interest expense or cash flows. A hypothetical 10% adverse change in interest rates in the near term would change the fair value of fixed rate debt at December 31, 2016 by approximately $19 million.

Foreign Currency Risk and Translation Exposure

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in most countries because the operating revenues and expenses of its various subsidiaries and business units are substantially in the local currency of the country in which they operate.

Although operating in local currencies may limit the impact of currency rate fluctuations on the results of operations of the Company’s non-U.S. subsidiaries and business units, rate fluctuations may impact the consolidated financial position as the assets and liabilities of its foreign operations are translated into U.S. dollars in preparing the Company’s consolidated and combined balance sheets. As of December 31, 2016, the Company’s foreign subsidiaries had net current assets (defined as current assets less current liabilities) subject to foreign currency translation risk of $62 million. The potential decrease in net current assets as of December 31, 2016, from a hypothetical 10% adverse change in quoted foreign currency exchange rates in the near term, would be approximately $5 million. This sensitivity analysis assumes a parallel shift in all major foreign currency exchange rates verses the U.S. dollar. Exchange rates rarely move in the same direction relative to the U.S. dollar due to positive and negative correlations of the various global currencies. This assumption may overstate the impact of changing exchange rates on individual assets and liabilities denominated in a foreign currency.

These international operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, potential restrictions on the movement of funds, differing tax structures, and other regulations and restrictions. Accordingly, future results could be adversely impacted by changes in these or other factors.

Credit Risk

Credit risk is the possibility of loss from a customer’s failure to make payments according to contract terms. Prior to granting credit, each customer is evaluated, taking into consideration the prospective customer’s financial condition, past payment experience, credit bureau information and other financial and qualitative factors that may affect the customer’s ability to pay. Specific credit reviews and standard industry credit-scoring models are used in performing this evaluation. Customers’ financial condition is continuously monitored as part of the normal course of business. Some of the Company’s customers are highly leveraged or otherwise subject to their own operating and regulatory risks. Based on those customer account reviews and due to the continued uncertainty of the global economy, the Company has established an allowance for doubtful accounts of $10 million as of December 31, 2016.

The Company has a large, diverse customer base and does not have a high degree of concentration with any single customer account. During the year ended December 31, 2015, the Company’s largest customer accounted for less than 10% of the Company’s net sales. Even if the Company’s credit review and analysis mechanisms work properly, the Company may experience financial losses in its dealings with customers and other parties. Any increase in nonpayment or nonperformance by customers could adversely impact the Company’s results of operations and financial condition. Economic disruptions in the near term could result in significant future charges.

Commodity Risk

The primary raw materials used by the Company are paper and ink. At this time, the Company’s supply of raw materials is readily available from numerous vendors; however, based on market conditions, that could change in the future. The Company generally buys these raw materials based upon market prices that are established with the vendor as part of the procurement process.

To reduce price risk caused by market fluctuations, the Company has incorporated price adjustment clauses in certain sales contracts. Although the Company is able to pass commodity cost increases through to its customers, management believes a hypothetical 10% adverse change in the price of paper and other raw materials in the near term would have a significant effect on demand for the Company’s products due to the increase in total costs to our customers. Management is not able to quantify the likely impact of such a change in raw material prices on the Company’s consolidated and combined annual results of operations or cash flows.

BUSINESS

Company Overview

The principal business of LSC Communications, Inc. and its direct or indirect wholly owned subsidiaries is to offer a broad scope of traditional and digital print, print-related services and office products. The Company serves the needs of publishers, merchandisers and retailers worldwide with a service offering that includes e-services, warehousing and fulfillment, and supply chain management. The Company utilizes a broad portfolio of technology capabilities coupled with consultative attention to clients’ needs to increase speed to market, reduce costs, provide postal savings to customers and improve efficiencies. The Company prints magazines, catalogs, retail inserts, books, and directories and its office products offerings include filing products, note-taking products, binders, tax and stock forms, and envelopes.

On October 1, 2016, R. R. Donnelley & Sons Company completed the Separation into three separate independent publicly traded companies: (i) its publishing and retail-centric print services and office products business (LSC Communications); (ii) its financial communications services business (Donnelley Financial); and (iii) a global, customized multichannel communications management company, which is the business of RRD after the Separation. To effect the Separation, RRD undertook a series of transactions to separate net assets and legal entities. RRD completed the Distribution on October 1, 2016. RRD retained a 19.25% ownership stake in both LSC Communications and Donnelley Financial. On October 1, 2016, RRD stockholders of record as of the close of business on September 23, 2016 received one share of LSC Communications common stock and one share of Donnelley Financial common stock for every eight shares of RRD common stock held as of the record date. As a result of the Separation, LSC Communications and Donnelley Financial are now independent publicly traded companies and began regular way trading under the symbols “LKSD” and “DFIN,” respectively, on the NYSE on October 3, 2016. RRD remains an independent publicly traded company trading under the symbol “RRD” on the NYSE.

In connection with the Separation, LSC Communications, RRD and Donnelley Financial entered into commercial arrangements and transition services agreements. Under the terms of the commercial arrangements, RRD continues to provide, among other things, logistics, premedia, production and sales services to LSC Communications. RRD will also provide LSC Communications certain global outsourcing, technical support and other services. LSC Communications also continues to provide print and bind services for Donnelley Financial. In addition, LSC Communications continues to provide sales support services to RRD’s Asia and Mexico print and graphics management businesses in order to facilitate sales of books and related products to the U.S.

Under the terms of the transition services agreements, RRD provides certain services to LSC Communications, including, but not limited to, in such areas as tax, IT, treasury, internal audit, human resources, accounting, purchasing, communications, security, and compensation and benefits. These agreements facilitated the Separation by allowing LSC Communications to operate independently prior to establishing stand-alone back office systems across its organization. Transition services may be provided for up to 24 months following the Separation. LSC Communications provides certain services to RRD and Donnelley Financial including, but not limited to, IT and credit services.

The Company and RRD also entered into:

•	a separation and distribution agreement (to which Donnelley Financial is also a party) which accomplished the distribution of LSC Communications’ common stock and the distribution of Donnelley Financial’s common stock to RRD’s common stockholders, and which governs the Company’s relationships with RRD and Donnelley Financial with respect to pre-Separation matters and provides for the allocation of employee benefit, litigation and other liabilities and obligations attributable to periods prior to the Separation;

•	a Tax Disaffiliation Agreement that allocates responsibility for taxes between LSC Communications and RRD and includes indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the Separation; and

•	a Patent Assignment and License Agreement, a Trademark Assignment and License Agreement, a Data Assignment and License Agreement and a Software, Copyright and Trade Secret Assignment and License Agreement, in each case, that will provide for ownership, licensing and other arrangements to facilitate RRD’s, Donnelley Financial’s and the Company’s ongoing use of intellectual property, as applicable.

Final copies of such agreements are filed as exhibits to the registration statement of which this prospectus forms a part.

Business Overview

The Company serves the needs of publishers, merchandisers, cataloguers and retailers with product and service offerings that include traditional and digital print, e-services, warehousing, fulfillment and supply chain management services. In addition, we manufacture and sell office products offerings that include filing products, note-taking products, binder products and tax and stock forms, and envelopes.

Print Business

The product and service offerings in the Print business include:

Magazines, catalogs and retail inserts: We are one of the largest producers of catalogs, magazines and retail inserts in North America. These products are produced to customers’ specifications using either offset or gravure printing processes in combination with either on-press finishing, saddle-stitch binding or patent binding. Our catalog customers include retailers and other direct-to-buyer sellers who design their own catalogs and use our production capabilities to print and distribute their catalogs to customers through the mail. Our magazine customers are magazine publishers who design their own magazines and use our production capabilities to print and distribute their magazines through the mail directly to their subscribers and through wholesalers to retailers and other “newsstands” for purchase by non-subscribers. Our retail insert customers include retailers who distribute their inserts in newspapers distributed to newspaper subscribers and via in-store distribution. In the U.S., we have a network of production facilities enabling the optimal combination of regional and national distribution. Additionally, we have production facilities in Poland and Mexico that efficiently produce products for international distribution.

Books: We are the largest producer of books in the U.S. Our book customers generally are book publishers who seek to print hardcover and softcover books, with either case, soft or spiral binding serving the education, trade, religious and testing sectors. We believe we are well positioned to meet our book customers’ specific needs, whether they be colors, page counts, trim size, binding styles or quantities. Consumer trade books are typically produced using either offset or digital printing processes, and are bound in a variety of formats. Educational books include softcover and traditional casebound textbooks utilized by primary and secondary school and college students, as well as workbooks, teachers’ editions and other formats.

Directories: We produce directories which are mainly phone directories that support local and small business advertising. Our customers for directory printing are generally marketing solution providers that publish online as well as printed directories.

Print-related services: In addition to printed products, we provide a number of print-related services. Our supply chain management offering includes procurement, warehousing, distribution, and inventory management for book publishers. We also provide e-book formatting and distribution services. Our mail services offering includes list processing and mail sortation services that, combined with our production scale, optimize postal costs for magazine and catalog customers. Our primary mail sortation facility is located in Bolingbrook, Illinois. Because of our scale of production, we are frequently able to provide cross-customer sortation that reduces postal costs for our customers compared to what an individual customer could obtain.

Office Products Business

The Office Product business produces a wide range of branded and private label products, primarily within the following five categories:

Filing products: Our filing products include a variety of presentation and storage materials for professionals and students. We sell our filing products under the Pendaflex and other brands, as well as under private label brands for third parties.

Note-taking products: Our note-taking products include legal pads, journals, index cards, spiral notebooks, composition books and notebook filler paper. We sell our note-taking products under the TOPS, Ampad, Oxford, and other brands, as well as under private label brands for third parties.

Binder products: Our binder products include a variety of binders and binder accessories for professionals and students. We sell our binder products under the Cardinal, Oxford and other brands, as well as under private label brands for third parties.

Forms: We produce business forms, tax forms, message and memo pads, financial forms, and recordkeeping materials for businesses within the U.S. Our key brand used for forms is Adams, and we also produce private label forms for third parties.

Envelopes: We produce envelopes for businesses within the U.S. Our key brand used for envelopes is Ampad, and we also produce private label envelopes for third parties.

Segment Descriptions

The Company’s operating and reporting segments are aligned with how the chief operating decision maker of the Company currently manages the business. The Company’s operating and reportable segments are summarized below:

Print

We are the largest producer of books in the U.S. and one of the largest producers of catalogs, magazines and retail inserts in North America. The Print segment produces magazines, catalogs, retail inserts, books and directories. The segment also provides supply chain management and certain other print-related services, including mail list management and sortation, e-book formatting and distribution. The segment has operations in the U.S., Europe and Mexico. The Print segment is divided into the magazines, catalog and retail inserts, book, Europe and directories reporting units. The Print segment accounted for approximately 86% of the Company’s consolidated and combined net sales in 2016.

Office Products

The Office Products segment manufactures and sells branded and private label products in five core categories. The Office Products segment accounted for approximately 14% of the Company’s consolidated and combined net sales in 2016.

Corporate

Corporate consists of unallocated selling, general and administrative activities and associated expenses including, in part, executive, legal, finance, communications, certain facility costs and Last-in, First-out (“LIFO”) inventory provisions. In addition, certain costs and earnings of employee benefit plans, such as pension benefit plan income and share-based compensation, are included in Corporate and not allocated to the operating segments. Prior to the Separation, many of these costs were based on allocations from RRD; however, the Company has incurred such costs directly after the Separation.

Refer to Note 18, Segment Information, to the consolidated and combined financial statements for more information.

Business Acquisitions

On December 2, 2016, the Company acquired Continuum, a print procurement and management business, for $7 million in cash.

On June 8, 2015, RRD acquired Courier, a leader in digital printing and publishing primarily in the U.S. that specializes in educational, religious and trade books, for $137 million in cash and 8 million shares of RRD common stock, for a total transaction value of $292 million.

On March 25, 2014, the Company acquired substantially all of the North American operations of Esselte, a developer and manufacturer of nationally branded and private label office and stationery products, for $82 million in cash and 1 million shares of RRD common stock, for a total transaction value of $101 million.

Refer to Note 3, Business Combination, to the consolidated and combined financial statements for more information.

Competitive Environment

According to the November 2016 IBIS World industry report “Printing in the U.S.,” estimated total printing industry revenue was approximately $85 billion in 2016, of which approximately $15 billion relates to our core segments of the print market and an additional approximately $32 billion relates to related segments of the print market in which we are able to offer certain products. Despite consolidation in recent years, including several acquisitions completed by LSC, the industry remains highly fragmented and LSC is one of the largest players in our segment of the print market. The print and related services industry, in general, continues to have excess capacity and LSC remains diligent in proactively identifying plant consolidation opportunities to keep our capacity in line with demand. Across the Company’s range of Print segment products and services, competition is based primarily on the ability to deliver products for the lowest total cost, a factor driven not only by price, but also by materials and distribution costs. We expect that prices for print products and services will continue to be a focal point for customers in coming years.

Value-added services, such as LSC’s co-mail and supply chain management offerings, enable customers to lower their total costs. Technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and internet technologies, continue to impact the market for our products and services. The impact of digital technologies has been felt in many print products. Digital technologies have impacted printed magazines, as some advertising spending has moved from print to electronic media. In addition, catalogs and retail inserts have experienced volume reductions as our customers allocate more of their spending to online resources and also face stiff competition from online retailers resulting in retailer compression and store closures. Electronic communication and transaction technology has also continued to drive electronic substitution in directory printing, in part driven by cost pressures at key customers. E-book substitution has impacted overall consumer print trade book volume, although e-book adoption rates are stabilizing and industry-wide print book volume has been growing in recent years. Educational books within the college market continue to be impacted by electronic substitution and other trends. The K-12 market continues to be focused on increasing digital distribution but there has been inconsistent progress across school systems.

The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies. In addition, we have made targeted acquisitions and investments in our existing business to offer customers innovative services and solutions. Such acquisitions and investments include the acquisition of Continuum in 2016, which expanded our print management capabilities; Courier in 2015, which expanded our book fulfillment and digital printing capabilities; and Esselte in 2014, which expanded our office products offerings. This and other targeted acquisitions and investments further secure our position as a technology leader in the industry.

Technological advancement and innovation has affected the overall demand for most of the products in our Office Products segment. While these changes continue to impact demand, the overall market for our products remains large and we believe share growth is attainable. We compete against a range of both domestic and international competitors in each of our product categories within the segment. Due to the increasing percentage of private label products in the market, resellers have created a highly competitive environment where purchasing decisions are based largely on price, quality and the supplier’s ability to service the customer. As consumer preferences shift towards private label, resellers have increased the pressure on suppliers to better differentiate their product offering, oftentimes through product exclusivity, product innovation and development of private label products.

LSC Communications has implemented a number of strategic initiatives to reduce its overall cost structure and improve efficiency, including the restructuring, reorganization and integration of operations and streamlining of administrative and support activities. Future cost reduction initiatives could include the reorganization of operations and the consolidation of facilities. Implementing such initiatives might result in future restructuring or impairment charges, which may be substantial. Management also reviews LSC Communications’ operations and management structure on a regular basis to appropriately balance risks and opportunities to maximize efficiencies and to support the Company’s long-term strategic goals.

Seasonality

Advertising and consumer spending trends affect demand in several of the end-markets served by LSC Communications. Historically, demand for printing of magazines, catalogs, retail inserts, books and office products is higher in the second half of the year, driven by increased advertising pages within magazines, holiday volume in catalogs and retail inserts, and back-to-school demand in books and office products. These typical seasonal patterns can be impacted by overall trends in the U.S. and world economy. During the year ended December 31, 2016, the Company experienced higher demand for its educational book products in the second quarter compared to normal historical patterns. Additionally, there was lower than normal demand in the fourth quarter for education books for the college market.

Raw Materials

The primary raw materials we use in our Print segment are paper and ink. We negotiate with leading paper suppliers to maximize our purchasing efficiencies and use a wide variety of paper grades and formats. In addition, a substantial amount of paper used in our print business is supplied directly by customers. Variations in the cost and supply of certain paper grades used in the manufacturing process may affect our consolidated and combined financial results. Generally, customers directly absorb the impact of changing prices on customer-supplied paper. For paper that we purchase, we have historically passed most changes in price through to our customers. Contractual arrangements and industry practice should support our continued ability to pass on any future paper price increases, but there is no assurance that market conditions will continue to enable us to successfully do so. Higher paper prices and tight paper supplies may have an impact on customers’ demand for printed products. We also resell waste paper and other print-related by-products and may be impacted by changes in prices for these by-products.

We negotiate with leading suppliers to maximize our purchasing efficiencies and use a wide variety of ink formulations and colors. Variations in the cost and supply of certain ink formulations used in the manufacturing process may affect our consolidated and combined financial results. We have undertaken various strategic initiatives to try to mitigate any foreseeable supply disruptions with respect to our ink requirements, including entering into a long-term supply arrangement with a single supplier for a substantial portion of our ink supply.

Certain contractual protections exist in our relationship with such supplier, such as price and quality protections and an ability to seek alternative sources of ink if the supplier breaches or is unable to perform certain of its obligations, which are intended to mitigate the risk of ink-related supply disruptions.

The primary materials used in the Office Products segment are paper, steel and polypropylene substrates. We negotiate with leading paper, plastic and steel suppliers to maximize our purchasing efficiencies. All of these materials are available from a number of domestic and international suppliers and we are not dependent upon any single supplier for any of these materials. We believe that adequate supply is available for each of these materials for the foreseeable future.

Except for our long-term supply arrangement regarding ink, we do not consider ourselves to be dependent upon any single vendor as a source of supply for our businesses, and we believe that sufficient alternative sources for the same, similar or alternative products are available.

Changes in the price of crude oil and other energy costs impact our ink suppliers and manufacturing costs. Crude oil and energy prices continue to be volatile. Should prices increase, we generally cannot pass on to customers the impact of higher energy prices on our manufacturing costs. We do enter into fixed price contracts for a portion of our natural gas purchases to mitigate the impact of changes in energy prices. We cannot predict sudden changes in energy prices and the impact that possible future changes in energy prices might have upon either future operating costs or customer demand and the related impact either will have on the Company’s consolidated and combined statements of income, balance sheets and cash flows.

Variations in the cost and supply of certain paper grades, polypropylene and steel used in the manufacturing process of our office products may affect our consolidated and combined financial results. Contractual arrangements and industry practice should support our continued ability to pass on any future paper price increases, but there is no assurance that market conditions will continue to enable us to successfully do so. We also resell waste paper and other by-products and may be impacted by changes in prices for these by-products.

Customers

Our Print segment services retailers, including cataloguers and merchandisers; publishers of magazines, books and directories, and online retailers. Our customer base includes nine of the top 10 direct mail cataloguers, nine of the top 10 magazine publishers, and all of the top 10 book publishers based in North America and Europe, including the two largest book publishers worldwide in 2016. The products that make up our Print segment are distributed through the USPS or foreign postal services or to our customers by direct shipment, typically in bulk, to customer facilities and warehouses.

Our Office Products segment primarily services office superstores, office supply wholesalers, independent contract stationers, mass merchandisers and retailers and e-commerce resellers. The products that make up our Office Products segment are distributed to our customers by direct shipment, typically in bulk, to customer facilities and warehouses.

For each of the years ended December 31, 2016, 2015 and 2014, no customer accounted for 10% or more of the Company’s consolidated and combined net sales.

Technology, Research and Development

The Company has a broad portfolio of technology capabilities that are utilized in the delivery of products and services to our customers. We believe that proprietary technology is required where it will provide a competitive advantage or where the desired technology is not readily available in the marketplace, and, as such, our proprietary technology portfolio contains an array of applications and technological capabilities that were developed to perform different functions, including storefront, digital asset management and distribution, manufacturing systems, warehousing, logistics and list management services and data analytics solutions. Our technology strategy is focused on the continued investment in key technologies that support services and solutions that allow for creation, management, production, distribution and analytics of publisher content in multi-channels to maximize their distribution and return for each title. We are also focusing our technology capabilities on developments that will allow us to pursue strategic relationships, such as our recent relationship with a leading education, business and consumer publishing company, which has enabled our further expansion into end-to-end supply chain management. To implement our research and development strategy, we expect to primarily invest in the maintenance and enhancement of our technology footprint within our facilities and in development activities which allow us to create new and differentiating technology capabilities.

Cybersecurity

Our cybersecurity program is designed to meet the needs and expectations of our customers who entrust us with certain sensitive business information. Our infrastructure and technology, expansive and highly trained workforce, and comprehensive security and compliance program make us qualified to safely process, store and protect this customer information.

Our infrastructure and technology security capabilities are bolstered by our relationship with a leading data center services provider. Furthermore, our networks are monitored by intrusion detection services around the clock, and our systems and applications are routinely tested for vulnerabilities and are operated under a strict patch management program.

We employ a highly skilled IT workforce to implement our cybersecurity programs and to handle specific security responsibilities. As a result of annual mandatory security awareness training, our IT workforce is qualified to address security and compliance-related issues as they arise. Additionally, all of our IT employees are carefully screened, undergo a thorough background check and are bound by a nondisclosure agreement that details such employee’s security and legal responsibilities with regards to information handling. We believe our security and compliance team also diminishes the risk of system compromise and data exposure by rapidly and effectively addressing security incidents as they arise.

Intellectual Property

We consider patents, trademarks and other proprietary rights to be important to our business. We own approximately 190 patents worldwide, the majority of which are concentrated in our Office Products segment, with the remainder falling into the following categories: printing, binding, co-mailing and new media. Our printing and binding patents relate to manufacturing processes and systems used in the production of books, magazines and catalogs. Our co-mailing patents relate to combining printed publications in an efficient manner to achieve postal savings. Our new media patents relate to methods for creating and formatting digital content for electronic publications. Lastly, our office products patents include utility and design patents covering a range of office products such as binders, envelopes, file folders, index tab systems and storage boxes. In addition, we benefit from a patented ink formulation developed by RRD that we use in manufacturing digitally-printed books. RRD will continue to supply this ink to us.

We also own approximately 400 trademarks worldwide, the majority of which are concentrated within our Office Products segment. Several of our most significant trademarks include registrations for the Adams, Ampad, Cardinal Brands, Oxford, Pendaflex and TOPS office products brands. Additionally, we own the rights to a group of trademarks relating to our e-media publishing services, such as Newsstand, LibreDigital, LibreMarket, LibrePublish and LibreAccess.

While we consider our patents, trademarks and other proprietary rights to be valuable assets, we do not believe that our profitability and operations are dependent upon any single patent, trademark or other proprietary right.

Environmental Compliance

Our operations are subject to various international, federal, state and local laws and regulations relating to the protection of the environment, including those governing discharges to air and water, the management and disposal of hazardous materials, the cleanup of contaminated sites and health and safety matters. In the U.S., these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and Superfund (the environmental program established in the Comprehensive Environmental Response, Compensation, and Liability Act to address abandoned hazardous waste sites), which imposes joint and severable liability on each potentially responsible party. We are committed to complying with these and all other applicable environmental, health and safety laws, and in order to reduce the risk of non-compliance, we maintain an Environmental, Health and Safety management system that includes an appropriate policy and standards, staff dedicated to environmental, health and safety issues, and other measures.

While it is our policy to conduct our global operations in accordance with all applicable laws, regulations and other requirements, from time to time, our properties, products or operations may be affected by environmental issues. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future. However, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect on our consolidated and combined financial statements.

Employees

As of December 31, 2016, the Company had approximately 22,000 total employees in the global workforce, of which approximately 17,000 employees were in the U.S. and approximately 5,000 were in international locations. Of the U.S. and international employees, approximately 4.0% and 30.0% were covered by collective bargaining agreements, respectively. We have collective bargaining agreements with unionized employees in Canada, Mexico and Poland. We have not experienced a work stoppage during the past five years. Management believes that we have good relationships with our employees and collective bargaining groups.

Properties

The Company’s principal executive office is currently located in leased office space at 191 N. Wacker Drive, Suite 1400, Chicago, IL 60606. The Company operates or owns the following:

•	94 leased or owned facilities in approximately 28 states in the U.S., which encompass approximately 24 million square feet, of which 43 are production facilities.

•	Approximately six million square feet of space is leased, comprised of 57 U.S. facilities.

•	Approximately 18 million square feet of space is owned in 37 facilities in the U.S.

•	18 international facilities in four countries which encompass approximately 3 million square feet, of which 8 are manufacturing facilities.

•	Approximately one million square feet of space is leased, comprised of ten international facilities.

•	Approximately two million square feet of space is owned in eight international facilities.

•	12 of our international facilities service our Print segment.

•	In Europe, the Company has a production platform consisting of 3 facilities in Poland that cost effectively produce products for distribution throughout the continent.

•	In Mexico, the Company has 5 production facilities.

The Company’s facilities are reasonably maintained and suitable for the operations conducted in them. While the Company has a facility that provides the majority of our mailing services, which is located in Bolingbrook, Illinois, the Company does not believe that this facility, or any other facility, is individually material to our business. In addition, the Company owns or leases additional land for use as parking lots and other purposes in the U.S.

Legal Proceedings

From time to time, our customers and others file voluntary petitions for reorganization under U.S. bankruptcy laws. In such cases, certain pre-petition payments received by us from these parties could be considered preference items and subject to return. In addition, we are party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on our consolidated and combined statements of income, balance sheets and cash flows.

Refer to Note 11, Commitments and Contingencies, to the consolidated and combined financial statements included elsewhere in this prospectus for more information.

Available Information

The Company maintains an Internet website at www.lsccom.com where the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with, or furnished to, the Securities and Exchange Commission (“SEC”). The Principles of Corporate Governance of the Company’s Board of Directors, the charters of the Audit, Human Resources and Corporate Responsibility and Governance Committees of the Board of Directors and the Company’s Principles of Ethical Business Conduct are also available on the Investor Relations portion of www.lsccom.com, and will be provided, free of charge, to any shareholder who requests a copy. References to the Company’s website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this document.

CORPORATE GOVERNANCE AND MANAGEMENT

Corporate Governance

General

Our common stock is listed on the NYSE under the symbol “LKSD.” As a result, we are generally subject to NYSE corporate governance listing standards.

Our Executive Officers

The following table sets forth those individuals who are our executive officers:

Name	Age	Position(s)
Thomas J. Quinlan III	54	Chairman and Chief Executive Officer
Suzanne S. Bettman	52	Chief Administrative Officer and General Counsel
Andrew B. Coxhead	48	Chief Financial Officer
Kent A. Hansen	45	Chief Accounting Officer and Controller
Richard T. Lane	60	Chief Strategy and Supply Chain Officer

The business experience and certain other background information regarding our executive officers are set forth below.

Thomas J. Quinlan III has served as Chairman of the Board and CEO since October 2016. Prior to this, Mr. Quinlan served as RRD’s President and CEO since April 2007 and from 2004 in various other positions, including Group President, Chief Financial Officer and Executive Vice President, Operations.

Suzanne S. Bettman has served as Chief Administrative Officer and General Counsel since October 2016. Prior to this, Ms. Bettman served as RRD’s Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer since January 2007 and prior to that as its Senior Vice President, General Counsel since March 2004.

Andrew B. Coxhead has served as Chief Financial Officer since October 2016. Prior to this, Mr. Coxhead served as RRD’s Senior Vice President and Chief Accounting Officer since October 2007, and Corporate Controller from October 2007 to January 2013 and from 1995 in various other positions including in financial planning, accounting, manufacturing management, operational finance and mergers and acquisitions, including as Vice President, Assistant Controller.

Kent A. Hansen has served as Chief Accounting Officer and Controller since October 2016. Prior to this, Mr. Hansen served as Vice President, Assistant Controller of Baxalta, Incorporated, a biopharmaceutical company, from 2015 to 2016. Prior to this, Mr. Hansen served in various finance and accounting roles from 2006 to 2015 with Scientific Games Corporation (formerly WMS Industries, Inc.), including Director of Accounting and SEC Reporting, Assistant Controller and Group Chief Financial Officer. Prior to this, previous experience included roles in accounting and financial reporting at Accenture and as an auditor at Ernst and Young LLP.

Richard T. Lane has served as Chief Strategy and Supply Chain Officer since October 2016. Prior to this, Mr. Lane served as RRD’s Executive Vice President of Global Business Solutions and was responsible for Product and Materials sourcing, Customer Service and Global Print Management Sales and Operations from 1989 to 1997. Since 2005, Mr. Lane has served in various capacities within RRD in sales, strategy and operations from 1989 to 1997, and from 1997 to 2005, with other companies in strategic sales and operations roles.

Our Directors

The following individuals were appointed to serve as directors of the Company commencing on the Distribution Date:

Name	Age	Position(s)	Director Class
Thomas J. Quinlan III	54	Chairman and Chief Executive Officer	Class I
Judith H. Hamilton	72	Lead Director	Class III
M. Shan Atkins	59	Director	Class I
Margaret A. Breya	55	Director	Class I
Francis J. Jules	60	Director	Class III
Thomas F. O’Toole	59	Director	Class II
Richard K. Palmer	50	Director	Class III
Douglas W. Stotlar	56	Director	Class II
Shivan S. Subramaniam	68	Director	Class II

The business experience and certain other background information regarding our directors are set forth below.

For a biography of Mr. Quinlan, our Chairman, see “Our Executive Officers.” Mr. Quinlan’s extensive experience at RRD and now LSC provides the Board with expertise in the printing and office products industries, especially with respect to business integration strategies needed to achieve our Company’s business plan. He also brings to the Board his familiarity with a broad range of operational issues, including sales, manufacturing and corporate staff functions, as a result of his many experiences in management roles across several industries.

Judith H. Hamilton has served as Lead Director of the LSC Board since October 2016. Ms. Hamilton is the former President and CEO of Classroom Connect Inc., a provider of materials integrating the Internet into the education process. She also served as President and CEO of FirstFloor Software, an Internet software publisher, and as CEO of Dataquest, a market research firm for technology. Ms. Hamilton has served on many public company boards, including Novell, Inc., Software.com, and RRD.

Ms. Hamilton’s experience as chief executive officer of various software and technology companies helps the Board address the challenges faced due to rapid changes in communications strategies. Her involvement in early stage companies also brings to the Board entrepreneurial experience. She also has considerable corporate governance experience through years of service on the boards of other companies.

M. Shan Atkins is the co-founder and Managing Director of Chetrum Capital LLC, a private investment firm since 2001. Prior to founding Chetrum, she spent most of her executive career in the consumer/retail sector, including various positions with Sears, Roebuck & Company, a North American retailer, from 1996 to 2001, and with Bain & Company, an international management consultancy, as a leader in the consumer and retail practice from 1982 to 1996. She began her career as a public accountant at what is now PricewaterhouseCoopers LLP, an accounting firm. Ms. Atkins has served on the board of The Pep Boys—Manny, Moe & Jack, Tim Hortons Inc., Shoppers Drug Mart Corporation, Chapters, Inc., and currently serves on the board of Darden Restaurants, Inc., SpartanNash Company and SunOpta Inc.

Ms. Atkins has extensive experience in finance and accounting and in developing and executing strategic plans for major retail organizations. She also has considerable corporate governance experience through years of service on the boards of other companies.

Margaret A. Breya has served as Chief Marketing Officer of Ionic Security Inc. since January 2016. Prior to this she was Chief Marketing Officer and Executive Vice President of Market Development at Informatica

Corporation, a leading independent provider of enterprise data integration and data quality software and services. From December 2012 to August 2015, Ms. Breya held various positions of increasing responsibility in operations and marketing at Hewlett-Packard Company, a global provider of products, technologies, software, solutions and services, from 2010 to 2012 and held various positions of increasing responsibility at SAP AG, an enterprise software company, from 2006 to 2010. Ms. Breya has served on the board of Document Sciences Corporation and currently serves on the board of Jive Software, Inc.

Ms. Breya’s extensive experience brings marketing, operations and enterprise software expertise to the Board.

Francis J. Jules has served as President of Global Business for AT&T Corporation since 2012. He served as AT&T Corporation’s Executive Vice President, Global Enterprise Solutions sales team from 2010 to 2012, President and CEO, Advertising Solutions from 2007 to 2010 and Senior Vice President, Network Integration from 2005 to 2007. Prior to this, he served as President, Global Markets (East) for SBC Communications from 2003 to 2005. Mr. Jules has served on the board of Modus Link Global Solutions.

Mr. Jules has a proven track record in leading large, complex teams around the globe in sales, marketing, product and technical solutions to serve enterprise, medium, and small customers around the world. He has both operational and strategic leadership skills.

Thomas F. O’Toole has served as senior fellow and clinical professor of marketing at the Kellogg School of Management at Northwestern University and as a Senior Advisor at McKinsey and Company since December 2016. Prior thereto, Mr. O’Toole served as Senior Vice President, Chief Marketing Officer of United Airlines and President of MileagePlus for United Continental Holdings, Inc., a global air carrier, from 2015 to December 2016 and as Senior Vice President, Marketing and Loyalty and President, MileagePlus from 2012 to 2015; Chief Operating Officer, Mileage Plus Holdings, LLC from 2010 to 2012; and Senior Vice President and Chief Marketing Officer in 2010. He served as an advisor with Diamond Management & Technology Consultants, a management and technology consulting firm, from 2009 to 2010. Mr. O’Toole served in positions of increasing responsibility at Hyatt Hotels Corporation from 1995 to 2008, including Chief Marketing Officer and Chief Information Officer. Mr. O’Toole currently serves on the boards of Alliant Energy Corporation, Wisconsin Power and Light Company and Interstate Power and Light Company, and previously served on the board of Pegasus Solutions Inc.

Mr. O’Toole has extensive experience in leadership, customer perspectives and information systems, and provides the Board with a combination of abilities and unique insights into its strategy and operations.

Richard K. Palmer has served as Chief Financial Officer, Senior Vice President and a member of Group Executive Council of Fiat Chrysler Automobiles N.V. (“FCA”), an international group that designs, produces and sells passenger cars and commercial vehicles since 2011 and Chief Financial Officer of FCA US LLC, a vehicle manufacturer that is part of a global alliance with FCA since 2009. Previously he served as Chief Financial Officer of Fiat Group Automobiles S.p.A., an industrial vehicle and bus manufacturing company owned by Fiat, from 2006 to 2009, Chief Financial Officer of Iveco S.p.A. from 2005 to 2007 and Chief Financial Officer, Comau S.p.A., a developer of automation systems and other robotic devices owned by Fiat, from 2003 to 2005. Prior to this, Mr. Palmer held various positions at General Electric Company, United Technologies Corporation and Price Waterhouse since 1988. Mr. Palmer served on the board of RRD and currently serves on the board of FCA US LLC.

Mr. Palmer’s experience as chief financial officer of both public and global companies, as well as his position as a member of the highest executive decision-making body of a large multinational company, brings financial, international and operational expertise. He is an audit committee financial expert based on his experience as chief financial officer of a public company as well as his experience as an auditor with a public accounting firm.

Douglas W. Stotlar served as President and CEO of Con-Way, Inc., a transportation and logistics company, from April 2005 to October 2015. Prior to this he served in various positions of increasing responsibility at Con-Way, Inc. since 1985. Mr. Stotlar was a Director of URS Corporation, Con-way Inc., and the Federal Reserve Bank of Chicago, Detroit Branch. He also currently serves on the boards of AECOM and Reliance Steel & Aluminum Co.

Mr. Stotlar’s has substantial knowledge of the transportation and logistics sector, which is relevant to our business activities. In addition, due to his prior experience as the former chief executive officer and as a director of a public company, Mr. Stotlar contributes valuable leadership experience as well as knowledge of legal and regulatory requirements and trends.

Shivan S. Subramaniam has been the Chairman of FM Global Inc., a property and casualty insurance company, since 2002. He previously served as CEO from 1999 to 2014 and President and CEO from 1999 to 2002. He also served in various finance positions of increasing responsibility at Allendale Insurance Company from 1974 to 1999, including as Chairman and CEO from 1992 to 1999. Mr. Subramaniam currently serves on the board of Citizens Financial Group, Inc. and FM Global Inc.

Mr. Subramaniam has significant experience as a Chairman and CEO and provides the Board with financial, strategic and operational leadership. He also has considerable corporate governance experience as the chair of a governance committee.

Nomination, Election and Term of Directors

Our Certificate of Incorporation provides for a classified Board consisting of three classes of directors. Class I directors serve until the first annual meeting of stockholders following the Distribution (which will be held on May 18, 2017). Class II directors and Class III directors, which together with Class I directors are referred to as the “Initial Directors”, serve until the second or the third annual meetings of stockholders following the Distribution, respectively. Following the expiration of the initial terms of the Initial Directors, our stockholders elect successor directors to one-year terms. Our Certificate of Incorporation provides that our Board fully declassifies upon the expiration of the terms of our Class III directors. Our By-laws provide that directors are elected to the Board by a majority of the votes cast, except in contested elections, wherein directors are elected to the Board by a plurality of the votes cast.

It is the policy of the Corporate Responsibility and Governance Committee to consider candidates for director recommended by stockholders. The committee evaluates candidates recommended for director by stockholders in the same way that it evaluates any other candidate. The committee also considers candidates recommended by management and members of the Board.

In identifying and evaluating nominees for director, the committee takes into account the applicable requirements for directors under the listing rules of the NYSE. In addition, the committee considers other criteria as it deems appropriate and which may vary over time depending on the Board’s needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee will be a balanced and diverse Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board’s effectiveness as a whole.

The Corporate Responsibility and Governance Committee from time to time may engage third-party search firms to identify candidates for director, and may use search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Board Committees

The Board has three standing committees: the Audit Committee, the Corporate Responsibility and Governance Committee and the Human Resources Committee. Each committee operates under a written charter that is reviewed annually and posted on the Company’s web site at the following address: http://investor.lsccom.com/corporate-governance/governance-documents, and a print copy of each charter is available upon request. References to the Company’s website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this prospectus.

Audit Committee

The Audit Committee assists the Board in its oversight of (1) the integrity of the Company’s financial statements and the Company’s accounting and financial reporting processes and financial statement audits; (2) the qualifications and independence of the Company’s independent registered public accounting firm; and (3) the performance of the Company’s internal auditing department and the independent registered public accounting firm.

The committee selects, compensates, evaluates and, when appropriate, replaces the Company’s independent registered public accounting firm. Pursuant to its charter, the Audit Committee is authorized to obtain advice and assistance from internal or external legal, accounting or other advisors and to retain third-party consultants, and has the authority to engage independent auditors for special audits, reviews and other procedures.

The Audit Committee consists of Ms. Breya, Mr. Stotlar, Mr. Palmer and Mr. Subramaniam. Mr. Palmer is the Chairperson of the Audit Committee. The Board has determined that (i) each member of the Audit Committee is (A) “independent” within the meaning of the rules of both the NYSE and SEC and (B) able to read and understand fundamental financial statements; (ii) each of Messrs. Palmer and Subramaniam has accounting or related financial management expertise, and (iii) each of Messrs. Palmer, Stotlar and Subramaniam is an audit committee financial expert within the meaning of the rules of the SEC.

Corporate Responsibility and Governance Committee

The Corporate Responsibility and Governance Committee (1) makes recommendations to the Board regarding nominees for election to the Board and recommends policies governing matters affecting the Board; (2) develops and implements governance principles for the Company and the Board; (3) conducts the regular review of the performance of the Board, its committees and its members; (4) oversees the Company’s responsibilities to its employees and to the environment; and (5) recommends director compensation to the Board. Pursuant to its charter, the Corporate Responsibility and Governance Committee is authorized to obtain advice and assistance from internal or external legal or other advisors and to retain third-party consultants and has the sole authority to approve the terms and conditions under which it engages director search firms.

The Corporate Responsibility and Governance Committee consists of Ms. Atkins, Ms. Breya, Ms. Hamilton, Mr. O’Toole and Mr. Subramaniam. Ms. Hamilton is the Chairperson of the Corporate Responsibility and Governance Committee. The Board has determined that each member is “independent” within the meaning of the rules of the NYSE.

Human Resources Committee

The Human Resources Committee (1) establishes the Company’s overall compensation strategy; (2) establishes the compensation of the Company’s chief executive officer, other senior officers and key management employees; and (3) adopts amendments to, and approves terminations of, the Company’s employee benefit plans.

Pursuant to its charter, the Human Resources Committee is authorized to obtain advice and assistance from internal or external legal or other advisors and has sole authority to engage counsel, experts or consultants in matters related to the compensation of the chief executive officer and other executive officers of the Company and will have sole authority to approve any such firm’s fees and other retention terms. Pursuant to its charter, prior to selecting or receiving any advice from any committee adviser (other than in-house legal counsel) and on an annual basis thereafter, the Human Resources Committee must assess the independence of such committee advisers in compliance with any applicable NYSE listing rules and the federal securities laws. The Human Resources Committee must also review and approve, in advance, any engagement of any compensation consultant by the Company for any services other than those providing advice to the committee regarding executive officer compensation.

The Human Resources Committee reviews management’s preliminary recommendations and makes final compensation decisions. The Human Resources Committee, with the assistance of its consultants, reviews and evaluates the Company’s executive and employee compensation practices and determines, based on this review, whether any risks associated with such practices are likely to have a material adverse effect on the Company.

The Human Resources Committee consists of Ms. Atkins, Mr. Jules, Mr. O’Toole and Mr. Stotlar. Mr. Jules is the Chairperson of the Human Resources Committee. The Board has determined that each member of the Human Resources Committee is “independent” within the meaning of the rules of both the NYSE and the SEC. In addition, in accordance with the NYSE listing rules, the Board considered all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director’s ability to be independent from management in connection with the duties of a Human Resources Committee member to affirmatively determine each member of the Human Resources Committee is independent.

Principles of Corporate Governance

The Board has adopted a set of Principles of Corporate Governance to provide guidelines for the Company and the Board to ensure effective corporate governance. The Principles of Corporate Governance covers topics including, but not limited to, director qualification standards, Board and committee composition, director access to management and independent advisors, director orientation and continuing education, director retirement age, succession planning and the annual evaluations of the Board and its committees. Such evaluations determine whether the Board and each committee are functioning effectively, and the Corporate Responsibility and Governance Committee periodically considers the mix of skills and experience that directors bring to the Board to assess whether the Board has the necessary tools to form its oversight function effectively.

The Corporate Responsibility and Governance Committee is responsible for overseeing and reviewing the Principles of Corporate Governance and recommending to the Board any changes to those principles. The full text of the Principles of Corporate Governance is available on the Company’s website at the following address: http://investor.lsccom.com/corporate-governance/governance-documents, and a print copy is available upon request. References to the Company’s website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this prospectus.

Principles of Ethical Business Conduct and Code of Ethics

In accordance with the NYSE listing requirements and SEC rules, the Company has adopted and maintains a set of Principles of Ethical Business Conduct. The policies referred to therein apply to all directors, officers and employees of the Company. In addition, the Company has adopted and will maintain a Code of Ethics that applies to its chief executive officer and senior financial officers. The Principles of Ethical Business Conduct and the Code of Ethics cover all areas of professional conduct, including, but not limited to, conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company encourages all employees, officers and directors to promptly report any violations of any of the Company’s policies. In the event that an amendment to, or a waiver from, a provision of the Code of Ethics is necessary, the Company will post such information on its web site. The full text of each of the Principles of Ethical Business Conduct and our Code of Ethics is

available on the Company’s website at the following address: http://investor.lsccom.com/corporate-governance/governance-documents, and a print copy is available upon request. References to the Company’s website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this prospectus.

Director Independence

The Company’s Principles of Corporate Governance provides that the Board must be composed of a majority of independent directors. No director qualifies as independent unless the Board affirmatively determines that the director has no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. All eight non-employee directors of our Board are independent in accordance with the NYSE requirements. Mr. Quinlan is not independent.

Executive Sessions

The Company’s independent directors are expected to meet regularly in executive sessions without management. Executive sessions are led by the lead director of the Board. An executive session is expected to be held in conjunction with each regularly scheduled Board meeting. Each committee of the Board also is expected to meet in executive sessions without management in conjunction with each regularly scheduled committee meetings and such sessions will be led by the chair of such committee.

Board Leadership

Our Board has the discretion to combine or separate the roles of chairman and chief executive officer as the Board deems appropriate based on the needs of the Company at any given time. To facilitate this decision-making, the Corporate Responsibility and Governance Committee will annually discuss our Board leadership structure, providing its recommendation on the appropriate structure to our independent directors. The Board has determined that having a combined chairman and chief executive officer with an independent lead director is the most appropriate Board leadership structure for LSC. This structure puts one person in the best position to be aware of major issues facing the Company on a day-to-day and long-term basis, and to identify and bring key risks and developments facing the Company to the Board’s attention (in coordination with the lead director as part of the agenda-setting process). As set forth in our Principles of Corporate Governance, our lead director, in coordination with the chairman/chief executive officer, and reviews and approves agendas for Board meetings, materials and information sent or presented to the Board and meeting schedules. In addition, our Lead Director has the authority to add items to the agenda for any Board meeting, presides at executive sessions of independent directors, which will be held at each regular Board, serves as a non-exclusive liaison between the other independent directors and the chairman/chief executive officer, may call meetings of the independent directors in his or her discretion and chair any meeting of the Board or stockholders at which the chairman is absent, is available to meet with major stockholders and regulators under appropriate circumstances, and in conjunction with the chairman of the Human Resources Committee, discusses with the chairman/chief executive officer the Board’s annual evaluation of his or her performance as chief executive officer. In addition, the powers of the chairman under our By-laws are limited other than chairing meetings of the Board and stockholders, the powers conferred on the chairman (such as the ability to call special meetings of stockholders or the Board) can also be exercised by the Board or a specified number of directors or, in some cases, the lead director, or are administrative in nature (such as the authority to execute documents on behalf of the Company).

Board’s Role in Risk Oversight

The Board is actively involved in oversight of risks inherent in the operation of the Company’s businesses and the implementation of its strategic plan. The Board performs this oversight role by using several different levels of review. In connection with its reviews of the operations of the Company’s business units and corporate functions, the Board addresses the primary risks associated with those units and functions. In addition, the Board reviews the key risks associated with the Company’s strategic plan, annually and periodically throughout the year, as part of its consideration of the strategic direction of the Company, as well as reviews and discusses the output of the Company’s enterprise risk management process each year.

The Board has delegated to the Audit Committee oversight of the Company’s enterprise risk management process. Among its duties, the Audit Committee will review with management (1) Company policies with respect to risk assessment and management of risks that may be material to the Company, (2) the Company’s system of disclosure controls and system of internal controls over financial reporting, and (3) the Company’s compliance with legal and regulatory requirements.

Each of the other Board committees also oversees the management of Company risks that fall within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors, and each committee reports back to the full Board. The Audit Committee oversees risks related to the Company’s financial statements, the financial reporting process, other financial matters, certain compliance issues and accounting and legal matters. The Audit Committee, along with the Corporate Responsibility and Governance Committee, is also responsible for reviewing certain major legislative and regulatory developments that could materially impact the Company’s contingent liabilities and risks. The Corporate Responsibility and Governance Committee also oversees risks related to the Company’s governance structure and processes, related person transactions, certain compliance issues and Board and committee structure to ensure appropriate oversight of risk. The Human Resources Committee considers risks related to the attraction and retention of key management and employees and risks relating to the design of compensation programs and arrangements, as well as developmental and succession planning for possible successors to the position of chief executive officer and planning for other key senior management positions.

Communications with the Board

The Board has established procedures for stockholders and other interested parties to communicate with the Board. A stockholder or other interested party may contact the Board by writing to the chairman of the Corporate Responsibility and Governance Committee or the other non-management members of the Board to their attention at 99 Park Avenue, 14th Floor, New York, New York 10016; Attention: Corporate Secretary. Any stockholder must include the number of shares of the Company’s common stock he or she holds and any interested party must detail his or her relationship with the Company in any communication to the Board. Communications received in writing will be distributed to the chairman of the Corporate Responsibility and Governance Committee or non-management directors of the Board as a group, as appropriate, unless such communications are considered, in the reasonable judgment of the Company’s Secretary, improper for submission to the intended recipient(s). Examples of communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company’s business or communications that relate to improper or irrelevant topics.

Indemnification of Directors and Officers

Our Certificate of Incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the General Corporation Law of the State of Delaware (the “DGCL”). Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws provide for indemnification to the fullest extent permitted by the DGCL of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we entered into indemnification agreements with each of our directors pursuant to which we agreed to indemnify each such director to the fullest extent permitted by the DGCL.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis (“CD&A”), we will describe the material components of our executive compensation programs applicable to our named executive officers (our “NEOs”). While the discussion in the CD&A is focused on our NEOs, many of our executive compensation programs apply broadly across our executive ranks.

Background

On October 1, 2016, RRD completed the Separation.

Prior to the Separation, RRD’s senior management and the Human Resources Committee of the RRD Board of Directors (the “RRD HR Committee”), determined RRD’s compensation strategy. Since the information presented in the compensation tables of this prospectus relates to the 2016 fiscal year, which ended on December 31, 2016, this CD&A focuses in the early sections on RRD’s compensation programs and decisions prior to the Separation (when LSC was part of RRD) and then in the later sections, on LSC’s compensation program and decisions following the Separation. The pre-Separation compensation information may not in all cases be directly relevant to the compensation that these executive officers will receive post-Separation. Following the Separation, the LSC Human Resources Committee of the LSC Board of Directors (the “LSC HR Committee”) determined the executive compensation strategy.

This CD&A presents historical information regarding compensation received from RRD pre-Separation and from us post-Separation in 2016 for the following individuals, our named executive officers, or NEOs:

•	Thomas J. Quinlan III, our Chairman and Chief Executive Officer (“CEO”);

•	Suzanne S. Bettman, our Chief Administrative Officer and General Counsel;

•	Andrew B. Coxhead, our Chief Financial Officer;

•	Kent A. Hansen, our Chief Accounting Officer and Controller; and

•	Richard T. Lane, our Chief Strategy Officer.

Messrs. Quinlan and Coxhead and Ms. Bettman were, prior to the Separation, named executive officers of RRD (the “Pre-Separation NEOs”). Messrs. Hansen and Lane were not Pre-Separation NEOs, and the following discussion of the Pre-Separation compensation program is therefore not applicable to their compensation in all cases. See “Executive Compensation—Compensation Discussion and Analysis—RRD Compensation Program Pre-Separation—Pre-Separation Compensation for Messrs. Hansen and Lane” for additional information.

LSC Compensation Program Post-Separation

Following the Separation, the LSC HR Committee reviewed the impact of the Separation, determined future aspects of LSC’s compensation program and made appropriate adjustments. See “Executive Compensation—Compensation Discussion and Analysis—LSC Post-Separation Compensation Program” for additional information.

RRD Compensation Program Pre-Separation

The following discussion describes the practices and policies implemented by the RRD HR Committee prior to the Distribution Date with respect to the Pre-Separation NEOs (Messrs. Quinlan and Coxhead and Ms. Bettman).

RRD Pre-Separation Compensation Philosophy

The executive compensation program at RRD was designed to align the interests of RRD stockholders and executive officers while providing a total compensation package that enabled RRD to attract, retain and motivate executives. Overall compensation levels were targeted at market survey data medians and, where available, peer group medians, with a range of opportunity to reward strong performance or withhold rewards when objectives were not achieved.

Historically, RRD’s compensation philosophy was guided by five principles:

•	establish target compensation levels that are competitive within the industries and the markets in which it competes for executive talent;

•	structure compensation so that RRD’s executives share in RRD’s short- and long-term successes and challenges by varying compensation from target levels based upon business and individual performance;

•	link pay to performance by making a substantial percentage of total executive compensation variable, or “at risk,” through annual incentive compensation and the granting of long-term incentive awards;

•	base a substantial portion of each NEO’s long-term incentive award on performance measures while maintaining a meaningful portion that vests over time and is therefore focused on the retention of its top talent; and

•	align a significant portion of executive pay with RRD stockholder interests through equity awards and stock ownership requirements.

RRD Pre-Separation Compensation Best Practices

Consistent with its compensation philosophy, RRD adopted the following compensation best practices:

•	the RRD HR Committee determined that any future executive officer agreements would not include any gross-up for excise taxes;

•	equity plans do not permit option repricing or option grants below fair market value;

•	no tax gross-ups on any supplemental benefits or perquisites;

•	policy that prohibits employees, directors and certain of their immediate family members from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to RRD stock;

•	no payment or accrual of dividends on performance share units (“PSUs”) or restricted stock units (“RSUs”);

•	limited perquisites provided to executive officers;

•	clawback policy covering all executive officers;

•	the RRD HR Committee hired Willis Towers Watson Human Resources Consulting (“Willis Towers Watson”) as its executive compensation consultant because of their expertise and years of experience as well as their previous work with the RRD HR Committee on the full scale evaluation of all the executive compensation programs at RRD;

•	meaningful stock ownership requirements for senior management, including executive officers, to further strengthen the alignment of management and stockholder interests; and

•	annual review of executive compensation program by the RRD HR Committee to determine how well actual compensation targets and levels met RRD’s overall philosophy and its targeted objectives in comparison to both its market data and, where available, peer group data.

2016 Pre-Separation RRD Peer Group

In 2015, Willis Towers Watson completed a thorough review of RRD’s compensation peer group at the request of the RRD HR Committee. As a result of this analysis, several changes were made to the peer group. The primary focus of this process was to include industrial companies of generally similar or larger size, complexity and scope rather than companies only in RRD’s industry, since RRD was significantly larger than all of its direct competitors and the markets for talent were necessarily broader. The resulting peer group, approved in 2015 and continued without change until the Distribution Date, was comprised of the following 26 companies:

International Paper Company	Automatic Data Processing, Inc.	Fidelity National Information Services, Inc.
Danaher Corp.	Huntsman Corporation	Avery Dennison Corporation
Xerox Corporation	The Sherwin-Williams Company	Ashland Inc.
WPP plc	Air Products & Chemicals Inc.	Packaging Corporation of America
PPG Industries, Inc.	WestRock Company	Quad/Graphics, Inc.
Genuine Parts Company	Crown Holdings Inc.	Graphic Packaging Holding Company
CH Robinson Worldwide Inc.	Ball Corporation	Adobe Systems Incorporated
Parker-Hannifin Corporation	Praxair Inc.	Sealed Air Corporation
Owens-Illinois, Inc.	Pitney Bowes Inc.

2016 Pre-Separation RRD Compensation Overview

RRD recognized the need for its compensation programs to be appropriately modified to take into account the Separation, which was scheduled to be completed during 2016. Guided by the principles noted above, the RRD HR Committee kept the overall construct of RRD’s 2016 compensation programs straightforward, with a focus on simplicity and consistency.

To that end, the RRD HR Committee determined that for 2016:

•	any compensation changes for the Pre-Separation NEOs would be managed by their employer after the Separation as appropriate with such employer taking into account each individual’s new role and responsibility as well as the individual’s experience level;

•	the Annual Incentive Plan (“AIP”) would consist of three key metrics: a 12-month metric in compliance with Section 162(m) of the Internal Revenue Code (“Section 162(m)”) that would be determined by the post-Separation RRD HR Committee; a corporate financial metric applicable from the beginning of the year and prorated to the Distribution Date as agreed by the RRD HR Committee; and a stub-period corporate financial metric applicable from the Distribution Date through the end of the fiscal year;

•	an additional bonus would be provided to incentivize key employees, including the NEOs (other than Mr. Quinlan) regarding Separation-related costs (see “Executive Compensation—Compensation Discussion and Analysis—RRD Compensation—2016 Pre-Separation RRD Compensation Overview—RRD Separation Cost Reduction Initiative” for additional information);

•	since setting three year performance goals for each of RRD, LSC and Donnelley Financial prior to the Separation would not be meaningful, awards under the long-term incentive plan would be time vested to allow focus on the goals related to timing and execution of the Separation as well as retention of key executives through the Separation; and

•	outstanding equity incentives granted in previous years would be converted into equity in the post-Separation entities, as appropriate (see “Executive Compensation—Compensation Discussion and Analysis—RRD Compensation Program Pre-Separation—Treatment of RRD Equity and Cash Awards in Connection with the Separation” for additional information).

Consistent with prior years, compensation for the Pre-Separation NEOs was comprised of three major components: base salary, annual incentive compensation and long-term incentive compensation. In addition, the Pre-Separation NEOs were eligible to participate in benefit programs generally available to other executives within RRD and other benefits provided to certain executives. See “Executive Compensation—Compensation Discussion and Analysis—RRD Compensation Program Pre-Separation—RRD Pre-Separation Benefit Programs” for additional information.

In general, compensation levels for the Pre-Separation NEOs were targeted at the 50th percentile of peer group data, when available for a position, and by market survey data from the Willis Towers Watson 2016 CDB General Industry Executive Compensation Survey Report and Mercer’s 2016 US MDB: Executive Compensation Survey. This 50th percentile target level provided a total competitive anchor point for RRD’s executive compensation program. Actual compensation levels varied up or down from targeted levels based on Company performance, individual performance and individual experience levels.

The table below sets out the elements of the compensation program for the Pre-Separation NEOs.

Component	Description/Rationale	Determining Factors
Base Salary

•    Compensate for roles and responsibilities

•    Stable compensation element

•    Intended to be the smallest component of the overall compensation package, assuming that RRD was achieving or exceeding targeted performance levels for its incentive programs

• Level of responsibility • Individual role, responsibilities, experience and performance • Skills and future potential • Median of market and peer group data
Annual Incentive Plan

•    Annual cash bonus plan

•    Target amount of bonus is determined as a percentage of base salary

•    Reward achievement against specific, pre-set annual threshold target, corporate financial target and individual performance goals

•    No payout made unless the threshold target is achieved

•    Awards subject to a payout which ranges from 0% to 150% of target, with no payout for performance below 90% of the corporate financial target

•    Awards may be modified downward by achievement levels on individual performance goals

• Individual performance goals set for participants • Corporate financial target set at the beginning of the year
Long-Term Incentive Plan

•    Links awards to RRD performance to increase alignment with stockholders

•    Key component to attract and retain executive officers

•    Time vested awards granted in 2016 as a result of the Separation

•    Annual value intended to be a substantial component of overall compensation package

• Level of responsibility • Individual skills, experience and performance • Median of peer group and market survey data
Other Benefits

•    Basic benefits including medical, 401(k), a frozen pension plan and other broad-based plans

•    Limited supplemental benefits including supplemental retirement, insurance and deferred compensation

•    Minimal perquisites with no tax gross-ups

• Benefits determined by level of the employee in the organization

Base Salary

The RRD HR Committee provided no base salary increases to the Pre-Separation NEOs in 2016.

Annual Incentive Plan

The threshold and corporate financial targets under the AIP for 2016 were set by the RRD HR Committee at the beginning of the year following the presentation of the annual operating budget to the RRD Board of Directors. The table below sets forth a description of such targets and the individual performance goals under the AIP.

Target/Goals	Metric	Treatment in the Separation and Payout
Threshold Target	• $7 billion in consolidated RRD revenue for 2016	• No proration for the Separation • The RRD HR Committee determined attainment as of December 31, 2016 • Target was attained
Corporate Financial Target

•    Non-GAAP reported EBITDA of $867.6 million

•    Defined as net earnings attributable to RRD common stockholders adjusted for income attributable to non-controlling interests, income taxes, interest expense, investment and other income, depreciation and amortization, restructurings and impairments, acquisition-related expenses and certain other charges or credits

•    Prorated to the Distribution Date based on seasonality as determined by the RRD HR Committee

•    The RRD HR Committee determined attainment as of the Distribution Date

•    Pre-Separation attainment of $823.0 million Non-GAAP reported EBITDA

•    Payout of 12% for the first three quarters of the year or 9%

Individual Performance Goals	• Vary by individual and vary year to year depending upon key business objectives and areas of emphasis for each individual	• Awards may be modified downward by achievement levels on individual performance goals

2016 AIP targets as a percentage of base salary were 150% for Mr. Quinlan and Ms. Bettman and 100% for Mr. Coxhead.

The 2016 pre-Separation performance payout curve (which was the same curve as used in 2015) was structured as follows:

•	Payout is 0% if the threshold target is not attained;

•	Payout starts at 90% of the corporate financial target, with an AIP payout of 10%;

•	Payouts scale upward from 10% to 100%, with the corporate financial target needing to be attained for the AIP to fund at 100%; and

•	Performance at 110% of the corporate financial target would result in an AIP payout at 150%.

The RRD HR Committee has the discretionary authority to increase or decrease the amount of the AIP award of employees not designated as “covered employees” under Section 162(m) if the RRD HR Committee determined, prior to the end of the plan year, that an adjustment was appropriate to better reflect the actual performance of RRD and/or the participant. The RRD HR Committee could not increase the amount of the award payable to a person who was a “covered employee” to an amount in excess of the amount earned under the 2012 RRD Performance Incentive Plan.

The RRD HR Committee had discretionary authority to decrease the amount of any AIP award otherwise payable at any time for any person designated as an executive officer of RRD for purposes of Section 16 of the Securities Exchange Act of 1934, including after the end of the plan year. Additionally, the RRD HR Committee had discretionary authority to reduce the amount of the award otherwise payable if it determined that any participant had engaged in misconduct.

RRD Separation Cost Reduction Incentive

In early 2016, to maintain focus on the work to be done for the Separation as well as a focus on effecting the Separation in the most cost-effective manner, the RRD HR Committee implemented a spin cost reduction incentive (the “Separation Cost Reduction Incentive”) under the AIP, which granted a cash award to each of the Pre-Separation NEOs other than Mr. Quinlan, the RRD CEO (who received no bonus with respect to the Separation), in an amount equal to 1x the recipient’s then-current salary to be paid in March 2017 if the total costs incurred by RRD in connection with the Separation (excluding debt and financing costs) were equal to or less than $169 million. The RRD HR Committee determined this threshold after reviewing comparable transactions and their costs. After the Separation, the RRD HR Committee reviewed such costs and certified that the total Separation-related costs (excluding debt and financing costs) were less than the $169 million target, so that such Separation Cost Reduction Incentive cash awards became payable.

Long-Term Incentive Program

RRD’s stockholder-approved incentive plans allow for the RRD HR Committee to grant PSUs, RSUs, stock options and cash awards to any eligible employee. No stock options have been granted since 2012.

With respect to 2016 compensation decisions, the RRD HR Committee had a series of discussions regarding the most appropriate way to motivate and retain its executives while still maintaining a continued focus on producing strong operating results and effectively executing the Separation. While historically the RRD long-term incentive program had consisted of both PSUs and RSUs, the RRD HR Committee determined that given the Separation, setting three year performance-related targets for all three companies would not be meaningful. Therefore, RSUs that cliff vest after three years in the company where the executive officer is employed post-Separation were granted to all Pre-Separation NEOs at a level consistent with grants in prior years as part of overall compensation targeted at the 50th percentile of peer group data, when available for a position, and by market survey data. The RSUs do not accrue dividends on unvested units.

In addition, the stockholder-approved incentive plans permit delegation of the RRD HR Committee’s authority to grant equity to employees other than named executive officers in certain circumstances. The RRD HR Committee delegated such authority to the CEO over a small pool of equity and cash awards to key employees who are not executive officers of RRD.

Pre-Separation Compensation for Messrs. Hansen & Lane

Messrs. Hansen and Lane were not executive officers of RRD prior to the Separation, and the preceding discussion of the Pre-Separation RRD compensation program is therefore not applicable to their compensation in all cases. Following the Separation, both became executive officers of LSC.

Mr. Hansen

Mr. Hansen was hired shortly before the Distribution Date, with the plan being that following the Distribution Date, he would be LSC’s Chief Accounting Officer and Controller. Mr. Hansen’s pre-Separation compensation was comprised of base salary, annual incentive compensation and benefits. Upon hire, his base salary was set by his manager and he received a signing bonus.

Under the AIP, Mr. Hansen worked with his manager to develop his individual performance goals. The same threshold and corporate financial targets set by the RRD HR Committee pre-Separation were applicable to Mr. Hansen. Mr. Hansen’s AIP target pre-Separation was 75% of his base salary.

Mr. Lane

Mr. Lane’s pre-Separation compensation was comprised of base salary, annual incentive compensation, long-term incentive compensation and benefits. Decisions regarding Mr. Lane’s pre-Separation compensation were made by his manager. Mr. Lane’s base salary was reviewed annually with regard to his performance, responsibilities and salary levels for similar positions at RRD. Mr. Lane’s base salary was not increased in 2016 prior to the Separation. Mr. Lane is reimbursed for his monthly dues and business entertainment expenses for one country club membership.

Under the AIP, Mr. Lane worked with his manager to develop his individual performance goals. The same threshold and corporate financial targets set by the RRD HR Committee pre Separation were applicable to Mr. Lane. Mr. Lane’s AIP target pre-Separation was 100% of his base salary.

Prior to 2016, special long-term incentive cash awards were granted to certain employees of RRD, including Mr. Lane. While no such awards were granted in 2016, awards from prior years vested in 2016 and will continue to vest in 2017. In addition, a discretionary spin retention bonus was awarded to Mr. Lane payable upon completion of the Separation. Mr. Lane’s manager recommended the number of RSUs granted to him in 2016 prior to the Separation.

Treatment of RRD Equity and Cash Awards in Connection with the Separation

In connection with the Separation, outstanding RRD equity and cash awards were treated as follows:

Grant Year	Award Type	Vesting Period	Treatment in the Separation
2007-2008	Stock Options	Fully vested	Remained as RRD stock options
2009-2012		Fully vested	Converted to stock options in all 3 spin companies at agreed upon exchange rate
2013	Cash LTI	25% per year	Award will pay at vesting from company where employee lands (future employer approach)
	Cash Retention	March 2, 2017	Amended award agreements to allow unvested award to be paid in full upon termination without cause; award will pay at vesting using future employer approach
	RSUs	25% per year	Any tranches left to vest will vest in stock of all 3 companies (basket approach) at agreed upon exchange rate
2014	Cash LTI	25% per year	Award will pay at vesting using future employer approach
	Cash Retention	January 1, 2017	Award agreements amended to allow unvested award to be paid in full upon termination without cause; award will pay at vesting using future employer approach
	RSUs	25% per year	Any tranches left to vest will vest using the basket approach at agreed upon exchange rate
	PSUs	Q1 2017	Truncate and measure performance as of the Distribution Date; post-Separation will time vest using basket approach at agreed upon exchange rate
2015	Cash LTI	March 2, 2018	Award will pay using future employer approach
	RSUs	March 2, 2018	Vests using future employer approach
	PSUs	Q1 2018	Truncated and measured performance as of the Distribution Date; post-Separation will time vest using future employer approach
2016	Cash LTI	March 2, 2019	Award will pay using future employer approach
	RSUs	March 2, 2019	Vests using future employer approach

The exercise price and number of shares subject to each option were adjusted pursuant to the formula proscribed by the Separation and Distribution Agreement in order to preserve the aggregate intrinsic value (that is, the difference between the exercise price of the option and the market price of the shares for which the option may be exercised) of the converted options immediately after the Separation to be the same as the intrinsic value of the RRD options immediately prior to the Separation.

All PSU and RSU awards were converted into RSU awards of LSC, RRD and Donnelley Financial common stock, as applicable, pursuant to a formula provided by the Separation and Distribution Agreement in order to preserve the aggregate intrinsic value of the original award, as measured immediately before and immediately after the Separation.

All equity and cash awards remain subject to the same terms and conditions (including with respect to vesting) immediately following the Distribution Date as applicable to the corresponding RRD award immediately prior to the Distribution Date, except that awards that were originally RRD PSU awards remained subject to only time-based vesting for the remainder of the applicable performance period following the Distribution Date.

Following the Distribution Date, the RRD HR Committee determined the achievement level of the performance conditions on the PSUs. The achievement level for PSU awards granted in 2014 was 96% of the performance target, which equated to a 90% payout level. The achievement level for PSU awards granted in 2015 was 82.1% of the performance target and, with an organic revenue growth modifier applied, equated to a 54.1% payout level.

RRD Pre-Separation Benefit Programs

Pre-Separation RRD benefit programs were established based upon an assessment of competitive market factors and a determination of what was needed to retain high-caliber executives. RRD’s primary benefits for executives included participation in RRD’s broad-based plans at the same benefit levels as other employees. These plans included: retirement plans, savings plans, RRD’s health and dental plans and various insurance plans, including disability and life insurance.

In addition, RRD also provided certain executives, including certain of the Pre-Separation NEOs and certain of our NEOs, the following benefits:

•	Supplemental Retirement Plan: RRD provided a supplemental retirement plan to eligible executives. This supplemental retirement plan takes into account compensation above limits imposed by the tax laws and is similar to programs found at many of the companies RRD competes with for talent. This benefit is available to all highly paid RRD executives, including the Pre-Separation NEOs and certain of our NEOs. As of the Distribution Date, approximately 1,109 (active and inactive) employees are covered by this plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies and Critical Estimates—Pension” for more information.

•	Pension Plan: RRD froze its Qualified Retirement Plans (pension plans) as of December 31, 2011, therefore, generally no additional benefits will accrue under such plans or the related supplemental retirement plan.

•	Supplemental Insurance: Additional life and disability insurance was provided to enhance the value of RRD’s overall compensation program. The premium cost for these additional benefits is included as taxable income for the NEOs and there is no tax gross-up on this benefit.

•	Deferred Compensation Plan: The opportunity to defer receiving income and therefore defer taxation on that income, until either a number of years chosen by the executive or termination of employment.

•	Financial Counseling: Reimbursement of expenses for financial counseling to provide eligible executives with access to an independent financial advisor of their choice. The cost of these services, if utilized, was included as taxable income for the applicable NEO and there was no tax gross-up on this benefit.

•	Automobile Program: A monthly automobile allowance which provided eligible executives with an opportunity to use their car for both business and personal use in an efficient manner. This allowance was included as taxable income to the applicable NEO and there was no tax gross-up on this benefit.

•	RRD Airplane: Pre-Separation, RRD had a fractional ownership interest in a private plane. In 2016, there was no personal use of the plane by the NEOs. See “Executive Compensation—Summary Compensation Table” for more information.

RRD Pre-Separation Tax Deductibility Policy

The RRD HR Committee considered the deductibility of compensation for federal income tax purposes in the design of RRD’s pre-Separation programs. While RRD generally sought to maintain the deductibility of the incentive compensation paid to its executive officers, the RRD HR Committee retained the flexibility necessary to provide cash and equity compensation in line with competitive practices, its guiding principles, and the best interests of RRD stockholders even if these amounts are not fully tax deductible.

The AIP threshold target was based on consolidated revenue and established a multiplier for each Pre-Separation NEO (for the President/CEO and Chief Operating Officer, 5x base salary; and for the other Pre-Separation NEOs, 3x base salary) for tax deductibility purposes under Section 162(m) of the Internal Revenue Code. These award pools were the absolute maximum limitations on the dollar value of awards earned. The RRD HR Committee then exercised negative discretion to reduce the amount of the pre-Separation AIP award for each pre-Separation NEO and determined the actual annual cash incentive payouts, guided by its consideration of the performance of RRD against the financial threshold (for 2016, non-GAAP reported EBITDA) and individual performance objectives.

Pre-Separation Operation of the RRD Human Resources Committee

The RRD HR Committee established and monitored RRD’s overall compensation strategy to ensure that executive compensation supported the business objectives and specifically established the compensation of the CEO, other senior officers and key management employees. The RRD HR Committee did not administer the employee benefit plans, nor did it have direct jurisdiction over them, but it reviewed the employee benefit plans so as to have a better understanding of the overall compensation structure of RRD. In carrying out its responsibilities, the RRD HR Committee, with assistance from its compensation consultant, Willis Towers Watson, reviewed and determined the compensation (including salary, annual incentive, long-term incentives and other benefits) of RRD’s executive officers, including the pre-Separation NEOs. Management, including RRD’s executive officers, developed preliminary recommendations regarding compensation matters with respect to the executive officers other than the CEO for RRD HR Committee review. The RRD HR Committee then reviewed management’s preliminary recommendations and made final compensation decisions.

Pre-Separation Role of the RRD Compensation Consultant

Compensation of executive officers was overseen by the RRD HR Committee, which engaged Willis Towers Watson as its executive compensation consultant to provide objective analysis, advice and recommendations on executive officer compensation and related matters in connection with the RRD HR Committee’s decision-making process. In addition, and related to the Separation, the RRD HR Committee considered the many compensation program changes and transitions that needed to occur as a result of creating three independent public companies and requested that Willis Towers Watson conduct a special review of decisions that were made over the course of 2016 with regard to the Separation. Willis Towers Watson regularly attended RRD HR Committee meetings and reported directly to the RRD HR Committee, not to management, on matters relating to compensation for the executive officers and for directors.

Willis Towers Watson provided additional services to RRD pre-Separation not under the direction of the RRD HR Committee, which services were pre-approved by the RRD HR Committee. The RRD HR Committee reviewed the work and services provided by Willis Towers Watson and it determined that (a) such services were provided on an independent basis and (b) no conflicts of interest exist. Factors considered by the RRD HR Committee in its assessment include:

1.	Other services provided to RRD by Willis Towers Watson;

2.	Fees paid by RRD as a percentage of Willis Towers Watson’s total revenue;

3.	Willis Towers Watson’s policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide these other services;

4.	Any business or personal relationships between individual consultants involved in the engagement and RRD HR Committee members;

5.	Whether any RRD stock is owned by individual consultants involved in the engagement; and

6.	Any business or personal relationships between RRD’s executive officers and Willis Towers Watson or the individual consultants involved in the engagement.

Pre-Separation Risk Assessment

In 2016, the RRD HR Committee, with the assistance of Willis Towers Watson, reviewed and evaluated RRD’s executive and employee compensation practices and concluded, based on this review, that any risks associated with such practices are not likely to have a material adverse effect on RRD. The determination primarily took into account the balance of cash and equity payouts, the balance of annual and long-term incentives, the type of performance metrics used, incentive plan payout leverage, possibility that the plan designs could be structured in ways that might encourage gamesmanship, avoidance of uncapped rewards, multi-year vesting for equity awards, use of stock ownership requirements for senior management and the RRD HR Committee’s oversight of all executive compensation programs.

Pre-Separation Role of RRD Management

RRD management, including the CEO, developed preliminary recommendations regarding compensation matters with respect to all RRD executive officers, other than the CEO, and provided these recommendations to the RRD HR Committee, which made the final decisions, with advice from Willis Towers Watson, as appropriate. The management team was responsible for the administration of the compensation programs once RRD HR Committee decisions were finalized.

LSC Post-Separation Compensation Program

Compensation of executive officers is overseen by the LSC HR Committee. The following discussion describes the practices and policies implemented by the LSC HR Committee following the Distribution Date with respect to the NEOs’ post-Separation compensation for 2016. Other than as described below, the LSC HR Committee determined to continue the executive compensation program for the remainder of 2016 with the same elements as RRD’s executive compensation program and will establish objectives and/or elements for the program for 2017 and forward as needed. The executive compensation program at LSC is designed to strike an appropriate balance between aligning stockholder interests, rewarding its executives for strong performance, ensuring long-term success and retaining its key executive talent.

The LSC HR Committee engaged Willis Towers Watson as its executive compensation consultant to provide objective analysis, advice and recommendations on 2016 post-Separation executive officer pay in connection with the LSC HR Committee’s decision-making process.

LSC Post-Separation Compensation Philosophy

Post-Separation, the LSC HR Committee adopted the following compensation philosophy to guide its compensation decisions:

•	compensation programs should be simple, equitable and transparent;

•	the compensation program framework should support and reinforce the business strategy and encourage collaboration, as appropriate;

•	rewards policies and plans should effectively attract and retain critical industry talent by targeting total compensation and underlying pay elements at the 50th percentile of the external market; provide the opportunity to earn compensation above the 50th percentile of the market if superior performance results are achieved, also taking into account tenure and affordability;

•	external market should acknowledge that talent is likely to come from a wide spectrum of industries;

•	incentive plans should have performance linkages to financial and operational results;

•	there should be clear line-of-sight in the annual incentive plan to financial and operational objectives and incorporate a limited number of metrics;

•	equity should be recognized as a valuable resource that will be allocated based on employee level, contribution/performance and potential;

•	incentive design should consider the industry nature (cyclical dynamics, etc.) of the Company’s operations and the impact of external market conditions; and

•	perquisites and other non-performance reward elements should be limited.

LSC Post-Separation Compensation Best Practices

Consistent with its compensation philosophy, LSC has adopted the following compensation best practices:

•	the LSC HR Committee has determined that any future executive officer agreements will not include any gross-up for excise taxes;

•	overall compensation levels targeted at market survey and, where available, peer group target medians, with a range of opportunity to reward strong performance and withhold rewards when objectives are not achieved;

•	equity plans do not permit option repricing or option grants below fair market value;

•	no tax gross-ups on any supplemental benefits or perquisites;

•	policy that prohibits employees, directors and certain of their family members from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to LSC stock;

•	no payment or accrual of dividends on PSUs or RSUs;

•	limited perquisites provided to executive officers;

•	clawback policy covering all executive officers;

•	the LSC HR Committee hired Willis Towers Watson as its executive compensation consultant because of their expertise and years of experience; and

•	meaningful stock ownership requirements for senior management including executive officers to further strengthen the alignment of management and stockholder interests.

2016 Post-Separation LSC Peer Group

Willis Towers Watson assisted the LSC HR Committee in undertaking the creation of a peer group for LSC. The primary focus of this process was on industrial companies of generally similar or larger size, complexity and scope rather than companies only in LSC’s industry, since LSC is significantly larger than many of its direct competitors and the markets for talent are necessarily broader. Willis Towers Watson’s analysis looked at companies in comparable industries and of a size of revenue between  1⁄2x to 2x the size of LSC’s revenue. The LSC HR Committee, with input from the management team, suggested changes to the broad group that was presented and the LSC HR Committee finalized the companies in the group. The resulting peer group is comprised of the following 23 companies:

ACCO Brands Corporation	Albemarle Corporation	Ashland, Inc.
Avery Dennison Corporation	Bemis Company, Inc.	Cenveo, Inc.
Domtar Corporation	Essendant, Inc.	Gannett & Co.
Graphic Packaging Holding Company	KapStone Paper and Packaging Corporation	Owens-Illinois, Inc.
Packaging Corporation of America	Pitney Bowes, Inc.	PolyOne Corporation
Quad/Graphics, Inc.	Sealed Air Corporation	Silgan Holdings, Inc.
Sonoco Products Co.	Time, Inc.	Transcontinental, Inc.
W. R. Grace & Co.	West Corporation

LSC Post-Separation Compensation Decisions

The compensation philosophy and structure of the program were applied consistently to all NEOs. Total compensation was targeted at the 50th percentile of peer group data, when available for a position, and by market survey data. Any differences in compensation levels that exist among the NEOs are primarily due to differences in market practices for similar positions, the responsibility, scope and complexity of the NEO’s role at LSC, factors related to a newly hired or promoted executive officer and/or the performance of individual executives.

Base Salary

Base salaries for each executive officer were set considering:

•	each executive’s role and responsibilities at the time he or she joined LSC or the agreements were negotiated;

•	the skills and future potential of the individual with LSC; and

•	salary levels for similar positions in LSC’s market survey data and, when available for a position, peer group data.

In general, base salary is intended to be the smallest component of the overall compensation package, assuming that LSC was achieving or exceeding targeted performance levels for its incentive programs.

Following the Separation, the LSC HR Committee approved an increase to Ms. Bettman’s salary to $540,000, Mr. Coxhead’s salary to $540,000 and Mr. Lane’s salary to $400,000 to bring such NEOs into the desired competitive positioning as set forth in the compensation philosophy.

Stub Period Incentive Plan

Awards to the NEOs were based on performance against the corporate financial targets for the three-month period after the Separation (October 1, 2016 to December 31, 2016) (the “Stub Period”). Additional individual performance goals were not set for the Stub Period as the goals set under the RRD AIP were full year goals. Stub Period AIP targets for Mr. Quinlan and Ms. Bettman were 150%, for Messrs. Coxhead and Lane were 100% and for Mr. Hansen was 75% of base salary.

The corporate financial target under the AIP for the Stub Period was set by the LSC HR Committee following the presentation of projected results for such period to the LSC Board of Directors. The target for the Stub Period was non-GAAP reported EBITDA of $96 million, which is defined as net earnings attributable to

LSC common stockholders adjusted for income attributable to non-controlling interests, income taxes, interest expense, investment and other income, depreciation and amortization, restructurings and impairments, acquisition-related expenses and certain other charges or credits.

The Stub Period performance payout curve was structured as follows:

•	Payout starts at 90% of the corporate financial target, with an AIP payout of 10%;

•	Payouts scale upward from 10% to 100%, with the corporate financial target needing to be attained to fund at 100%; and

•	Performance at 110% of the corporate financial target results in an AIP payout at 150%.

The LSC HR Committee reviewed LSC’s post-Separation results and performance against the corporate financial target. As a result, and consistent with LSC’s pay for performance philosophy, the LSC HR Committee confirmed the Company did not achieve 90% of the corporate financial target so that there was no payout under the Stub Period AIP.

Long-Term Incentive Program

The LSC HR Committee determined to grant “Founders’ Awards” to the NEOs and certain other executives to align the senior executives with new stockholder interests, provide immediate incentive for long-term retention and allow participants to share in post-Separation gains in LSC value. These founder’s awards, in the form of restricted stock awards, were granted on the Distribution Date and, in order to maintain deductibility under Section 162(m), contain a performance target of non-GAAP EBITDA greater than $250 million to be met in any of the three 12-month periods beginning on the October 1, 2016 grant date. In addition to being subject to the achievement of the performance target, the restricted stock is also subject to time-based vesting and will vest  1⁄3 on each anniversary of the grant date. Both the performance-based vesting and the time-based vesting must be met for the restrictions on the restricted stock to vest. All shares are forfeited if the performance target is not met. Restricted stock awards accrue dividends which are payable only upon vesting.

LSC Post-Separation Benefit Programs

Post-Separation LSC benefit programs were established based upon an assessment of competitive market factors and a determination of what is needed to retain high-caliber executives. LSC’s primary benefits for executives include participation in LSC’s broad-based plans at the same benefit levels as other employees. These plans include: retirement plans, savings plans, LSC’s health and dental plans and various insurance plans, including disability and life insurance.

LSC also provides certain executives, including certain of the NEOs, the following benefits:

•	Supplemental Retirement Plan: LSC provides a supplemental retirement plan to eligible executives. This supplemental retirement plan takes into account compensation above limits imposed by the tax laws and is similar to programs found at many of the companies LSC competes with for talent. This benefit is available to all highly paid LSC executives, including the NEOs. Approximately 601 (active and inactive) employees are covered by this plan. Because RRD froze the Qualified Retirement Plans as of December 31, 2011, generally no additional benefits will accrue under such plans or the related supplemental retirement plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies and Critical Estimates—Pension” for more information.

•	Supplemental Insurance: Additional life and disability insurance is provided to enhance the value of LSC’s overall compensation program. The premium cost for these additional benefits is included as taxable income for certain NEOs and there is no tax gross-up on this benefit.

•	Deferred Compensation Plan: Prior to the Separation, RRD provided executives the opportunity to defer receiving income and therefore defer taxation on that income, until either a number of years chosen by the executive or termination of employment. Following the Separation, each executive’s balance in the plan, deferral elections and investment option elections followed them to their Separation company. Post-Separation, LSC’s plan is not accepting additional deferrals.

•	Financial Counseling: Reimbursement of expenses for financial counseling services to provide certain NEOs access to an independent financial advisor of their choice. The cost of these services, if utilized, is included as taxable income for the NEOs and there is no tax gross-up on this benefit.

•	Automobile Program: A monthly automobile allowance which provides eligible executives with an opportunity to use their car for both business and personal use in an efficient manner. This allowance is included as taxable income to certain NEOs and there is no tax gross-up on this benefit.

•	LSC Airplane: LSC has a fractional ownership interest in a private plane. In 2016, there was no personal use of the plane.

LSC Post-Separation Tax Deductibility Policy

The LSC HR Committee considered the deductibility of compensation for federal income tax purposes in the design of LSC’s post-Separation programs. While LSC generally seeks to maintain the deductibility of the incentive compensation paid to its executive officers, the LSC HR Committee retains the flexibility necessary to provide cash and equity compensation in line with competitive practices, its compensation philosophy, and the best interests of LSC stockholders even if these amounts are not fully tax deductible.

The founder’s awards under the long-term incentive program were based on a performance threshold for tax deductibility purposes under Section 162(m) of the Internal Revenue Code.

Post-Separation Operation of the LSC HR Committee

The LSC HR Committee establishes and monitors LSC’s overall compensation strategy to ensure that executive compensation supports the business objectives and specifically establishes the compensation of the CEO, other senior officers and key management employees. The LSC HR Committee does not administer the employee benefit plans, nor does it have direct jurisdiction over them, but does review the employee benefit plans so as to have a better understanding of the overall compensation structure of LSC. In carrying out its responsibilities, the LSC HR Committee, with assistance from its compensation consultant, Willis Towers Watson, reviews and determines the compensation (including salary, annual incentive, long-term incentives and other benefits) of LSC’s executive officers, including the NEOs. Management, including LSC’s executive officers, develops preliminary recommendations regarding compensation matters with respect to the executive officers other than the CEO for LSC HR Committee review. The LSC HR Committee then reviews management’s preliminary recommendations and makes final compensation decisions for LSC’s executive officers.

Post-Separation Role of the LSC Compensation Consultant

The LSC HR Committee retained Willis Towers Watson as of the Distribution Date as its outside compensation consultant to advise the LSC HR Committee on executive officer compensation and related matters in connection with the LSC HR Committee’s decision-making process. Willis Towers Watson regularly attends LSC HR Committee meetings and reports directly to the LSC HR Committee, not to management, on matters relating to compensation for the executive officers and for directors.

Willis Towers Watson provided additional services to LSC post-Separation not under the direction of the LSC HR Committee, which services were pre-approved by the LSC HR Committee. The LSC HR Committee reviewed the work and services proposed to be provided by Willis Towers Watson post-Separation and it determined that (a) such services were provided on an independent basis and (b) no conflicts of interest exist. Factors considered by the LSC HR Committee in its assessment include:

1.	Other services provided to LSC by Willis Towers Watson;

2.	Fees paid by LSC as a percentage of Willis Towers Watson’s total revenue;

3.	Willis Towers Watson’s policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide these other services;

4.	Any business or personal relationships between individual consultants involved in the engagement and LSC HR Committee members;

5.	Whether any LSC stock is owned by individual consultants involved in the engagement; and

6.	Any business or personal relationships between LSC’s executive officers and Willis Towers Watson or the individual consultants involved in the engagement.

Post-Separation Role of LSC Management

LSC management, including the CEO, develops preliminary recommendations regarding compensation matters with respect to all NEOs, other than the CEO, and provides these recommendations to the LSC HR Committee, which makes the final decisions, with advice from Willis Towers Watson, as appropriate. The management team is responsible for the administration of the compensation programs once LSC HR Committee decisions are finalized.

LSC Stock Ownership Guidelines

The LSC HR Committee has established stock ownership guidelines for all NEOs and certain other executives. These guidelines are designed to encourage LSC’s executives to have a meaningful equity ownership in LSC, and thereby link their interests with those of its stockholders. These stock ownership guidelines provide that, within three years of becoming an executive, each executive must own (by way of shares owned outright, shares owned through LSC’s 401(k) plan and shares of unvested restricted stock and unvested RSUs, but not including unexercised stock options or PSUs) shares of LSC common stock with a value of 5x base salary for the CEO, 3x base salary for the NEOs other than the CEO and 1x base salary for all other executives covered by the policy. In the event an executive does not achieve or make progress toward the required stock ownership level, the LSC HR Committee has the discretion to take appropriate action. As of March 1, 2017, all of the LSC NEOs had met or exceeded or have made appropriate progress toward their ownership guidelines.

Summary Compensation Tables

The Summary Compensation Table provides compensation information about our principal executive officer, principal financial officer and the three most highly compensated executive officers (other than the principal executive officer and principal financial officer) (the “NEOs”) as of December 31, 2016.

Prior to the Spin, Messrs. Quinlan and Coxhead and Ms. Bettman were pre-Separation NEOs and therefore information regarding their compensation for 2015 is included in the table below. Messrs. Hansen and Lane were not named executive officers of RRD, nor in the same position at RRD, and therefore no 2015 compensation information for them is reported in the table below. The information set forth below for Messrs. Quinlan and Coxhead and Ms. Bettman with respect to the year ended December 31, 2015 is historical RRD compensation which has been provided by, or derived from information provided by, RRD and reflects compensation earned for services rendered to RRD. The information set forth below with respect to the year ended December 31, 2016 for all NEOs includes compensation received from RRD prior to the Separation combined with compensation received from LSC following the Separation and our spin-off from RRD (the “Spin”).

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)(1)	Stock Awards ($) (e)(2)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(4)	All Other Compensation ($) (i)		Total ($) (j)
Thomas J. Quinlan III,	2016	1,200,000	—	11,149,766	—	162,000	64,820	32,763	(5)	12,609,349
President, CEO and Chairman(8)	2015	1,183,333	—	6,420,138	—	340,200	—	31,844		7,975,515

Suzanne S. Bettman, Chief Administrative Officer and General Counsel(9)	2016	509,999	725,000	1,850,252	—	72,900	30,449	31,498	(6)	3,220,098
	2015	458,333	225,000	921,488	—	141,750	—	35,502		1,782,073

Andrew B. Coxhead, Chief Financial Officer(10)	2016	378,750	458,333	1,003,351	—	48,600	8,522	0		1,897,556
	2015	325,000	133,333	355,011	—	61,425	—	0		874,769

Kent A. Hansen, Chief Accounting Officer and Controller(11)	2016	91,761	100,000	284,982	—	6,348	—	0		483,091

Richard T. Lane, Chief Strategy Officer	2016	385,000	146,643	684,379	—	36,000	30,213	12,293	(7)	1,294,528

1	The amounts shown in this column for 2016 consist of (a) deferred cash awards granted under the RRD 2012 Performance Incentive Plan (the “RRD PIP”) in March 2014, of which one-third vested on January 1, 2016 in the following amounts: $225,000 for Ms. Bettman, $133,000 for Mr. Coxhead and $71,642 for Mr. Lane; (b) a signing bonus for Mr. Hansen in the amount of $100,000; (c) Spin Cost Reduction Incentive Bonuses paid in the following amounts: Ms. Bettman, $500,000 and Mr. Coxhead, $325,000 and (d) a discretionary Spin Retention Bonus paid upon completion of the Spin to Mr. Lane in the amount of $75,000.
2	The amounts shown in this column constitute the aggregate grant date fair value of restricted stock units (“RSUs”) granted during the fiscal year under the RRD PIP and of founders’ awards in the form of restricted stock awards (the “Founders’ Awards”) granted during the 2016 fiscal year under the LSC 2016 Performance Incentive Plan (the “LSC PIP”). The amounts are valued in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). See Note 17 to the Consolidated and Combined Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating the fair value pursuant to ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See the Outstanding Equity Awards at Fiscal Year-End table beginning on page 99 of this prospectus. The NEOs were granted awards with the following grant date fair values:

Type of Award	Thomas Quinlan	Suzanne Bettman	Andrew Coxhead	Kent Hansen	Richard Lane
RRD RSUs	$6,444,766	$900,312	$355,359	—	$284,390
LSC Founders’ Awards	$4,705,000	$949,940	$647,992	$284,982	$399,989

3

The amounts shown in this column constitute payments made under RRD’s Annual Incentive Plan (the “RRD AIP”), which is a subplan of the RRD PIP. At the outset of each year, RRD’s HR Committee sets performance criteria that are used to determine whether and to what extent the NEOs will receive payments under the RRD AIP. No amounts were paid by LSC under the Stub Period AIP (as defined below). See Compensation Discussion and Analysis beginning on page 81 of this prospectus for further information on the 2016 payments.
4	The amounts shown in this column include the aggregate of the increase, if any, in actuarial values of each of the NEO’s benefits under our pension plans and supplemental pension plans.
5	This amount includes the value of the following: (a) interest of $9,133 (calculated at the prime interest rate) in the aggregate that was contributed by LSC in 2016 to Mr. Quinlan’s Supplemental Executive Retirement Plan-B account, (b) a corporate automobile allowance of $16,800, (c) supplemental life insurance premium paid by LSC of $2,290, and (d) supplemental disability insurance premium paid by LSC of $4,540. LSC does not provide a tax gross-up on these benefits.
6	This amount includes the value of the following: (a) a corporate automobile allowance of $16,800, (b) reimbursement for personal tax/financial advice of $8,640, (c) supplemental life insurance premium paid by LSC of $1,690, and (d) supplemental disability insurance premium paid by LSC of $4,368. LSC does not provide a tax gross-up on these benefits.
7	This amount consists of reimbursement by LSC for monthly dues and business entertainment expenses for Mr. Lane’s individual country club membership.
8	Mr. Quinlan served as President and Chief Executive Officer of RRD until September 30, 2016 and assumed the responsibilities of President, Chief Executive Officer and Chairman of LSC at the time of the Spin.
9	Ms. Bettman served as Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer of RRD until September 30, 2016 and assumed the responsibilities of Chief Administrative Officer and General Counsel of LSC at the time of the Spin.
10	Mr. Coxhead served as Senior Vice President, Chief Accounting Officer of RRD until September 30, 2016 and assumed the responsibilities of Chief Financial Officer of LSC at the time of the Spin.
11	Mr. Hansen was hired on September 6, 2016 and assumed the responsibilities of Chief Accounting Officer and Controller of LSC at the time of the Spin.

Grants of Plan-Based Awards

The table below presents additional information regarding awards granted during the year ended December 31, 2016 under RRD’s and LSC’s performance incentive plans, including (i) the threshold, target and maximum level of annual cash incentive awards for the NEOs for performance during 2016, as established by RRD’s Human Resources Committee in February 2016 under the RRD AIP and as established by LSC’s Human Resources Committee in October 2016 under the LSC Annual Incentive Plan for the post-Spin period (the “Stub Period AIP”), (ii) the Founders’ Awards granted in October 2016 under the LSC PIP and (iii) restricted stock unit awards (“RSUs”) granted in February 2016 under the RRD PIP. See “—Compensation Discussion and Analysis—Treatment of RRD Equity and Cash Awards in Connection with the Separation” beginning on page 87 of this prospectus for a more detailed discussion of the impact on certain of the awards discussed in the following table.

Grants of Plan-Based Awards Table

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards(1)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)(2)	Grant Date Fair Value of Stock and Option Awards ($)(l)(3)
		Threshold ($) (c)		Target ($) (d)		Maximum ($) (e)		Target (#) (g)
Thomas Quinlan	—	135,000	(4)	1,350,000	(4)	2,025,000	(4)	—	—	—
	—	45,000	(5)	450,000	(5)	675,000	(5)	—	—	—
	2/29/16	—		—		—		—	251,876	6,444,766
	10/1/16	—		—		—		179,148	—	4,705,000

Suzanne Bettman	—	60,750	(4)	607,500	(4)	911,250	(4)	—	—	—
	—	20,250	(5)	202,500	(5)	303,750	(5)	—	—	—
	2/29/16	—		—		—		—	35,186	900,312
	10/1/16	—		—		—		36,170	—	949,940

Andrew Coxhead	—	40,500	(4)	405,000	(4)	607,500	(4)	—	—	—
	—	13,500	(5)	135,000	(5)	202,500	(5)	—	—	—
	2/29/16	—		—		—		—	13,888	355,359
	10/1/16	—		—		—		24,673	—	647,992

Kent Hansen	10/1/16	28,500	(5)	285,000	(5)	427,500	(5)	—	—	—
	—	—		—		—		10,851	—	284,982

Richard Lane	—	30,000	(4)	300,000	(4)	450,000	(4)	—	—	—
	—	10,000	(5)	100,000	(5)	150,000	(5)	—	—	—
	2/29/16	—		—		—		—	11,114	284,390
	10/1/16	—		—		—		15,230	—	399,989

1	Consists of Founders’ Awards which are earned for achieving a specified non-GAAP EBITDA target for any one of the three years in the three year period beginning October 1, 2016 and ending September 30, 2019. The Founders’ Awards are also subject to time-based vesting and will vest 1⁄3 on each anniversary of the grant date. Both the performance-based vesting and the time-based vesting must be met for the Founders’ Awards to vest. See Compensation Discussion and Analysis beginning on page 81 for further information on the Founders’ Awards and Potential Payments Upon Termination or Change in Control beginning on page 103 of this prospectus.
2	Consists of restricted stock units originally awarded under the RRD PIP and converted into LSC RSUs in connection with the Spin. Each RSU is equivalent to one share of Company common stock. The original, pre-Spin number of RRD RSUs awarded to each NEO prior to conversion to LSC RSUs in connection with the Spin are as follows: Mr. Quinlan, 500,370; Ms. Bettman, 69,900; Mr. Coxhead, 27,590 and Mr. Lane, 22,080. The awards vest in full on the third anniversary of the grant date. See Potential Payments Upon Termination or Change in Control beginning on page 103 of this prospectus.
3	Grant date fair value with respect to the Founders’ Awards and the RSUs is determined in accordance with ASC Topic 718. See Note 17 to the Consolidated and Combined Financial Statements included in the LSC Annual Report on Form 10-K for the year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating the fair value pursuant to ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See Outstanding Equity Awards at Fiscal Year-End beginning on page 99 of this prospectus for further information on these awards.

4	Consists of potential payouts under the RRD AIP pro rated for the pre-Spin period beginning on January 1, 2016 and ending on September 30, 2016, calculated based on the NEO’s salary as of December 31, 2016 and AIP target as of the date of the Spin. The amount actually earned by each NEO is reported as Non-Equity Incentive Plan Compensation under the Summary Compensation Table.
5	Consists of potential payouts under the Stub AIP for post-Spin performance for the period beginning on October 1, 2016 and ending on December 31, 2016, calculated based on the NEO’s salary as of December 31, 2016 and AIP target as of the date of the Spin. The amount actually earned by each NEO is reported as Non-Equity Incentive Plan Compensation under the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

The table below shows (i) each grant of stock options of LSC that are unexercised and outstanding and (ii) the aggregate number of unvested LSC restricted stock units and shares of unvested LSC restricted stock outstanding for the NEOs as of December 30, 2016 (the last trading day of the year). See “—Compensation Discussion and Analysis—Treatment of RRD Equity and Cash Awards in Connection with the Separation” beginning on page 87 of this prospectus for a discussion of the impact of the Spin on the awards discussed in the following table.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(#)(b)	(#)(c)	(e)	(f)	(g)(1)	(h)(2)	(i)(3)	(j)(4)
Thomas Quinlan(5)	44,500	—	26.29	3/1/2022	—	—	—	—
	25,500	—	36.99	2/27/2021	—	—	—	—
	37,500	—	39.52	2/25/2020	—	—	—	—
	118,750	—	14.09	3/1/2019	—	—	—	—
					421,340	12,505,371
							179,148	5,317,112

Suzanne Bettman	—	—	—	—	60,517	1,796,145	36,170	1,073,525

Andrew Coxhead	—	—	—	—	23,679	702,793	24,673	732,294

Kent Hansen	—	—	—	—	—	—	10,851	322,057

Richard Lane	—	—	—	—	21,608	641,325	15,230	452,026

Note: Multiple awards have been aggregated where the expiration date and the exercise price of the instruments are identical.

1	The following table provides information with respect to the vesting of each NEO’s outstanding unvested LSC RSUs over shares of LSC common stock that are set forth in the above table. Also includes performance share units (“PSUs”) granted by RRD for which performance through September 30, 2016 was certified by the RRD HR Committee and converted to LSC RSUs subject to time-based vesting in connection with the Spin.

Vesting Date	Thomas Quinlan	Suzanne Bettman	Andrew Coxhead	Kent Hansen	Richard Lane
3/2/2017*	15,000	3,155	1,249	—	1,820
12/31/2017**	52,253	7,500	2,889	—	1,229
3/2/2018***	102,211	14,676	5,653	—	7,445
3/2/2019	251,876	35,186	13,888	—	11,114

*	NEOs also received the following number of RRD and DFS RSUs, respectively, in connection with the equity conversions in the Spin that vested on March 2, 2017: Mr. Quinlan, 40,000 and 15,000; Ms. Bettman, 8,416 and 3,155; Mr. Coxhead, 3,333 and 1,249 and Mr. Lane, 4,856, and 1,820.
**	Represents PSUs granted by RRD in 2015 for which performance through September 30, 2016 was certified by the RRD HR Committee (with performance achievement of 54.1% of target) and converted to LSC RSUs subject to time-based vesting on December 31, 2017.
***	NEOs also received the following number of RRD and DFS RSUs, respectively, in connection with the equity conversions in the Spin that will vest on March 2, 2018: Mr. Quinlan, 15,000 and 5,625; Ms. Bettman, 2,167 and 813; Mr. Coxhead, 833 and 313; and Mr. Lane, 1,671 and 627.
2	Assumes a closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).
3	Consists of Founders’ Awards which are earned for achieving a specified non-GAAP EBITDA target for any one of the three years in the three year period beginning October 1, 2016 and ending September 30, 2019. The Founders’ Awards are also subject to time-based vesting and will vest 1⁄3 on each anniversary of the grant date. Both the performance-based vesting and the time-based vesting must be met for the Founders’ Awards to vest.
4	Assumes target performance achievement (100% payout of the Founders’ Awards) and a closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).
5	Mr. Quinlan was previously granted RRD stock options that were adjusted and remained as options to purchase shares of RRD common stock as follows: (a) 254,460 shares underlying exercisable options at an exercise price of $52.05 and an option expiration date of February 28, 2018; and (b) 160,193 shares underlying exercisable options at an exercise price of $58.79 and an option expiration date of March 21, 2017.

Option Exercises and Stock Vested

The following table shows information regarding the value of options exercised and restricted stock, restricted stock units and performance share units vested during the year ended December 31, 2016. See “—Compensation Discussion and Analysis—Treatment of RRD Equity and Cash Awards in Connection with the Separation” beginning on page 87 of this prospectus for a discussion of the impact of the Spin on certain of the awards discussed in the following table.

Option Exercises and Stock Vested Table

		Option Awards		Stock Awards
Name		Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
(a)	Stock	(b)	(c)	(d)		(e)
Thomas Quinlan	RRD	N/A	N/A	142,750	(1)	2,218,335	(3)
	LSC	N/A	N/A	20,250	(2)	601,020	(4)

Suzanne Bettman	RRD	N/A	N/A	35,250	(1)	547,785	(3)
	LSC	N/A	N/A	2,925	(2)	86,814	(4)

Andrew Coxhead	RRD	N/A	N/A	16,250	(1)	252,525	(3)
	LSC	N/A	N/A	1,125	(2)	33,390	(4)

Kent Hansen	—	N/A	N/A	—		—

Richard Lane	RRD	N/A	N/A	19,569	(1)	304,102	(3)

1	Consists of shares of RRD common stock resulting from the vesting of RSUs on March 2, 2016 granted under the RRD equity plans prior to the Spin. Conversion of such RRD shares in connection with the Spin resulted in ownership of the following number of shares of common stock of LSC and DFS, respectively: Mr. Quinlan, 15,000 and 15,000; Ms. Bettman, 3,155 and 3,155; Mr. Coxhead, 1,249 and 1,249 and Mr. Lane, 1,820 and 1,820.

2	Consists of shares of LSC common stock resulting from the vesting of LSC RSUs that were issued to the NEOs in connection with the conversion of PSUs granted by RRD in 2014 (for which performance through September 30, 2016 was certified by the RRD HR Committee, with performance achievement of 90% of target) and converted to LSC RSUs subject to time-based vesting at the time of the Spin. The conversion of the 2014 RRD PSUs in connection with the Spin also resulted in the following number of RRD and DFS RSUs, respectively, that vested on December 31, 2016 for the following NEOs: Mr. Quinlan, 54,000 and 20,250; Ms. Bettman, 7,799 and 2,925; and Mr. Coxhead, 3,000 and 1,125.
3	Value realized on vesting of RRD RSUs is the fair market value on the date of vesting, based on the closing price of RRD common stock as reported by the NASDAQ Stock Market (RRD was a NASDAQ-listed company on the date of vesting), which was $15.54 on March 2, 2016.
4	Value realized on vesting of LSC RSUs is the fair market value on the date of vesting, based on the closing price of LSC common stock as reported by the New York Stock Exchange. For LSC RSUs resulting from the conversion of 2014 RRD PSUs, reflects a price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year). The actual future value to be realized may differ from the amount shown based on the closing price of LSC common stock on the date the shares are actually delivered.

Pension Benefits

Generally, effective December 31, 2011, RRD froze benefit accruals under all of its then existing federal income tax qualified U.S. defined benefit pension plans (collectively referred to as the “RRD Qualified Retirement Plans”) that were still open to accruals. Therefore, beginning January 1, 2012, participants generally ceased earning additional benefits under the RRD Qualified Retirement Plans. Thereafter, the RRD Qualified Retirement Plans were merged into one RRD Qualified Retirement Plan and generally no new participants entered this plan. Before the RRD Qualified Retirement Plans were frozen, accrual rates varied based on age and service. Accruals for the plans were calculated using compensation that generally included salary and annual cash bonus awards. The amount of annual earnings that may be considered in calculating benefits under a qualified pension plan is limited by law.

Defined benefit pension plans for LSC employees (collectively referred to as the “LSC Qualified Retirement Plans”) created to be substantially similar to those provided pre-Spin by RRD (including with respect to being frozen for future benefit accruals) were adopted in connection with the Spin. The assets and liabilities of LSC-allocated employees and certain former employees and retirees were transferred to, and assumed by, such LSC Qualified Retirement Plans. The LSC Qualified Retirement Plans are funded entirely by LSC with contributions made to a trust fund from which the benefits of participants are paid.

The U.S. Internal Revenue Code places limitations on pensions that can be accrued under tax qualified plans. Prior to being frozen, to the extent an employee’s pension would have accrued under a qualified retirement plan if it were not for such limitations, the additional benefits were accrued under an unfunded supplemental pension plan by RRD prior to the Spin (the “RRD SERP”) and following the Spin by LSC in an unfunded supplemental pension plan (the “LSC SERP”). The assets and liabilities of the RRD SERP related to LSC-allocated employees and certain former employees and retirees were transferred at the Spin to the LSC SERP. Prior to a change of control, the LSC SERP is unfunded and provides for payments to be made out of LSC’s general assets. Generally, no additional benefits will accrue under the LSC Qualified Retirement Plans or the related LSC SERP.

Some participants, including those that have a cash balance or pension equity benefit, can elect to receive either a life annuity or a lump sum amount upon termination. Other participants will receive their plan benefit in the form of a life annuity. Under a life annuity benefit, benefits are paid monthly after retirement for the life of the participant or, if the participant is married or chooses an optional benefit form, generally in a reduced amount for the lives of the participant and surviving spouse or other named survivor.

See Note 14 to the Consolidated and Combined Financial Statements included in the LSC Annual Report on Form 10-K for the year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating the present value of the current accrued benefit under the LSC Qualified Retirement Plan and the LSC SERP set forth in the table below.

Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)(1)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Thomas Quinlan	Pension Plan	11	95,521	—
	SERP	11	669,327	—

Suzanne Bettman	Pension Plan	7	107,165	—
	SERP	7	258,031	—

Andrew Coxhead	Pension Plan	16	131,620	—
	SERP	16	50,669	—

Kent Hansen(2)	Pension Plan	—	—	—
	SERP	—	—	—

Richard Lane	Pension Plan	12	263,891	—
	SERP	12	197,878	—

1	The number of years of credited service was frozen effective December 31, 2011 when benefit accruals were frozen.
2	Mr. Hansen was hired after the RRD Qualified Retirement Plan was frozen, so he is not a participant in the LSC Qualified Retirement Plan or the LSC SERP and has no benefits thereunder.

Nonqualified Deferred Compensation

Pursuant to RRD’s Deferred Compensation Plan, participants were able to defer up to 50% of base salary and 90% of annual incentive bonus payments. Deferred amounts are credited with earnings or losses based on the rate of return of mutual funds selected by the executive, which the executive could change at any time. RRD did not make contributions to participants’ accounts under the RRD Deferred Compensation Plan in 2016.

In connection with the Spin, LSC created the LSC Deferred Compensation Plan which is substantially similar to the RRD Deferred Compensation Plan and the assets and liabilities of LSC-allocated employees and certain former employees and retirees were transferred to, and assumed by, the LSC Deferred Compensation Plan. Participants’ elections continued through the end of the 2016 calendar year. LSC determined not to offer eligible employees the opportunity to make deferrals for 2017 and will determine, in its discretion, whether to offer eligible employees the opportunity to make deferrals in later years. LSC did not make any contributions to participants’ accounts under the LSC Deferred Compensation Plan in 2016.

Distributions generally are paid in a lump sum distribution on the latter of the first day of the year following the year in which the NEO’s employment with LSC terminates or the six-month anniversary of such termination unless the participant elects that a distribution be made three years after a deferral under certain circumstances.

RRD’s Supplemental Retirement Plan-B (the “SERP-B”) was transferred to LSC in connection with the Separation.

Under the SERP-B, participants could defer a portion of their regular earnings substantially equal to the difference between the amount that, in the absence of legislation limiting additions to the company’s savings plan, would have been allocated to an employee’s account as before-tax and matching contributions, minus the deferral amount actually allocated under the savings plan. Deferred amounts earn interest at the prime rate and such interest and distributions are paid in a lump sum upon the six-month anniversary of the termination of the participant’s employment. The SERP-B was frozen in 2004 and no additional amounts may be contributed by NEOs.

The table below shows (i) the contributions made by each of the NEOs during the year ended December 31, 2016, (ii) aggregate earnings on each of the NEO’s account balance during the year ended December 31, 2016 and (iii) the account balance of each NEO as of December 31, 2016. The table also presents amounts deferred under the SERP-B).

Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)(1)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Thomas Quinlan
Deferred Compensation Plan	0	—	—	—	0
Supplemental Executive Retirement Plan-B	—	—	9,133	—	270,084

Andrew Coxhead
Deferred Compensation Plan	0	—	—	—	0

Suzanne Bettman
Deferred Compensation Plan	0	—	177,448	—	1,362,038

Kent Hansen
Deferred Compensation Plan	—	—	—	—	—

Richard Lane
Deferred Compensation Plan	0	—	10,271	—	438,606

1	Amounts in this column with respect to the Deferred Compensation Plan are not included in the Summary Compensation Table. Amounts in this column with respect to the SERP-B consist of contributed interest calculated at the prime interest rate on the NEO’s account balance and are included in the Summary Compensation Table.

Potential Payments upon Termination or Change in Control

This section describes the payments that would have been received by the NEOs upon termination of employment at December 31, 2016. The amount of these payments would have depended upon the circumstances of termination, which include termination by LSC without Cause, termination by the employee for Good Reason, other voluntary termination by the employee, death, disability, or termination following a Change in Control of LSC (each as defined in the applicable employment agreement). The information in this section is based upon the employment arrangements as in effect as of December 31, 2016. This information is presented to illustrate the payments the NEOs would have received from LSC under the various termination scenarios. A description of the terms with respect to each of these types of terminations follows.

Termination other than After a Change in Control

The employment agreement for each NEO provides for payments of certain benefits, as described below, upon termination of employment. The NEO’s rights upon a termination of employment depend upon the circumstances of termination. Central to an understanding of the rights of each NEO under the employment agreements is an understanding of the definitions of ‘Cause’ and ‘Good Reason’ that are used in those agreements. For purposes of the employment agreements:

•	LSC has Cause to terminate the NEO if the NEO has engaged in any of a list of specified activities, including refusing to substantially perform duties consistent with the scope and nature of his or her position or refusal or failure to attempt in good faith to follow the written direction of applicable executives or the LSC Board of Directors, as applicable, committing an act materially injurious (monetarily or otherwise) to LSC or LSC’s subsidiaries, commission of a felony or other actions specified in the definition. Mr. Lane’s employment agreement does not contain a definition of Cause.

•	Mr. Quinlan and Ms. Bettman are said to have Good Reason to terminate employment (and thereby gain access to the benefits described below) if LSC assigns the NEO duties that represent a material diminution of his or her duties or responsibilities, reduce the NEO’s compensation, generally require that the NEO’s principal office be located other than in or around Chicago, Illinois (for Ms. Bettman) or New York, New York (for Mr. Quinlan), or materially breach the employment agreement. Messrs. Coxhead’s, Hansen’s and Lane’s employment agreements do not provide for rights upon termination for Good Reason.

The employment agreements for the NEOs require, as a precondition to the receipt of these payments, that the NEO sign a standard form of release in which he or she waives all claims that he or she might have against LSC and certain associated individuals and entities. The employment agreements also include non-compete and non-solicit provisions that would apply for a period of one to two years, as set forth in such NEO’s agreement, following the NEO’s termination of employment.

Termination after a Change in Control

Mr. Quinlan and Ms. Bettman are entitled to certain tax gross-ups upon a termination after a Change in Control of LSC. Messrs. Coxhead, Hansen and Lane are not entitled to tax gross-ups upon a termination after a Change in Control of LSC.

As with the severance provisions described above, the rights to which the NEOs are entitled under the Change in Control provisions upon a termination of employment are dependent on the circumstances of the termination. The definitions of Cause and Good Reason are the same in this termination scenario as in a termination other than after a Change in Control.

Potential Payment Obligations Under Employment Agreements upon Termination of Employment of NEO or upon a Change in Control

The following tables set forth LSC’s payment obligations under the employment agreements under the circumstances specified upon a termination of the employment of the NEOs or upon a Change in Control, assuming such termination occurred on December 31, 2016. The tables do not include payments or benefits that do not discriminate in scope, terms or operation in favor of the NEOs and are generally available to all salaried employees, or pension or deferred compensation payments that are discussed in “Executive Compensation—Pension Benefits” and “Executive Compensation—Nonqualified Deferred Compensation”.

Unless otherwise noted, the descriptions of the payments below are applicable to all of the tables relating to potential payments upon termination, termination after a Change in Control or after a Change in Control.

Disability or Death—All NEOs (other than Mr. Hansen, who was hired after the RRD pension plan was frozen) are entitled to pension benefits upon death or disability according to the terms of the pension plan. Mr. Quinlan’s and Ms. Bettman’s employment agreements provide that in the event of disability or death, in addition to payments under LSC’s disability benefits plan or life insurance program, as applicable and each as available to all salaried employees, such NEOs are entitled to benefits paid under a supplemental disability insurance policy or supplemental life insurance policy, as applicable, maintained by LSC for the NEO’s benefit. Pursuant to the terms of the RRD AIP (which terms governed both pre and post-Spin), each NEO is also entitled to his or her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid and as available to all salaried employees who participate in the plan. Additionally, all unvested equity awards held by each NEO will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

Equity Acceleration—Pursuant to the terms of their employment agreements, Mr. Quinlan and Ms. Bettman are entitled to immediate vesting of all outstanding equity awards in the event of any termination initiated by the NEO for Good Reason or termination initiated by LSC without Cause. Each NEO is generally entitled to immediate vesting of all outstanding equity awards upon a Change in Control (as defined in the applicable performance incentive plan) under the terms of such performance incentive plan, and may be entitled to a gross up payment, as described below. For all NEOs, all unvested equity awards are forfeited in the event of resignation other than for Good Reason or termination with Cause. Treatment of equity upon death or disability is discussed in Disability or Death above.

Value of accelerated RSUs and PSUs is the fair market value on the date of termination. Value of accelerated options is determined by subtracting the exercise price from the fair market value on the date of termination. For purposes of the following tables, fair market value is the closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).

Health Care Benefits—Mr. Quinlan and Ms. Bettman’s employment agreements generally provide that, after resignation for Good Reason or termination without Cause, LSC will continue providing medical, dental, and vision coverage to the NEO that the NEO was eligible to receive immediately prior to such termination until the end date of an enumerated period following the NEO’s date of termination. For Mr. Quinlan, this period is 24 months after such resignation or termination before a Change in Control of LSC, and the last day of the second calendar year following the calendar year in which such termination occurs after a Change in Control. For Ms. Bettman, this period is 18 months after such resignation or termination (either before or after a Change in Control). Messrs. Coxhead’s and Lane’s employment agreements provide for group health plan continuation of coverage for 18 months subsidized to the active employee’s rates for the first 12 months after termination. Mr. Hansen’s employment agreement does not provide for continuation of medical coverage following termination of employment. In the event of resignation other than for Good Reason or termination with Cause, the NEO is entitled to the same benefits as all other employees would be entitled to after termination. Benefits payable upon disability or death are described in Disability or Death above.

280G Tax Gross-Up—Upon a Change in Control of LSC, an NEO may be subject to certain excise taxes under Section 4999 of the Internal Revenue Code with respect to payments that are treated as excess parachute payments under Section 280G. LSC has agreed to reimburse Mr. Quinlan and Ms. Bettman for all excise taxes that are imposed on the NEO under Section 4999 and any income and excise taxes that are payable by the NEO as a result of any reimbursements for such excise taxes. In the event, however, it is determined that the NEO is entitled to a reimbursement payment for such excise taxes, but that the Change in Control payments would not be subject to the excise tax if such payments were reduced by an amount that is less than 10% of the portion of the payments that would be treated as excess parachute payments under Section 280G, then the amounts payable to the NEO as Change in Control payments will be reduced to the maximum amount that could be paid to the NEO without giving rise to the excise tax.

The following tables assume that termination or any Change in Control took place on December 31, 2016.

Mr. Quinlan, LSC’s president and chief executive officer, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)		Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash Severance:
Base Salary	2,400,000	(1)	0	3,600,000	(2)	0		—	(3)	—
Bonus	3,600,000	(1)	0	5,475,000	(2)	0		—	(4)	—	(4)

Equity:(5)
Restricted Stock Units	12,505,371		0	12,505,371	(6)	12,505,371	(6)	12,505,371	(7)	12,505,371	(7)
Restricted Stock	5,317,112		0	5,317,112	(6)	5,317,112	(6)	5,317,112	(7)	5,317,112	(7)

Benefits and Perquisites:(8)
Post-Termination Health Care	28,230		0	28,230		0		—		—
Supplemental Life Insurance	4,580		0	4,580		0		—		2,000,000	(9)
Supplemental Disability Insurance	9,080		0	9,080		0		2,010,006	(10)	—
Financial Planning	24,000		0	24,000		0		—		—
Car Allowance	33,600		0	33,600		0		—		—
280G Tax Gross Up	—		—	0	(11)	0	(11)	—		—
Total:	23,921,973		0	26,996,973		17,822,483		19,832,489		19,822,483

1	Mr. Quinlan is entitled to 2x base salary and 2x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period. Mr. Quinlan would have been entitled to his annual bonus on December 31 pursuant to the terms of the plan under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll as of December 31, the same terms generally available to all salaried employees who participate in the plan), which is not reflected in this table.
2	Pursuant to the terms of his employment agreement, Mr. Quinlan is also entitled to his pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2016, Mr. Quinlan would have been entitled to this bonus pursuant to the terms of the plan under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll as of December 31) which are the same terms generally available to all salaried employees who participate in the plan. Mr. Quinlan is entitled to 3x base salary and 3x annual bonus as if all targets and objectives had been met, paid over the applicable severance period, which are reflected in this table. Also included as bonus is a $75,000 lump sum payment to which Mr. Quinlan is entitled pursuant to the terms of his employment agreement.
3	Mr. Quinlan is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
4	Mr. Quinlan is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid, which are the same terms generally available to all salaried employees who participate in the plan.
5	Assumes the closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).
6	All unvested LSC equity awards held by Mr. Quinlan will vest immediately upon a Change in Control (as defined in the LSC PIP) under the terms of the LSC PIP.
7	All unvested LSC equity awards held by Mr. Quinlan will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

8	Except as disclosed, Mr. Quinlan receives the same benefits that are generally available to all salaried employees upon disability or death.
9	Represents benefits payable under a supplemental life insurance policy maintained by LSC for the benefit of Mr. Quinlan in excess of the amount generally available to all salaried employees.
10	Represents benefits payable under a supplemental disability insurance policy maintained by LSC for the benefit of Mr. Quinlan in excess of the amount generally available to all salaried employees.
11	Under this scenario, the payments made to Mr. Quinlan are not subject to the excise tax and no gross up is necessary.

Ms. Bettman, LSC’s chief administrative officer and general counsel, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)		Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash Severance:
Base Salary	810,000	(1)	0	810,000	(1)	0		—	(2)	—
Bonus	1,215,000	(1)	0	1,215,000	(1)	0		—	(3)	—	(3)
Deferred Cash	900,000	(4)	0	900,000	(4)	900,000	(5)	872,279	(6)	872,279	(6)

Equity:(7)
Restricted Stock Units	1,796,145		0	1,796,145	(8)	1,796,145	(8)	1,796,145	(9)	1,796,145	(9)
Restricted Stock	1,073,525		0	1,073,525	(8)	1,073,525	(8)	1,073,525	(9)	1,073,525	(9)

Benefits and Perquisites:(10)
Post-Termination Health Care	2,286		0	2,286		0		—		—
Supplemental Life Insurance	2,535		0	2,535		0		—		2,000,000	(11)
Supplemental Disability Insurance	6,552		0	6,552		0		2,250,000	(12)	—
Financial Planning	18,000		0	18,000		0		—		—
Car Allowance	25,200		0	25,200		0		—		—
280G Tax Gross Up	—		—	0	(13)	0	(13)	—		—
Total:	5,849,243		0	5,849,243		3,769,670		5,991,949		5,741,949

1	Ms. Bettman is entitled to 1.5x base salary and 1.5x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period, which are reflected in this table. Ms. Bettman would have been entitled to her annual bonus on December 31 pursuant to the terms of the plan under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll as of December 31, the same terms generally available to all salaried employees who participate in the plan), which is not reflected in this table.
2	Ms. Bettman is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Ms. Bettman is entitled to her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid, which are the same terms generally available to all salaried employees who participate in the plan.
4	The unvested value of a cash retention award (the “2013 Cash Retention Award”), awarded in March 2013 and vesting on the fourth anniversary of the grant date, and the unvested portion of a cash incentive award (the “2014 Cash Retention Award”), awarded in March 2014 and vesting in three equal installments on January 1, 2015, 2016 and 2017, would each vest and become payable in full upon termination without Cause pursuant to the terms of an amendment to the award agreements. LSC assumed Ms. Bettman’s 2013 Cash Retention Award and 2014 Cash Retention Award pursuant to the Separation and Distribution Agreement.
5	Assuming a Change in Control of LSC on December 31, 2016, the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would become payable pursuant to the terms of the award agreements.

6	A pro-rated portion of the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award agreement.
7	Assumes a closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).
8	All unvested LSC equity awards held by Ms. Bettman will vest immediately upon a Change in Control (as defined in the LSC PIP) under the terms of the LSC PIP.
9	All unvested LSC equity awards held by Ms. Bettman will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
10	Except as disclosed, Ms. Bettman receives the same benefits that are generally available to all salaried employees upon death or disability.
11	Represents benefits payable under a supplemental life insurance policy maintained by LSC for the benefit of Ms. Bettman in excess of the amount generally available to all salaried employees.
12	Represents benefits payable under a supplemental disability insurance policy maintained by LSC for the benefit of Ms. Bettman in excess of the amount generally available to all salaried employees.
13	Under this scenario, the payments made to Ms. Bettman are not subject to the excise tax and no gross up is necessary.

Mr. Coxhead, LSC’s chief financial officer, would be entitled to the following:

	Termination Without Cause ($)		Termination With Cause ($)	Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash Severance:
Base Salary	540,000	(1)	0	540,000	(1)	0		—	(2)	—
Bonus	540,000	(1)	0	540,000	(1)	0		—	(3)	—	(3)
Deferred Cash	533,000	(4)	0	533,000	(4)	533,000	(5)	516,906	(6)	516,906	(6)

Equity:(7)
Restricted Stock Units	0		0	702,793	(8)	702,793	(8)	702,793	(9)	702,793	(9)
Restricted Stock	—	(10)	0	732,294	(8)	732,294	(8)	732,294	(9)	732,294	(9)

Benefits and Perquisites:(10)
Post-Termination Health Care	5,618		0	5,618		0		—		—
Total:	1,618,618		0	3,053,705		1,968,087		1,951,993		1,951,993

1	Mr. Coxhead is entitled to 1x base salary and 1x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period. Mr. Coxhead would have been entitled to his annual bonus on December 31 pursuant to the terms of the plan under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll as of December 31, the same terms generally available to all salaried employees who participate in the plan), which is not reflected in this table.
2	Mr. Coxhead is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Mr. Coxhead is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid, which are the same terms generally available to all salaried employees who participate in the plan.
4	The unvested value of a cash retention award (the “2013 Cash Retention Award”), awarded in March 2013 and vesting on the fourth anniversary of the grant date, and the unvested portion of a cash incentive award (the “2014 Cash Retention Award”), awarded in March 2014 and vesting in three equal installments on January 1, 2015, 2016 and 2017, would each vest and become payable in full upon termination without Cause pursuant to the terms of an amendment to the award agreements. LSC assumed Mr. Coxhead’s 2013 Cash Retention Award and 2014 Cash Retention Award pursuant to the Separation and Distribution Agreement.
5	Assuming a Change in Control of LSC on December 31, 2016, the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would become payable pursuant to the terms of the award agreements.

6	A pro-rated portion of the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award agreement.
7	Assumes a closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).
8	All unvested LSC equity awards held by Mr. Coxhead will vest immediately upon a Change in Control (as defined in the LSC PIP) under the terms of the LSC PIP.
9	All unvested LSC equity awards held by Mr. Coxhead will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
10	Except as disclosed, Mr. Coxhead receives the same benefits that are generally available to all salaried employees upon death or disability.

Mr. Hansen, LSC’s chief accounting officer and controller, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)		Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash Severance:
Base Salary	285,000	(1)	0	285,000	(1)	0		—	(2)	—
Bonus	213,750	(1)	0	213,750	(1)	0		—	(3)	—	(3)

Equity:(4)
Restricted Stock	0		0	322,057	(5)	322,057	(5)	322,057	(6)	322,057	(6)

Benefits and Perquisites:(7)	—		—	—		—		—		—
Total:	498,750		0	820,807		322,057		322,057		322,057

1	Mr. Hansen is entitled to 1x base salary and 1x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period. Mr. Hansen would have been entitled to his annual bonus on December 31 pursuant to the terms of the plan under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll as of December 31, the same terms generally available to all salaried employees who participate in the plan), which is not reflected in this table.
2	Mr. Hansen is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Mr. Hansen is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid, which are the same terms generally available to all salaried employees who participate in the plan.
4	Assumes a closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).
5	All unvested amounts under the Founders’ Award will vest immediately upon a Change in Control (as defined in the LSC PIP) under the terms of the LSC PIP.
6	Upon death or disability, 100% of the Founders’ Award will vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the date of death or disability.
7	Except as disclosed, Mr. Hansen receives the same benefits that are generally available to all salaried employees upon death or disability.

Mr. Lane, LSC’s chief strategy officer, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)		Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash Severance:
Base Salary	600,000	(1)	0	600,000	(1)	0		—	(2)	—
Bonus	600,000	(1)	0	600,000	(1)	0		—	(3)	—	(3)
Deferred Cash	375,000	(4)	0	375,000	(4)	375,000	(5)	362,680	(6)	362,680	(6)

Equity:
Restricted Stock Units(7)	0		0	641,325	(8)	641,325	(8)	641,325	(9)	641,325	(9)
Restricted Stock(7)	0		0	452,026	(8)	452,026	(8)	452,026	(9)	452,026	(9)

Benefits and Perquisites:(10)
Post-Termination Health Care	5,628		—	5,628		0		—		—
Total:	1,580,628		0	2,673,979		1,468,351		1,456,031		1,456,031

1	Mr. Lane is entitled to 1.5x base salary and 1.5x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period. Mr. Lane would have been entitled to his annual bonus on December 31 pursuant to the terms of the plan under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll as of December 31, the same terms generally available to all salaried employees who participate in the plan), which is not reflected in this table.
2	Mr. Lane is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Mr. Lane is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid, which are the same terms generally available to all salaried employees who participate in the plan.
4	The unvested value of a cash retention award (the “2013 Cash Retention Award”), awarded in March 2013 and vesting on the fourth anniversary of the grant date, and the unvested portion of a cash incentive award (the “2014 Cash Retention Award”), awarded in March 2014 and vesting in three equal installments on January 1, 2015, 2016 and 2017, would each vest and become payable in full upon termination without Cause pursuant to the terms of an amendment to the award agreements. LSC assumed Mr. Lane’s 2013 Cash Retention Award and 2014 Cash Retention Award pursuant to the Separation and Distribution Agreement.
5	Assuming a Change in Control of LSC on December 31, 2016, the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would become payable pursuant to the terms of the award agreements.
6	A pro-rated portion of the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award agreement.
7	Assumes a closing price per share of LSC of $29.68 on December 30, 2016 (the last trading day of the year).
8	All unvested LSC equity awards held by Mr. Lane will vest immediately upon a Change in Control (as defined in the LSC PIP) under the terms of the LSC PIP.
9	All unvested LSC equity awards held by Mr. Lane will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
10	Except as disclosed, Mr. Lane receives the same benefits that are generally available to all salaried employees upon death or disability.

Director Compensation

LSC’s Non-Employee Director Compensation Plan provides that annual compensation for non-employee directors consists of a cash retainer and an equity retainer. LSC’s Corporate Responsibility & Governance Committee periodically reviews directors’ compensation and recommends changes as appropriate. Annual director compensation is paid as of the date of the annual meeting of stockholders however, if any director joins the LSC Board of Directors on a date other than the date of the annual meeting of stockholders, a pro-rata portion of each of the applicable cash retainer and equity retainer from the date joined to the next annual meeting date will be granted. The Non-Employee Director Compensation Plan provides that any director who was a director of RRD prior to the Spin was not entitled to a pro-rata portion of the cash or equity retainers awarded in 2016.

RSU awards granted to directors on the RRD Board of Directors who become directors of LSC were adjusted and converted to RSUs of LSC. Such RSUs are subject to the same terms and conditions (including with respect to vesting and deferral elections) as applicable to the corresponding RRD award immediately prior to the Spin.

LSC’s directors are subject to stock ownership guidelines.

Cash Retainer

The base cash retainer is equal to $90,000 and a director may also receive, as applicable, the following additional cash retainer amounts:

Lead Director	$62,500
Chairman of the Audit Committee	$25,000
Chairman of the Human Resources Committee	$25,000
Chairman of the Corporate Responsibility & Governance Committee	$20,000

Equity Retainer

The equity retainer is paid in the form of a grant of RSUs with a fair market value of $135,000. The lead director of the LSC Board of Directors will receive an additional equity retainer with a fair market value of $62,500. Fair market value is defined as the closing price of LSC’s common stock on the date of grant. Under the terms of the grant agreements, each RSU will vest and be payable in full in the form of common stock on the first anniversary of the grant date. The RSUs will also vest and be payable in full on the earlier of the date a director ceases to be a director and a Change in Control (as defined in the LSC PIP). Dividend equivalents on the RSUs will be deferred and credited with interest quarterly (at the same rate as five-year U.S. government bonds) and paid out in cash at the same time the corresponding portion of the RSU award becomes payable.

2016 Non-Employee Director Compensation Table

Directors who are our employees receive no additional fee for service as a director. Non-employee directors receive compensation as described above. Amounts shown in this table were for service on the LSC Board of Directors beginning on October 1, 2016.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)		All Other Compensation ($)(2)		Total ($)
M. Shan Atkins	56,430		84,645		809		141,884

Margaret A. Breya	56,430		84,645		809		141,884

Judith H. Hamilton	—	(3)	—	(3)	15,176	(4)	15,176

Francis J. Jules	72,105		84,645		809		157,559

Thomas F. O’Toole	56,430		84,645		809		141,884

Richard K. Palmer	—	(3)	—	(3)	908	(5)	908

Douglas W. Stotlar	56,430		84,645		809		141,884

Shivan S. Subramaniam	56,430		84,645		809		141,884

1	The amounts shown in this column constitute RSUs granted under the LSC PIP awarded as payment of non-employee director equity retainer as set forth above under Director Compensation—Equity Retainer. Grant date fair value with respect to the RSUs is determined in accordance with ASC Topic 718. See Note 17 to the Consolidated and Combined Financial Statements included in the LSC Annual Report on Form 10-K for the year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating the fair value pursuant to ASC Topic 718. As of December 31, 2016, each director had outstanding the following aggregate number of RSUs: Ms. Atkins, 3,222; Ms. Breya, 3,222; Mr. Jules, 3,222; Mr. O’Toole, 3,222; Mr. Stotlar, 3,222; and Mr. Subramaniam, 3,222. Ms. Hamilton holds 25,519 RSUs and Mr. Palmer holds 23,974 RSUs which were converted at the Spin from RRD RSUs to LSC RSUs.
2	Includes interest accrued on dividend equivalents on restricted stock units credited to each directors’ account.
3	Ms. Hamilton and Mr. Palmer received compensation from RRD prior to the Spin in connection with their service as directors of RRD prior to the Spin and were not entitled to a pro-rata portion of the cash or equity retainers from LSC in the 2016 post-Spin period.
4	Includes $11,044 of dividends on phantom shares under the Policy on Retirement Benefits, Phantom Stock Grants and Stock Options for Directors, credited as additional phantom shares. As of December 31, 2016, Ms. Hamilton had outstanding 6,304 phantom shares, with an additional 77 phantom shares credited from accrued dividends, all of which are fully vested.
5	Includes interest accrued on RRD RSUs that converted into LSC RSUs in connection with the Spin.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership Of Stock

This table shows the number and percentage of shares of our common stock that are owned of record and beneficially before the Offering and after the Offering by the selling stockholder and each director and executive officer of the Company. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning of record more than 5% of any class as of March 6, 2017, which is the last practicable trading date prior to the date of this prospectus. All information in the table and related footnotes is based upon the Company’s review of SEC filings as of March 6, 2017 as to the ownership of LSC common stock. The number and percentage of shares presented in the table below are based upon 32,926,070 shares of LSC common stock outstanding as of such date. Except as otherwise indicated in the footnotes, the address for each stockholder listed below is c/o LSC Communications, Inc., 191 N. Wacker Drive, Suite 1400, Chicago, IL 60606.

	Beneficial Ownership Prior to the Completion of this Offering			Beneficial Ownership After the Completion of this Offering (No Exercise)		Beneficial Ownership After the Completion of this Offering (Full Exercise)
Name	Number		Percentage	Number	Percentage	Number	Percentage
R. R. Donnelley & Sons Company	6,242,802		18.96%	0	0.00%	0	0.00%
Thomas J. Quinlan III	568,048	(1)	1.71%	568,048	1.71%	568,048	1.67%
Suzanne S. Bettman	70,855	(2)	*	70,855	*	70,855	*
Andrew B. Coxhead	77,880	(3)	*	77,880	*	77,880	*
Kent A. Hansen	13,951	(4)	*	13,951	*	13,951	*
Richard T. Lane	26,410	(5)	*	26,410	*	26,410	*
Judith H. Hamilton	32,831	(6)	*	32,831	*	32,831	*
M. Shan Atkins	3,222	(7)	*	3,222	*	3,222	*
Margaret A. Breya	3,222	(7)	*	3,222	*	3,222	*
Francis J. Jules	3,222	(7)	*	3,222	*	3,222	*
Thomas F. O’Toole	3,222	(7)	*	3,222	*	3,222	*
Richard K. Palmer	26,960	(8)	*	26,960	*	26,960	*
Douglas W. Stotlar	3,222	(7)	*	3,222	*	3,222	*
Shivan S. Subramaniam	8,222	(9)	*	8,222	*	8,222	*
All directors and executive officers as a group	841,267		2.54%	841,267	2.54%	841,267	2.47%
Blackrock, Inc. and certain subsidiaries	2,422,583	(10)	7.36%	2,422,583	7.36%	2,422,583	7.15%
The Vanguard Group, Inc.	2,318,431	(11)	7.04%	2,318,431	7.04%	2,318,431	6.85%

*	Less than one percent.
1.	Reflects ownership of 162,162 shares of LSC common stock held individually, ownership of 988 shares of LSC common stock held in Mr. Quinlan’s 401(k) account, ownership of 225,750 options over LSC common stock, which are currently exercisable, and 179,148 restricted stock awards that are subject to performance vesting. Does not include ownership of 406,340 restricted stock units that are subject to vesting conditions.
2.	Reflects ownership of 19,408 shares of LSC common stock held individually, 47 shares of LSC common stock held in Ms. Bettman’s 401(k) Plan account and 51,400 restricted stock awards that are subject to vesting conditions. Does not include ownership of 70,052 restricted stock units that are subject to vesting conditions.
3.	Reflects ownership of 10,394 shares of LSC common stock held individually and 42,813 restricted stock awards that are subject to vesting conditions. Does not include ownership of 37,540 restricted stock units that are subject to vesting conditions.
4.	Reflects ownership of 13,951 restricted stock awards. Does not include ownership of 2,590 restricted stock units that are subject to vesting conditions.

5.	Reflects ownership of 2,890 shares of LSC common stock held individually and 23,520 restricted stock awards. Does not include ownership of 26,698 restricted stock units that are subject to vesting conditions.
6.	Reflects ownership of 9,027 shares of LSC common stock held individually and 23,804 restricted stock units that will vest when Ms. Hamilton ceases to be a director. Does not reflect ownership of 6,280 shares of phantom stock that will be settled 100% in cash but has the economic equivalence of one share of LSC common stock.
7.	Reflects ownership of 3,222 director restricted stock units that will vest on the earlier of October 1, 2017 or when such director ceases to be a director.
8.	Reflects ownership of 2,986 shares of LSC common stock held individually and 23,974 restricted stock units that will vest when Mr. Palmer ceases to be a director.
9.	Reflects ownership of 5,000 shares of LSC common stock held individually and 3,222 director restricted stock units that will vest on the earlier of October 1, 2017 or when Mr. Subramanian ceases to be a director.
10.	Blackrock, Inc. (“Blackrock”) is an investment advisor with a principal business office at 55 East 52nd Street, New York, New York 10055. This amount reflects the total shares held by Blackrock clients. Blackrock has sole investment authority over all shares, sole voting authority over 2,330,570 shares and no voting authority over 92,013 shares.
11.	The Vanguard Group, Inc. (“Vanguard”) is an investment advisor with a principal business office at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. This amount reflects the total shares held by Vanguard clients. Vanguard has sole investment authority over 2,303,153 shares and shared investment authority over 15,278 shares, sole voting authority over 15,237 shares, shared voting authority over 1,320 shares and no voting authority over 2,301,874 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship Between RRD and Us

Following the Separation, we and RRD operate separately, each as an independent, publically traded company. In connection with the Separation, RRD retained an approximately 19.25% continuing common stock ownership interest in us. For purposes of governing the ongoing relationships between RRD and us after the Separation and to provide for an orderly transition, we and RRD entered into the agreements described in this section prior to the Separation. All of the following summaries of the agreements are qualified in their entirety by reference to the agreements that were filed prior to the Distribution.

Relationship Between Donnelley Financial and Us

Following the Separation, we are no longer affiliated with Donnelley Financial and each of us operates as an independent, publically traded company. For purposes of governing the ongoing relationships between Donnelley Financial and us after the Separation and to provide for an orderly transition, Donnelley Financial and the Company entered into the agreements described in this section prior to the Separation. All of the following summaries of the agreements are qualified in their entirety by reference to the agreements that were filed prior to the Distribution.

Separation Agreements

Separation and Distribution Agreement

On September 14, 2016, we entered into a Separation and Distribution Agreement with RRD and Donnelley Financial (the “Separation and Distribution Agreement”) which set forth our agreements with RRD and Donnelley Financial regarding the principal transactions necessary to separate us from RRD.

The Separation and Distributions. The Separation and Distribution Agreement provided for assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us, Donnelley Financial and RRD as part of the Separation of RRD into three companies. The Separation and Distribution Agreement also provided for certain actions to occur at or prior to the Distribution and the distribution of Donnelley Financial common stock. The Separation and Distribution Agreement also governed distribution of 80.75% of the outstanding shares of our common stock and 80.75% of the outstanding shares of Donnelley Financial common stock.

Certain Covenants. The Separation and Distribution Agreement also continues to govern the solicitation or hiring of RRD, LSC or Donnelley Financial employees from each other, the use of corporate names and cooperation and assistance between the parties.

Employee Matters. The employee matters section of the Separation and Distribution Agreement allocates liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the Separation. The section governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company, including the treatment of certain outstanding long-term incentive awards, existing deferred compensation obligations, pension and retirement plans and certain health, welfare and other benefits obligations. The Separation and Distribution Agreement also provided that outstanding RRD share options, restricted stock unit, PSU and director stock unit awards were adjusted equitably in connection with the Distribution. See “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity and Cash Awards in Connection with the Separation.”

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party releases and forever discharges each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred, or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course trade payables and receivables. In addition, the Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of RRD’s business and Donnelley Financial’s business with RRD and Donnelley Financial, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement, and any breach by such party of the Separation and Distribution Agreement.

Further Assurances. Each of the parties agrees to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Legal Matters. Each party to the Separation and Distribution Agreement assumes the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve any disputes among the parties. If the parties are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise by the parties, the parties will submit the dispute to mediation for an additional period of 30 days. If the parties are unable to resolve the dispute in this manner, the dispute will be resolved through binding arbitration. Except in the case of fraud or willful misconduct, the indemnity remedies provided in the Separation and Distribution Agreement shall be the exclusive remedy for any monetary damages, although the parties will be able to seek specific performance of the Separation and Distribution Agreement in a judicial proceeding.

Insurance. The Separation and Distribution Agreement provides for the rights of the parties to report claims under existing insurance policies written by non-affiliates of RRD for occurrences prior to the Separation and set forth procedures for the administration of insured claims. In addition, the agreement allocates among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

Other Matters Governed by the Separation and Distribution Agreement. The Separation and Distribution Agreement also provides for management of contingent assets and contingent liabilities.

Tax Disaffiliation Agreement

On September 14, 2016, we entered into a Tax Disaffiliation Agreement with RRD (the “Tax Disaffiliation Agreement”) that governs RRD’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the Tax Disaffiliation Agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

Following the Distribution, we generally do not join with RRD in the filing of any federal, state, local or other applicable consolidated, combined or unitary tax returns.

Under the Tax Disaffiliation Agreement, with certain exceptions, RRD is generally responsible for all of our U.S. federal, state, local and other applicable income taxes reflected on a consolidated, combined or unitary return that include RRD or one of its subsidiaries (viewed after the Distribution Date). We are generally responsible for all taxes that are attributable to us or one of our subsidiaries that are not referred to in the preceding sentence.

Finally, the Tax Disaffiliation Agreement requires that neither we nor any of our subsidiaries take any action that (or fail to take any action the omission of which) would be inconsistent with the Distribution qualifying as or that would preclude the Distribution from qualifying as a transaction that is generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes.

Additionally, for the two-year period following the Distribution, we may not engage in certain activities that may jeopardize the tax-free treatment of the Distribution to RRD and its stockholders, unless we receive RRD’s consent or otherwise obtain a ruling from the Internal Revenue Service (the “IRS”) or a legal opinion, in either case reasonably satisfactory to RRD, that the activity will not alter the tax-free status of the Distribution to RRD and its stockholders. Such restricted activities include:

•	taking any action that would result in our ceasing to be engaged in the active conduct of our business, with the result that we are not engaged in the active conduct of a trade or business within the meaning of certain provisions of the Code;

•	redeeming or otherwise repurchasing any of our outstanding stock, other than through certain stock purchases of widely held stock on the open market;

•	amending our Certificate of Incorporation (or other organizational documents) in a manner that would affect the relative voting rights of separate classes of our capital stock, or that would convert one class of our capital stock into another class of our capital stock;

•	liquidating or partially liquidating;

•	merging with any other corporation (other than in a transaction that does not affect the relative stockholding of our stockholders), selling or otherwise disposing of (other than in the ordinary course of business) our assets, or taking any other action or actions if such merger, sale, other disposition or other action or actions in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, assets representing one-half or more our asset value; and

•	taking any other action or actions that in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, capital stock of ours possessing (i) at least 50% of the total combined voting power of all classes of stock or equity interests of ours entitled to vote, or (ii) at least 50% of the total value of shares of all classes of stock or of the total value of all equity interests of ours, other than an acquisition of our shares in the Distribution solely by reason of holding RRD common stock (but not including such an acquisition if such RRD common stock, before such acquisition, was itself acquired as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares of our stock meeting the voting and value threshold tests listed previously in this bullet).

Moreover, we must indemnify RRD and its subsidiaries, officers and directors for any taxes of RRD arising from a final determination that the Distribution failed to be generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes, if such taxes result from a violation of the restrictions set forth above.

Patent Assignment and License Agreement

We entered into a Patent Assignment and License Agreement with RRD that provides for ownership, licensing and other arrangements regarding the patents that we and RRD use in conducting our businesses.

This agreement assigned certain patents and patent applications to us. We and RRD granted licenses to one another to use certain patents in connection with our respective businesses. The licenses are generally perpetual and royalty-free. In certain circumstances, we and RRD have a limited right to grant non-exclusive sub-licenses or assign the agreement to certain third parties but otherwise the agreement contains sub-licensing and assignment restrictions.

Trademark Assignment and License Agreement

We entered into a Trademark Assignment and License Agreement with RRD that provides for ownership, licensing and other arrangements regarding the trademarks that we and RRD use in conducting our businesses.

This agreement assigned certain trademarks and trademark applications to us. We and RRD granted licenses to one another to use certain trademarks in connection with our respective businesses. Some of the licenses are perpetual, and others are for a limited duration to allow us to transition out of the use of the trademarks in a commercially reasonable manner, in each case subject to certain termination triggers. The licenses to the trademarks are generally royalty-free.

This agreement includes quality control provisions governing the trademarks that each party licenses to the other. In addition, the agreement contains restrictions on us with respect to filing trademark applications that are identical or confusingly similar to any trademark owned by RRD.

In certain circumstances, we and RRD have a limited right to grant non-exclusive sub-licenses or assign the agreement to certain third parties, but otherwise the agreement contains sub-licensing and assignment restrictions.

Data Assignment and License Agreement

We entered into a Data Assignment and License Agreement with RRD that provides for ownership, licensing and other arrangements regarding the data that we and RRD use in conducting our businesses.

This agreement assigned to us sole ownership rights with respect to certain existing data, and joint ownership rights with respect to certain other existing data. We granted licenses to RRD to use, for certain purposes, certain data rights that RRD assigned to us. The licenses are generally perpetual and royalty-free. In certain circumstances, RRD has a limited right to grant non-exclusive sub-licenses to certain third parties, but otherwise the agreement contains sub-licensing and assignment restrictions. We and RRD also agree not to disclose confidential data to third parties except in specific circumstances.

Software, Copyright and Trade Secret Assignment and License Agreement

We entered into a Software, Copyright and Trade Secret Assignment and License Agreement with RRD that provides for licensing and other arrangements regarding the ownership of certain copyrights that we use in our business, the trade secrets that we and RRD use in conducting our businesses, and for ownership, licensing and other arrangements regarding certain software that we and RRD use in conducting our businesses.

This agreement assigned rights with respect to certain copyrights and software to us. We and RRD granted licenses to one another to use certain software and trade secrets in connection with our respective businesses. The licenses are generally perpetual and royalty-free. In certain circumstances, we and RRD have a limited right to grant nonexclusive sub-licenses to certain third parties, but otherwise the agreement contains sublicensing and assignment restrictions. We and RRD also agree not to disclose each other’s trade secrets to third parties except in specific circumstances.

Transition Services Agreements

We entered into agreements relating to transition services with each of RRD and Donnelley Financial under which, in exchange for the fees specified in such agreements, RRD agrees to provide certain services to us, and we agree to provide certain services to RRD and Donnelley Financial, including, but not limited to, such areas as tax, IT, treasury, internal audit, human resources, accounting, purchasing, communications, security and compensation and benefits. We, Donnelley Financial and RRD, as parties receiving services under the agreements, agreed to indemnify the party providing services for losses (including reasonably foreseeable consequential damages, but excluding special, consequential, indirect, punitive damages, other than special, consequential, indirect, punitive damages awarded to any third party against an indemnified party) incurred by such party that arise out of or are otherwise in connection with the provision by such party of services under the agreement, except to the extent that such losses result from the providing party’s gross negligence, willful misconduct or bad faith. Similarly, each party providing services under the agreement agreed to indemnify the party receiving services for losses incurred by such party where such losses result from gross negligence, willful misconduct or bad faith of the party providing such services. The terms for each transition service are set forth in the applicable transition services agreement, but do not exceed 24 months from the date of the Separation.

Stockholder and Registration Rights Agreement

Prior to the Distribution, we and RRD entered into a Stockholder and Registration Rights Agreement with respect to our common stock retained by RRD pursuant to which we agreed that, upon the request of RRD, we would use our reasonable best efforts to effect the registration under applicable federal and state securities laws of the shares of our common stock retained by RRD after the Distribution. In addition, RRD granted us a proxy to vote the shares of our common stock that RRD retained immediately after the Distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from RRD to a person other than RRD, and neither the voting agreement nor the proxy limit or prohibit any such sale or transfer.

Other Arrangements and Agreements with RRD

We have also entered into a number of commercial and other arrangements with RRD and its subsidiaries. These include, among other things, arrangements for the provision of services, including logistics and premedia services, and access to technology. In addition, following the Separation, LSC continues to provide sales support services to RRD’s Asia and Mexico print and graphics management businesses in order to facilitate the importing of books and related manipulatives to the U.S. RRD also provides us certain global outsourcing, technical support and other services. The terms of such commercial arrangements are 15—24 months from the date of the Separation, depending on the services, except for certain “runoff” work involving existing customer contracts, which will run for the terms of such underlying customer contracts. We and RRD are providing each other with standard commercial indemnification.

Other Arrangements and Agreements with Donnelley Financial

The Company has also entered into a number of commercial and other arrangements with Donnelley Financial and its subsidiaries. These include agreements pursuant to which we print and bind products for Donnelley Financial. The terms of such arrangement do not exceed 15 months from the date of the Separation, and we and Donnelley Financial provided each other with standard commercial indemnification. LSC also utilizes financial communication software and services provided by Donnelley Financial that Donnelley Financial offers to all of its clients.

Certain Relationships and Potential Conflicts of Interest

Related Party Transaction Approval Policy

The Company has a written policy relating to approval or ratification of all transactions involving an amount in excess of $120,000 in which the Company is a participant and in which a related person has or will have a direct or indirect material interest, including, without limitation, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, subject to certain enumerated exclusions. Under the policy, such related person transactions must be approved or ratified by (i) the Corporate Responsibility and Governance Committee, or (ii) if the Corporate Responsibility and Governance Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board, such disinterested members of the Board by a majority vote. Related persons include any of our directors or certain executive officers, certain of our stockholders and their immediate family members.

In considering whether to approve or ratify any related person transaction, the Corporate Responsibility and Governance Committee or such disinterested directors, as applicable, may consider all factors that they deem relevant to the transaction, including, but not limited to, the size of the transaction and the amount payable to or receivable from a related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest; and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

To identify related person transactions, at least once a year all directors and executive officers of the Company are required to complete questionnaires seeking, among other things, disclosure with respect to such transactions of which such director or executive officer may be aware. In addition, each executive officer of the Company is required to advise the chairman of the Corporate Responsibility and Governance Committee of any related person transaction of which he or she becomes aware.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of LSC’s capital stock that are contained in LSC’s Certificate of Incorporation and By-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Certificate of Incorporation or of the By-laws. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on LSC’s capital stock.

We are authorized to issue 66,000,000 shares of capital stock, of which 65,000,000 shares are common stock, par value $0.01 per share, and 1,000,000 shares are preferred stock, par value $0.01 per share. As of March 6, 2017, 32,926,070 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Our Certificate of Incorporation provides that our common stock and preferred stock have the rights described below.

Description of Common Stock

All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class. We are authorized to issue 65,000,000 shares of common stock.

Our common stock has the following rights and privileges:

Voting: Each holder of shares of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law or as described below, holders of shares of common stock will vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of common stock voting for the election of directors can elect all the directors if they choose to do so, subject to the voting rights of holders of any preferred stock to elect directors. Our By-laws provide that directors will be elected to the Board by a majority of the votes cast, except in contested elections, wherein directors will be elected to the Board by a plurality of the votes cast.

Dividends and distributions: The holders of shares of common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our Board from legally available funds.

Liquidation, dissolution or winding-up: In the event of our liquidation, dissolution or winding-up, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock.

Restrictions on transfer: Neither our Certificate of Incorporation nor our By-laws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

Redemption, conversion or preemptive rights: Holders of shares of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for our securities.

Other provisions: There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by us.

Preferred Stock

Shares of preferred stock may be issued in one or more series at such time or times, and for such consideration or considerations, as the Board may determine. The Board is expressly authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series with such designations, powers, preferences and rights and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board, and as are not stated and expressed in our Certificate of Incorporation or any amendment thereto including, but not limited to, determination of any of the following:

•	the distinctive serial designation of such series which shall distinguish it from other series;

•	the number of shares included in such series;

•	the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;

•	whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series will be cumulative;

•	whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

•	the price or prices at which, the period or periods within which, and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Company or at the option of the holder or holders thereof, or upon the happening of a specified event or events;

•	the amount or amounts which shall be payable out of the assets of the Company to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or the winding up of the Company, and the relative rights of priority, if any, of payment of the shares of such series;

•	the obligation, if any, of the Company to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	whether the shares of such series shall be convertible into, or exchangeable for, at any time or times at the option of the holder or holders thereof or at the option of the Company or upon the happening of a specified event or events, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and

•	any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with the General Corporation Law of the State of Delaware.

Shares of preferred stock which have been issued and reacquired in any manner by the Company (excluding, until the Company elects to retire them, shares which are held as treasury shares but including shares redeemed, shares purchased and retired and shares which have been converted into shares of RRD common stock) shall have the status of authorized but unissued shares of preferred stock and may be reissued.

Nomination, Election and Term of Directors

Our Certificate of Incorporation provides for a classified Board consisting of three classes of directors. Class I directors will serve until the first annual meeting of stockholders following the Distribution. The Class II and Class III directors will serve until the second and the third annual meeting of stockholders following the Distribution, respectively. Following the expiration of the initial terms of the Initial Directors, our stockholders will elect successor directors to one-year terms. Our Certificate of Incorporation provides that our Board will fully declassify upon the expiration of the terms of our Class III directors.

It is the policy of the Corporate Responsibility and Governance Committee to consider candidates for director recommended by stockholders. The committee will evaluate candidates recommended for director by stockholders in the same way that it will evaluate any other candidates. The committee will also consider candidates recommended by management and members of the Board.

In identifying and evaluating nominees for director, the committee will take into account the applicable requirements for directors under the listing rules of the NYSE. In addition, the committee will consider other criteria as it deems appropriate and which may vary over time depending on the Board’s needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee will be a balanced and diverse Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board’s effectiveness as a whole.

The Corporate Responsibility and Governance Committee from time to time may engage third-party search firms to identify candidates for director, and may use search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Advance Notification of Stockholder Nominations and Proposals

Our By-laws contain advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our By-laws. To be timely, the notice must be received by our corporate secretary not less than 90 or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, unless the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, and then notice shall be given by the later of the close of business 90 days prior to the meeting date or the tenth day following notice of the annual meeting (in each case, subject to extension in certain circumstances). The date for our initial annual meeting of stockholders is set for May 18, 2017, and for the initial annual meeting of stockholders notice must have been received by our corporate secretary no earlier than January 18, 2017 and no later than February 17, 2017.

Limits on Written Consents

Our Certificate of Incorporation provides that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

Special Stockholder Meetings

Our By-laws provide that stockholders holding at least 25% of our issued and outstanding common stock may call a special meeting of stockholders. Stockholders must notify our corporate secretary in writing prior to such special meeting of stockholders, and the notice must contain the information specified in our By-laws.

Forum Selection

Our By-laws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent to us or our stockholders or debtholders; (iii) any action asserting a claim against us, or our officers, directors, employees or agents arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our By-laws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine or other “internal corporate claim” as defined in Section 115 of the Delaware General Corporation Law shall be a state court located within the State of Delaware (or if no state court has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice and consented to the foregoing forum selection provisions.

Anti-Takeover Effects of Certain Provisions

Some of the provisions of our Certificate of Incorporation and By-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, including our ability to issue preferred stock and the initial classification of our Board, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control in us to first negotiate with the Board. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board; (2) the interested stockholder acquired at least 85% of the aggregate voting power of the company in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Our Certificate of Incorporation does not contain such an election.

Limitation on Personal Liability

Our Certificate of Incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws provide for indemnification to the fullest extent permitted by the DGCL of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we have entered into indemnification agreements with each of our directors pursuant to which we agreed to indemnify each such director to the fullest extent permitted by the DGCL.

Transfer Agent

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “LKSD.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

This section summarizes material U.S. federal income and estate tax consequences of the ownership and disposition of shares by a non-U.S. holder. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a foreign estate or trust.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction or any U.S. federal tax consequences other than income and estate tax consequences (such as gift tax consequences). This section also does not apply to you if you are a member of a class of holders subject to special rules, such as a bank or other financial institution, a dealer in securities, a trader in securities, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a partnership or other pass-through entity or an investor in a partnership or other pass-through entity, a person subject to alternative minimum tax, a life insurance company, a tax-exempt entity, a U.S. expatriate, a controlled foreign corporation, a passive foreign investment company, a person that owns shares that are a hedge or that are hedged against interest rate risks, a person that owns shares as part of a straddle or conversion transaction for tax purposes, or persons who acquired shares in connection with the performance of services.

This summary applies only to a non-U.S. holder that holds the shares as a capital asset (generally, property held for investment), within the meaning of Section 1221 of the Code.

This section is based on the tax laws of the U.S., including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change or different interpretation, possibly on a retroactive basis.

If an entity treated as a partnership for U.S. federal income tax purposes holds the shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership considering holding the shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the shares.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of shares, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the U.S.), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the U.S., we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI (or other applicable IRS Form W-8) form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person, and

•	the dividends are effectively connected with your conduct of a trade or business within the U.S. and, in the case of IRS Form W-8ECI, are includible in your gross income.

“Effectively connected” dividends are subject to income tax at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations in generally the same manner as if the non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise.

If you are a corporate non-U.S. holder, you may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, on your effectively connected earnings and profits, subject to adjustments.

Gain on Disposition of Shares

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the U.S., and the gain is attributable to a permanent establishment that you maintain in the U.S., if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis,

•	you are an individual, you are present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a U.S. real property holding corporation for federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock (the “specified testing period”), you held, directly or indirectly, at any time during the specified testing period, more than 5% of the shares and you are not eligible for any treaty exemption.

If the first bullet point above applies, you will generally be subject to income tax on such effectively connected gain at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations in generally the same manner as if you were a U.S. person. If you are a corporate non-U.S. holder, you may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, on your effectively connected earnings and profits, subject to adjustments. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, unless an applicable income tax treaty provides otherwise.

We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting and other requirements. Such payments will include U.S.-source dividends and, after December 31, 2018, the gross proceeds from a sale or other disposition of stock that can produce U.S.-source dividends. Payments of dividends and gross proceeds that you receive in respect of shares could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them, or if you hold shares through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Federal Estate Taxes

Shares held (or deemed to be held) by a non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and payments of the proceeds from a sale of shares effected at a U.S. office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from a sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the U.S. (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the U.S.; (ii) the proceeds or confirmation are sent to the U.S., or (iii) the sale has certain other specified connections with the U.S. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of shares under FATCA if you are presumed to be a U.S. person.

UNDERWRITING

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in the Offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 936,420 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of the Offering.

We, our officers and directors and the selling stockholder have agreed that, subject to customary exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of                                          , dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.                                           in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares are listed on the NYSE under the symbol “LKSD.”

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with the Offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by the Company		Paid by Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of the Offering will be $        .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain of the other underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended, including, Directive 2010/73/EU and any relevant implementing measure in the relevant member state (the “Prospectus Directive”) (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

•	Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. The underwriters have been represented by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated and combined financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated and combined financial statements and includes an explanatory paragraph referring to the allocation of certain assets, liabilities, expenses and income that have historically been held at the RRD corporate level but which are specifically identifiable or attributable to LSC). Such consolidated and combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement, of which this prospectus forms a part, under the Securities Act with respect to the shares of our common stock being offered as contemplated by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this prospectus as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, of which this prospectus forms a part, including the exhibits and the schedules filed as a part of it.

We intend to furnish the holders of our common stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

The registration statement, of which this prospectus forms a part, and its exhibits and schedules, and other documents which we file with the SEC can be inspected and copied at, and copies can be obtained from, the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You can also obtain reports, proxy statements and other information about us at our web site at www.lsccom.com.

Information that we file with the SEC after the date of this prospectus may supersede the information in this prospectus. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

To the Board of Directors and Stockholders of

LSC Communications, Inc.

Chicago, Illinois

We have audited the accompanying consolidated and combined balance sheets of LSC Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated and combined statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of LSC Communications, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, prior to October 1, 2016, the accompanying consolidated and combined financial statements have been derived from the consolidated financial statements and accounting records of R. R. Donnelley & Sons Company. The consolidated and combined financial statements include the allocation of certain assets, liabilities, expenses and income that have historically been held at the R. R. Donnelley & Sons Company corporate level but which are specifically identifiable or attributable to the Company. The consolidated and combined financial statements also include expense allocations for certain corporate functions historically provided by R. R. Donnelley & Sons Company. These costs and allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate unaffiliated entity apart from R. R. Donnelley & Sons Company.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 23, 2017

LSC COMMUNICATIONS, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

(in millions, except per share data)

	Year Ended December 31,
	2016	2015	2014
Net sales	$3,654	$3,743	$3,853
Cost of sales (exclusive of depreciation and amortization)	2,823	2,874	2,953
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	208	216	244

Total cost of sales	3,031	3,090	3,197
Selling, general and administrative expenses (exclusive of depreciation and amortization)	259	280	268
Restructuring, impairment and other charges-net (Note 4)	18	57	132
Depreciation and amortization	171	181	181

Income from operations	175	135	75
Interest expense (income)-net (Note 12)	18	(3)	(4)
Investment and other income-net	—	—	(9)

Income before income taxes	157	138	88
Income tax expense (Note 15)	51	64	30

Net income	$106	$74	$58

Net income per common share (Note 13)
Basic net earnings per share	$3.25	$2.27	$1.79
Diluted net earnings per share	$3.23	2.27	$1.79
Weighted average number of common shares outstanding
Basic	32.5	32.4	32.4
Diluted	32.8	32.4	32.4

See Notes to the Consolidated and Combined Financial Statements

LSC COMMUNICATIONS, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Year Ended December 31,
	2016	2015	2014
Net income	$106	$74	$58
Other comprehensive income (loss), net of tax (Note 16)
Translation adjustments	5	(28)	(33)
Adjustments for net pension and other post-retirement benefits plan cost	35	(9)	1

Other comprehensive income (loss)	40	(37)	(32)

Comprehensive income	$146	$37	$26

See Notes to the Consolidated and Combined Financial Statements

LSC COMMUNICATIONS, INC.

CONSOLIDATED AND COMBINED BALANCE SHEETS

(in millions, except share and per share data)

	December 31,
	2016	2015
ASSETS
Cash and cash equivalents	$95	$95
Receivables, less allowances for doubtful accounts of $10 in 2016 (2015: $11)	667	617
Inventories (Note 7)	193	218
Prepaid expenses and other current assets	21	30

Total current assets	976	960

Property, plant and equipment-net (Note 8)	608	718
Goodwill (Note 5)	84	81
Other intangible assets-net (Note 5)	131	148
Deferred income taxes	57	36
Other noncurrent assets	96	68

Total assets	$1,952	$2,011

LIABILITIES
Accounts payable	$294	$289
Accrued liabilities (Note 10)	237	203
Short-term and current portion of long-term debt (Note 12)	52	2

Total current liabilities	583	494

Long-term debt (Note 12)	742	3
Pension liabilities	279	1
Deferred income taxes	2	152
Other noncurrent liabilities	106	84

Total liabilities	1,712	734

Commitments and Contingencies (Note 11)
EQUITY
LSC Communications’ shareholders’ equity
Common stock, $0.01 par value
Authorized: 65,000,000 shares;
Issued: 32,449,669 shares in 2016	—	—
Additional paid-in-capital	770	—
Retained earnings	1	—
Accumulated other comprehensive loss	(531)	(205)
Net parent company investment	—	1,482

Total equity	240	1,277

Total liabilities and equity	$1,952	$2,011

See Notes to the Consolidated and Combined Financial Statements

LSC COMMUNICATIONS, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2016	2015	2014
Cash Flows from Operating Activities
Net income	$106	$74	$58
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment charges	—	8	103
Depreciation and amortization	171	181	181
Provision for doubtful accounts receivable	6	3	5
Share-based compensation	8	6	6
Deferred income taxes	(18)	(38)	(59)
Changes in uncertain tax positions	—	7	—
Gain on bargain purchase	—	—	(10)
Other	(2)	(1)	—
Changes in operating assets and liabilities—net of acquisitions:
Accounts receivable- net	(52)	(2)	37
Inventories	29	24	(7)
Prepaid expenses and other current assets	(7)	21	1
Accounts payable	13	2	(11)
Income taxes payable and receivable	1	11	(1)
Accrued liabilities and other	(24)	(21)	4

Net cash provided by operating activities	231	275	307

Cash Flows from Investing Activities
Capital expenditures	(48)	(42)	(60)
Acquisition of businesses, net of cash acquired	(8)	(111)	(76)
Proceeds from sales of other assets	6	8	13
Transfers from (to) restricted cash	9	—	(12)
Other investing activities	—	24	—

Net cash used in investing activities	(41)	(121)	(135)

Cash Flows from Financing Activities
Proceeds from issuance of long-term debt	816	—	—
Payments of current maturities and long-term debt	(17)	(72)	—
Debt issuance costs	(20)	—	—
Dividends paid	(8)	—	—
Payments to RRD	(13)	—	—
Net transfers to Parent and affiliates	(945)	(100)	(178)

Net cash used in financing activities	(187)	(172)	(178)

Effect of exchange rate on cash and cash equivalents	(3)	(12)	(14)
Net decrease in cash and cash equivalents	—	(30)	(20)
Cash and cash equivalents at beginning of year	95	125	145

Cash and cash equivalents at end of period	$95	$95	$125

Supplemental non-cash disclosure:
Assumption of warehousing equipment related to customer contract	$9	$—	$—
Issuance of 8 million shares of R. R. Donnelley & Sons stock for acquisition of a business	$—	$154	$—
Issuance of 1 million shares of R. R. Donnelley & Sons stock for acquisition of a business	$—	$—	$18

See Notes to the Consolidated and Combined Financial Statements

LSC COMMUNICATIONS, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)

	Common Stock		Additional Paid-in- Capital	Net Parent Company Investment	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance at January 1, 2014	—	$—	$—	$1,451	$—	$(136)	$1,315

Net income	—	—	—	58	—	—	58
Net transfers to parent company	—	—	—	(166)	—	—	(166)
Other comprehensive loss	—	—	—	—	—	(32)	(32)

Balance at December 31, 2014	—	$—	$—	$1,343	$—	$(168)	$1,175

Net income	—	—	—	74	—	—	74
Net transfers from parent company	—	—	—	65	—	—	65
Other comprehensive loss	—	—	—	—	—	(37)	(37)

Balance at December 31, 2015	—	$—	$—	$1,482	$—	$(205)	$1,277

Net income	—	—	—	97	9	—	106
Net transfers to parent company	—	—	—	(934)	—	—	(934)
Separation-related adjustments	—	—	—	122	—	(366)	(244)
Reclassification of net parent investment to additional paid-in capital	—	—	767	(767)	—	—	—
Issuance of common stock upon separation	32	—	—	—	—	—	—
Share-based compensation	—	—	3	—	—	—	3
Cash dividends paid	—	—	—	—	(8)	—	(8)
Other comprehensive income	—	—	—	—	—	40	40

Balance at December 31, 2016	32	$—	$770	$—	$1	$(531)	$240

See Notes to the Consolidated and Combined Financial Statements

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(tabular amounts in millions, except per share data)

Note 1. Overview and Basis of Presentation

Description of Business and Separation

The principal business of LSC Communications, Inc., a Delaware corporation, and its direct or indirect wholly-owned subsidiaries (“LSC Communications,” “the Company,” “we,” “our” and “us”) is to offer a broad scope of traditional and digital print, print-related services and office products. The Company serves the needs of publishers, merchandisers and retailers worldwide with a service offering that includes e-services, warehousing and fulfillment and supply chain management. The Company utilizes a broad portfolio of technology capabilities coupled with consultative attention to clients’ needs to increase speed to market, reduce costs, provide postal savings to customers and improve efficiencies. The Company prints magazines, catalogs, retail inserts, books, and directories and its office products offerings include filing products, note-taking products, binders, tax and stock forms and envelopes.

On October 1, 2016 (the “separation date”), R. R. Donnelley & Sons Company (“RRD” or the “Parent”) completed the previously announced separation (the “separation”) into three separate independent publicly-traded companies: (i) its publishing and retail-centric print services and office products business (“LSC Communications”); (ii) its financial communications services business (“Donnelley Financial Solutions, Inc.” or “Donnelley Financial”) and (iii) a global, customized multichannel communications management company, which is the business of RRD after the separation. To effect the separation, RRD undertook a series of transactions to separate net assets and legal entities. RRD completed the distribution (the “distribution”) of 80.75%, of the outstanding common stock of LSC Communications and Donnelley Financial to RRD shareholders on October 1, 2016. RRD retained a 19.25% ownership stake in both LSC Communications and Donnelley Financial. On October 1, 2016, RRD shareholders of record as of the close of business on September 23, 2016 received one share of LSC Communications common stock and one share of Donnelley Financial common stock for every eight shares of RRD common stock held as of the record date. As a result of the separation, LSC Communications and Donnelley Financial are now independent publicly-traded companies and began regular way trading under the symbols “LKSD” and “DFIN,” respectively, on the New York Stock Exchange on October 3, 2016. RRD remains an independent publicly-traded company trading under the symbol “RRD” on the New York Stock Exchange.

In connection with the separation, LSC Communications, RRD and Donnelley Financial entered into commercial arrangements and transition services agreements. Under the terms of the commercial arrangements, RRD continues to provide, among other things, logistics, premedia, production and sales services to LSC Communications. RRD will also provide LSC Communications certain global outsourcing, technical support and other services. LSC Communications also continues to provide print and bind services for Donnelley Financial. In addition, LSC Communications continues to provide sales support services to RRD’s Asia and Mexico print and graphics management businesses in order to facilitate sales of books and related products to the U.S.

Under the terms of the transition services agreements, RRD provides certain services to LSC Communications, including, but not limited to, in such areas as tax, information technology, treasury, internal audit, human resources, accounting, purchasing, communications, security and compensation and benefits. These agreements facilitated the separation by allowing LSC Communications to operate independently prior to establishing stand-alone back office systems across its organization. Transition services may be provided for up to twenty-four months following the separation. LSC Communications provides certain services to RRD and Donnelley Financial including, but not limited to, information technology and credit services.

The Company and RRD also entered into:

•	A separation and distribution agreement (of which Donnelley Financial is also a party) which accomplished the distribution of LSC Communications’ common stock and the distribution of Donnelley Financial’s common stock to RRD’s common stockholders, and which governs the Company’s relationships with RRD and Donnelley Financial with respect to pre-separation matters and provides for the allocation of employee benefit, litigation and other liabilities and obligations attributable to periods prior to the separation;

•	A Tax Disaffiliation Agreement that allocates responsibility for taxes between LSC Communications and RRD and includes indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the separation; and

•	A Patent Assignment and License Agreement, a Trademark Assignment and License Agreement, a Data Assignment and License Agreement and a Software, Copyright and Trade Secret Assignment and License Agreement, in each case, that will provide for ownership, licensing and other arrangements to facilitate RRD’s, Donnelley Financial’s and the Company’s ongoing use of intellectual property, as applicable.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Final copies of such agreements are filed as exhibits to this annual report on Form 10-K.

Basis of Presentation

The accompanying consolidated and combined financial statements reflect the consolidated statements of income and balance sheets of the Company as an independent, publicly traded company for the periods after the separation, and the combined statements of income and balance sheets of the Company as a combined reporting entity of RRD for the periods prior to the separation.

The consolidated and combined financial statements include the statements of income, balance sheets, and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”).

Certain prior year amounts were restated to conform to the Company’s current consolidated and combined balance sheet classifications.

Prior to the Separation

The combined financial statements were prepared on a stand-alone basis and were derived from RRD’s consolidated financial statements and accounting records. They include certain expenses of RRD which were allocated to LSC Communications for certain corporate functions, including healthcare and pension benefits, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses were allocated to the Company on the basis of direct usage, when available, with the remainder allocated on a pro rata basis by revenue, employee headcount, or other measures. The Company considered the allocation methodologies and results to be reasonable for all periods presented; however, these allocations may not be indicative of the actual expenses that LSC Communications would have incurred as an independent public company or the costs it may incur in the future. The income tax amounts in these combined financial statements were calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

All intercompany transactions and accounts have been eliminated. All intracompany transactions between LSC Communications, RRD and Donnelley Financial are considered to be effectively settled in the consolidated and combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intracompany transactions is reflected in the consolidated and combined statements of cash flows as a financing activity and in the consolidated and combined balance sheets as net parent company investment. Net parent company investment is primarily impacted by contributions from RRD which are the result of treasury activities and net funding provided by or distributed to RRD. In connection with the separation, the net parent investment balance was transferred to additional paid-in-capital in the consolidated and combined balance sheets.

After the Separation

On October 1, 2016, the Company recorded certain separation-related adjustments primarily related to certain assets and liabilities which were distributed as part of the separation from RRD, resulting in a net $244 million decrease to equity. The adjustments primarily related to the assumption of certain pension obligations and plan assets in single employer plans for the Company’s employees and certain former employees and retirees of RRD. The Company recorded a net benefit obligation of $358 million as of October 1, 2016 for these plans. In addition, the Company recorded separation-related adjustments for certain workers’ compensation liabilities of $39 million, of which $11 million was short-term and $28 million was long-term, and a workers’ compensation recovery asset of $5 million. Refer to the separation-related adjustments disclosed in consolidated and combined statement of equity. Additional separation-related adjustments may be recorded in future periods.

LSC Communications generates a portion of its net sales from sales to RRD and its subsidiaries. Additionally, LSC Communications utilizes RRD for freight and logistics when shipping finished goods to its customers, premedia services and printing products. Refer to Note 20, Related Parties, for more information.

Note 2. Significant Accounting Policies

Use of Estimates—The preparation of the consolidated and combined financial statements, in conformity with GAAP, requires the extensive use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting periods.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Actual results could differ from these estimates. Estimates are used when accounting for items and matters including, but not limited to, allowance for uncollectible accounts receivable, inventory obsolescence, asset valuations and useful lives, employee benefits, self-insurance reserves, taxes, restructuring and other provisions and contingencies.

Foreign Operations—Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates. Income and expense items are translated at the average rates during the respective periods. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income (loss) while transaction gains and losses are recorded in net earnings. Deferred taxes are not provided on cumulative foreign currency translation adjustments when the Company expects foreign earnings to be permanently reinvested.

Fair Value Measurements—Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company records the fair value of its pension plan assets on a recurring basis. Assets measured at fair value on a nonrecurring basis include long-lived assets held and used, long-lived assets held for sale, goodwill and other intangible assets. The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The three-tier value hierarchy, which prioritizes valuation methodologies based on the reliability of the inputs, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants.

Revenue Recognition—The Company recognizes revenue for the majority of its products upon transfer of title and the passage of the risk of ownership, which is generally upon shipment to the customer. Contracts generally specify F.O.B. shipping point terms. Under agreements with certain customers, custom products may be stored by the Company for future delivery. In these situations, the Company may also receive a logistics or warehouse management fee for the services it provides. In certain of these cases, delivery and billing schedules are outlined in the customer agreement and product revenue is recognized when manufacturing is complete, title and risk of ownership transfer to the customer, and there is a reasonable assurance as to collectability. Because the majority of products are customized, product returns are not significant; however, the Company accrues for the estimated amount of customer credits at the time of sale.

Revenue from the Company’s co-mail and list services operations is recognized when services are completed.

The Company records deferred revenue in situations where amounts are invoiced but the revenue recognition criteria outlined above are not met. Such revenue is recognized when all criteria are subsequently met.

Billings for shipping and handling costs are recorded gross. Many of the Company’s operations process materials, primarily paper, that may be supplied directly by customers or may be purchased by the Company and sold to customers. No revenue is recognized for customer-supplied paper, but revenues for Company-supplied paper are recognized on a gross basis.

The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

By-product recoveries—The Company records the sale of by-products as a reduction of cost of sales.

Cash and cash equivalents—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Short-term securities consist of investment grade instruments of governments, financial institutions and corporations.

Receivables—Receivables are stated net of allowances for doubtful accounts and primarily include trade receivables, notes receivable and miscellaneous receivables from suppliers. No single customer comprised more than 10% of our net sales in 2016, 2015 or 2014. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. In addition, provisions are made at differing rates, based upon the age of the receivable and the Company’s historical collection experience. Refer to Note 6, Accounts Receivable, for details of activity affecting the allowance for doubtful accounts receivable.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Inventories—Inventories include material, labor and factory overhead and are stated at the lower of cost or market and net of excess and obsolescence reserves for raw materials and finished goods. Provisions for excess and obsolete inventories are made at differing rates, utilizing historical data and current economic trends, based upon the age and type of the inventory. Specific excess and obsolescence provisions are also made when a review of specific balances indicates that the inventories will not be utilized in production or sold.

The cost of 85.5% and 78.9% of the inventories at December 31, 2016 and 2015, respectively, has been determined using the Last-In, First-Out (“LIFO”) method. This method is intended to reflect the effect of inventory replacement costs within the consolidated and combined statements of income; accordingly, charges to cost of sales generally reflect recent costs of material, labor and factory overhead. The Company uses an external-index method of valuing LIFO inventories. The remaining inventories, primarily related to certain acquired and international operations, are valued using the First-In, First-Out (“FIFO”) or specific identification methods.

Long-Lived Assets—The Company assesses potential impairments to its long-lived assets if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are reviewed annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Long-lived assets, other than goodwill and other intangible assets, that are held for sale, are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell.

Property, plant and equipment—Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Useful lives range from 15 to 40 years for buildings, the lesser of 7 years or the lease term for leasehold improvements and from 3 to 15 years for machinery and equipment. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in the results of operations.

Goodwill—Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. Prior to the separation, the Company’s goodwill balances for certain reporting units were reallocated based on the relative fair values of the businesses.

Goodwill is reviewed for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying value.

For certain reporting units, the Company may perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing this qualitative analysis, the Company considers various factors, including the excess of prior year estimates of fair value compared to carrying value, the effect of market or industry changes and the reporting unit’s actual results compared to projected results. Based on this qualitative analysis, if management determines that it is more likely than not that the fair value of the reporting unit is greater than its carrying value, no further impairment testing is performed.

For the remaining reporting units, the Company compares each reporting unit’s fair value, estimated based on comparable company market valuations and expected future discounted cash flows to be generated by the reporting unit, to its carrying value. If the carrying value exceeds the reporting unit’s fair value, the Company performs an additional fair value measurement calculation to determine the impairment loss, which is charged to operations in the period identified. Refer to Note 4, Restructuring, Impairment and Other Charges, for further discussion.

The Company also performs an interim review for indicators of impairment at each quarter-end to assess whether an interim impairment review is required for any reporting unit. In the Company’s impairment review at October 31, 2016, and its interim review for indicators of impairment as of December 31, 2016, management concluded that there were no indicators that the fair value of any of the reporting units with goodwill was more likely than not below its carrying value.

Amortization—Certain costs to acquire and develop internal-use computer software are capitalized and amortized over their estimated useful life using the straight-line method, up to a maximum of five years. Amortization expense, primarily related to internally-developed software and excluding amortization expense related to other intangible assets, was $5 million, $5 million and $3 million for the years ended December 31, 2016, 2015 and 2014, respectively. Deferred debt issuance costs are amortized over the term of the related debt.

Other intangible assets, except for those intangible assets with indefinite lives, are recognized separately from goodwill and are amortized over their estimated useful lives. Other intangible assets with indefinite lives are not amortized. Refer to Note 5, Goodwill and Other Intangible Assets, for further discussion of other intangible assets and the related amortization expense.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Share-Based Compensation—Prior to the separation, RRD maintained an incentive share-based compensation program for the benefit of its officers, directors, and certain employees, including certain LSC Communications employees. The share-based compensation expense was allocated to the Company based on the awards and terms previously granted to the Company’s employees, as well as an allocation of expense related to RRD’s corporate and shared functional employees. After the separation, the Company recognizes share-based compensation expense based on estimated fair values for all share-based awards made to employees and directors. The Company recognizes compensation expense for share-based awards expected to vest on a straight-line basis over the requisite service period of the award based on their grant date fair value. Refer to Note 17, Stock and Incentive Programs for Employees, for further discussion.

Pension and Other Postretirement Benefits Plans—Prior to the separation, certain employees of the Company participated in various pension and postretirement health care plans sponsored by RRD. In the company’s combined financial statements, these plans were accounted for as multiemployer benefit plans and no net liabilities were reflected in the Company’s combined balance sheets as there were no unfunded contributions due at the end of any reporting period. The Company’s statements of income included expense allocations for these benefits. These expenses were funded through intercompany transactions with RRD and were reflected within net parent company investment in LSC Communications. Certain plans in LSC Communications’ Mexico and U.S. operations were direct obligations of LSC Communications and were recorded in the consolidated and combined financial statements.

At the separation date, the Company recorded net benefit obligations transferred from RRD. The Company records annual income and expense amounts relating to its pension plans based on calculations which include various actuarial assumptions, including discount rates, mortality, assumed rates of return, compensation increases, and turnover rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications on the value of plan obligations and assets is recognized immediately within other comprehensive income (loss) and amortized into operating earnings over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors. Refer to Note 14, Retirement Plans, for further discussion.

Taxes on Income—Prior to the separation, in the Company’s combined financial statements, income tax expense and deferred tax balances were calculated on a separate return basis, although with respect to certain entities, the Company’s operations were historically included in the tax returns filed by the respective RRD entities of which the Company’s business was formerly a part. For periods after the separation, the Company will file tax returns on its own behalf. The provision for income tax and income tax balances after the separation represent the Company’s tax liabilities as an independent company.

The Company has recorded deferred tax assets related to future deductible items, including domestic and foreign tax loss and credit carryforwards. The Company evaluates these deferred tax assets by tax jurisdiction. The utilization of these tax assets is limited by the amount of taxable income expected to be generated within the allowable carryforward period and other factors. Accordingly, management has provided a valuation allowance to reduce certain of these deferred tax assets when management has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be fully realized. If actual results differ from these estimates, or the estimates are adjusted in future periods, adjustments to the valuation allowance might need to be recorded.

Deferred U.S. income taxes and foreign taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries because such excess is considered to be permanently reinvested in those operations. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company’s foreign subsidiaries. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes to these judgments and the need to record additional tax liabilities.

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various U.S. and foreign tax authorities. The Company recognizes a tax position in its financial statements when it is more likely than not (a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although management believes that its estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is reflected in the Company’s consolidated and combined financial statements. The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. Refer to Note 15, Income Taxes, for further discussion.

Comprehensive Income (Loss)—Comprehensive income (loss) for the Company consists of net earnings, unrecognized actuarial gains and losses and foreign currency translation adjustments. Refer to Note 16, Comprehensive Income, for further discussion.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Note 3. Business Combinations

2016 Acquisition

On December 2, 2016, the Company acquired Continuum Management Company, LLC (“Continuum”), a print procurement and management business. The acquisition enhanced the Company’s print management’s capabilities. The purchase price for Continuum was $7 million in cash, of which $3 million was recorded in goodwill, based on preliminary acquisition accounting. The allocation of purchase price will be completed as soon as it is practicable, but no later than one year from the acquisition date.

2015 Acquisition

On June 8, 2015, RRD acquired Courier Corporation (“Courier”), a leader in digital printing and publishing primarily in the United States, specializing in educational, religious and trade books. The acquisition expanded the Company’s digital printing capabilities. Courier’s book manufacturing operations and publishing operations are included in LSC Communications’ consolidated and combined financial statements. Courier‘s Brazilian operations are not part of LSC Communications; therefore, the Company’s consolidated and combined financial statements do not include Courier’s Brazilian operations. The purchase price for Courier was $137 million in cash and 8 million shares of RRD common stock, or a total transaction value of $292 million (including $6 million related to Brazil) based on RRD’s closing share price on June 5, 2015, plus the assumption of Courier’s debt of $78 million (including $2 million related to Brazil). Courier had $21 million (including $0.4 million related to Brazil) of cash as of the date of acquisition. Immediately following the acquisition, substantially all of the debt assumed was repaid.

For the year ended December 31, 2015, the Company’s combined financial statements included net sales of $184 million and a loss before income taxes of $3 million related to the Courier acquisition, including restructuring, impairment and other charges of $25 million and a charge of $11 million resulting from an inventory purchase accounting adjustment.

The Courier acquisition was recorded by allocating the cost of the acquisition to the assets acquired, including other intangible assets, based on their estimated fair values at the acquisition date. The excess of the cost over the net amounts assigned to the fair value of the assets acquired was recorded as goodwill. The goodwill associated with this acquisition is primarily attributable to the synergies expected to arise as a result of the acquisition.

The tax deductible goodwill related to Courier was $8 million.

Based on the valuation, the final purchase price allocation for the Courier acquisition was as follows:

Accounts receivable	$33
Inventories	59
Prepaid expenses and other current assets	38
Property, plant and equipment	158
Other intangible assets	104
Other noncurrent assets	8
Goodwill	51
Accounts payable and accrued liabilities	(19)
Other noncurrent liabilities	(6)
Deferred taxes-net	(84)

Total purchase price-net of cash acquired	342
Less: debt assumed	77
Less: value of common stock issued by RRD	154

Net cash paid	$111

The fair values of other intangible assets, technology (included in other noncurrent assets) and goodwill associated with the acquisition of Courier were determined to be Level 3 under the fair value hierarchy. The following table presents the fair value, valuation techniques and related unobservable inputs for these Level 3 measurements:

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

	Fair Value	Valuation Technique	Unobservable Input	Range
Customer relationships	$94	Excess earnings	Discount rate Attrition rate	14.0% - 17.0% 0.0% - 5.0%
Trade names	10	Relief-from-royalty method	Discount rate Royalty rate (pre-tax)	12.0% 0.3% - 1.0%
Technology	2	Relief-from-royalty method	Discount rate	11.0%
			Royalty rate (pre-tax)	15.0%

The fair values of property, plant and equipment associated with the Courier acquisition were determined to be Level 3 under the fair value hierarchy and were estimated using either the market approach, if a secondhand market existed, or cost approach.

2014 Acquisition

On March 25, 2014, the Company acquired substantially all of the North American operations of Esselte Corporation (“Esselte”), a developer and manufacturer of nationally branded and private label office and stationery products. The acquisition, combined with the Company’s existing products, created a more competitive and efficient office products supplier capable of supplying enhanced offerings across the combined customer base. The purchase price for Esselte included $82 million in cash and 1 million shares of RRD common stock, or a total transaction value of $101 million based on RRD’s closing share price on March 24, 2014. Esselte had $6 million of cash as of the date of acquisition.

The fair value of the identifiable net assets acquired of approximately $110 million exceeded the purchase price of $101 million, resulting in a bargain purchase gain of $10 million for the year ended December 31, 2014, which was recorded in net investment and other (income) expense. The gain on the bargain purchase was primarily attributable to RRD’s ability to use certain tax operating losses.

The tax deductible goodwill related to the Esselte acquisition was $7 million.

Based on the valuation, the final purchase price allocation for the Esselte acquisition was as follows:

Accounts receivable	$54
Inventories	24
Prepaid expenses and other current assets	2
Property, plant and equipment	40
Other intangible assets	25
Accounts payable and accrued liabilities	(45)
Other noncurrent liabilities	(16)
Deferred taxes-net	20

Total purchase price-net of cash acquired	104
Less: value of common stock issued by RRD	18
Less: Gain on bargain purchase	10

Net cash paid	$76

The fair values of other intangible assets associated with the acquisition of Esselte were determined to be Level 3 under the fair value hierarchy. The following table presents the fair value, valuation techniques and related unobservable inputs for these Level 3 measurements:

	Fair Value	Valuation Technique	Unobservable Input	Range
Customer relationships	$16	Excess earnings	Discount rate	21.0%
			Attrition rate	5.0%
Trade names	9	Relief-from-royalty method	Discount rate	19.0%
			Royalty rate (pre-tax)	1.5%

The fair values of property, plant and equipment associated with the Esselte acquisition were determined to be Level 3 under the fair value hierarchy and were estimated using either the market approach, if a secondhand market existed, or cost approach.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

For the year ended December 31, 2016, there were de minimis acquisition-related expenses associated with the completed acquisition. For the years ended December 31, 2015 and 2014, the Company recorded $14 million and $1 million, respectively, of acquisition-related expenses, associated with completed acquisitions, within selling, general and administrative expenses in the consolidated and combined statements of income.

Pro forma results

The following unaudited pro forma financial information for the year ended December 31, 2016 presents the consolidated and combined statements of income of the Company and the acquisitions of Continuum and Courier described above, as if the acquisitions had occurred as of January 1 of the year prior to acquisition.

The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s consolidated future statements of income and balance sheets that would have been reported had these acquisitions been completed as of the beginning of the period presented and should not be taken as indicative of the Company’s consolidated future statements of income or balance sheets. Pro forma adjustments are tax-effected at the applicable statutory tax rates.

	Year ended December 31,
	2016	2015
Net sales	$3,698	$3,911
Net income	106	107

The following table outlines unaudited pro forma financial information for the year ended December 31, 2015:

Year ended December 31, 2015
Amortization of purchased intangibles	$21
Restructuring, impairment and other charges	31

Additionally, the pro forma adjustments affecting net income for the year ended December 31, 2015 were as follows:

Year ended December 31, 2015
Depreciation and amortization of purchased assets, pre-tax	$(3)
Acquisition-related expenses, pre-tax	19
Restructuring, impairment and other charges, pre-tax	26
Inventory fair value adjustments, pre-tax	11
Other pro forma adjustments, pre-tax	1
Income taxes	(13)

Note 4. Restructuring, Impairment and Other Charges

2016 Restructuring, Impairment and Other Charges

2016	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$6	$6	$12	$—	$3	$15
Corporate	2	1	3	—	—	3

Total	$8	$7	$15	$—	$3	$18

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Restructuring and Impairment Charges

For the year ended December 31, 2016, the Company recorded net restructuring charges of $8 million for employee termination costs for an aggregate of 222 employees, of whom 64 were terminated as of or prior to December 31, 2016. These charges primarily related to one facility closure in the Print segment, the expected closure of another facility in the first quarter of 2017 in the Print segment and the reorganization of certain operations. Additionally, the Company recorded lease termination and other restructuring charges of $7 million. The fair values of the buildings and machinery and equipment were determined to be Level 3 under the fair value hierarchy and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions.

Other Charges

For the year ended December 31, 2016, the Company recorded other charges of $3 million for multi-employer pension plan withdrawal obligations unrelated to facility closures. The total liability for the withdrawal obligations associated with the Company’s decision to withdraw from certain multi-employer pension plans included in accrued liabilities and other noncurrent liabilities are $6 million and $39 million, respectively, at December 31, 2016. Refer to Note 14, Retirement Plans, for further discussion of multi-employer pension plans.

The Company’s withdrawal liabilities could be affected by the financial stability of other employers participating in such plans and any decisions by those employers to withdraw from such plans in the future. While it is not possible to quantify the potential impact of future events or circumstances, reductions in other employers’ participation in multi-employer pension plans, including certain plans from which the Company has previously withdrawn, could have a material effect on the Company’s previously estimated withdrawal liabilities, consolidated and combined statements of income, balance sheets or cash flows.

2015 Restructuring, Impairment and Other Charges

2015	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$19	$5	$24	$7	$22	$53
Office Products	1	2	3	1	—	4

Total	$20	$7	$27	$8	$22	$57

Restructuring and Impairment Charges

For the year ended December 31, 2015, the Company recorded net restructuring charges of $20 million for employee termination costs for 766 employees, of whom 536 were terminated as of December 31, 2015. These charges primarily related to the closure of two facilities in the Print segment, the integration of Courier and the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $7 million for the year ended December 31, 2015, including charges related to multiemployer pension plan withdrawal obligations as a result of facility closures. For the year ended December 31, 2015, the Company also recorded $8 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closings. The fair values of the buildings and machinery and equipment were determined to be Level 3 under the fair value hierarchy and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Other Charges

For the year ended December 31, 2015, the Company recorded charges of $22 million, including integration charges of $19 million for payments made to certain Courier employees upon the termination of Courier’s executive severance plan immediately prior to the acquisition and $3 million of charges for multiemployer pension plan withdrawal obligations unrelated to facility closures. The total liability for the withdrawal obligations associated with the Company’s decision to withdraw from all multi-employer pension plans included in accrued liabilities and other noncurrent liabilities are $6 million and $42 million, respectively. Refer to Note 14, Retirement Plans, for further discussion of multi-employer pension plans.

2014 Restructuring, Impairment and Other Charges

2014	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$1	$6	$7	$103	$17	$127
Office Products	4	2	6	(1)	—	5

Total	$5	$8	$13	$102	$17	$132

Restructuring and Impairment Charges

For the year ended December 31, 2014, the Company recorded net restructuring charges of $5 million for employee termination costs for 96 employees, substantially all of whom were terminated as of December 31, 2016. These charges primarily related to the integration of Esselte as well as one facility closure within the Print segment, continuing charges related to a facility closure in the prior year and the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $8 million for the year ended December 31, 2014, including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures. For the year ended December 31, 2014, the Company also recorded $2 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closings. The impairment charges are net of gains related to the sale of previously impaired other long lived assets. The fair values of the buildings and machinery and equipment were determined to be Level 3 under the fair value hierarchy and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions.

As a result of the Company’s annual goodwill impairment test, the Company recorded non-cash charges of $100 million to recognize the impairment of goodwill in the magazines, catalogs and retail inserts reporting unit within the Print segment. The goodwill impairment charges resulted from a reduction in the estimated fair value of the reporting unit based on lower expectations of future revenue, profitability and cash flows as compared to expectations as of the last annual goodwill impairment test. The lower expectations for the magazines, catalogs and retail inserts reporting unit were due to accelerating volume declines and increasing price pressures resulting from declining demand, primarily in catalogs and magazines. Revenue and income from operations in the magazines, catalogs and retail inserts reporting unit for the year ended December 31, 2014 were lower than previous expectations due to volume declines and price pressures. The negative trends experienced in 2014 were expected to continue in future years. The goodwill impairment charges were determined using Level 3 inputs, including discounted cash flow analyses, comparable marketplace fair value data and management’s assumptions in valuing the significant tangible and intangible assets.

Other Charges

For the year ended December 31, 2014, the Company recorded charges of $17 million as a result of its decision to withdraw from all multi-employer pension plans serving facilities that are currently operating. These charges for multi-employer pension plan withdrawal obligations, unrelated to facility closures, represent the Company’s best estimate of the expected settlement of these withdrawal liabilities. Refer to Note 14, Retirement Plans, for further discussion of multi-employer pension plans.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Restructuring Reserve

The restructuring reserve as of December 31, 2016 and 2015, and changes during the year ended December 31, 2016, were as follows:

	December 31, 2015	Restructuring Charges	Foreign Exchange and Other	Cash Paid	December 31, 2016
Employee terminations	$13	$8	$2	$(15)	$8
Multi-employer pension plan withdrawal obligations	20	2	—	(4)	18
Lease terminations and other	4	5	—	(7)	2

Total	$37	$15	$2	$(26)	$28

The current portion of restructuring reserves of $13 million at December 31, 2016 was included in accrued liabilities, while the long-term portion of $15 million, which primarily related to multi-employer pension plan withdrawal obligations related to facility closures and lease termination costs, was included in other noncurrent liabilities at December 31, 2016.

Payments on all of the Company’s multi-employer pension plan withdrawal obligations are scheduled to be completed by 2034. Changes based on uncertainties in these estimated withdrawal obligations could affect the ultimate charges related to multi-employer pension plan withdrawals. Refer to Note 14, Retirement Plans, for further discussion of multi-employer pension plans.

The restructuring liabilities classified as “lease terminations and other” consisted of lease terminations and other facility closing costs. Payments on certain of the lease obligations are scheduled to continue until 2018. Market conditions and the Company’s ability to sublease these properties could affect the ultimate charges related to the lease obligations. Any potential recoveries or additional charges could affect amounts reported in the Company’s financial statements.

The restructuring reserve as of December 31, 2015 and 2014, and changes during the year ended December 31, 2015, were as follows:

	December 31, 2014	Restructuring Charges	Foreign Exchange and Other	Cash Paid	December 31, 2015
Employee terminations	$4	$20	$1	$(12)	$13
Multi-employer pension plan withdrawal obligations	21	1	2	(4)	20
Lease terminations and other	5	6	—	(7)	4

Total	$30	$27	$3	$(23)	$37

The current portion of restructuring reserves of $19 million at December 31, 2015 was included in accrued liabilities, while the long-term portion of $18 million, primarily related to multi-employer pension plan withdrawal obligations related to facility closures and lease termination costs, was included in other noncurrent liabilities at December 31, 2015.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Note 5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 were as follows:

	Print	Office Products	Total
Net book value as of January 1, 2015
Goodwill	$800	$109	$909
Accumulated impairment losses	(800)	(79)	(879)

Total	—	30	30

Acquisition	51	—	51
Net book value as of December 31, 2015
Goodwill	$845	$109	$954
Accumulated impairment losses	(794)	(79)	(873)

Total	51	30	81

Acquisition	3	—	3
Net book value as of December 31, 2016
Goodwill	852	109	961
Accumulated impairment losses	(798)	(79)	(877)

Total	$54	$30	$84

There was no impairment of goodwill during the years ended December 31, 2016 and 2015. The goodwill and accumulated impairment balances are impacted by changes in foreign exchanges.

The components of other intangible assets at December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Gross Carrying	Accumulated	Net Book	Gross Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value
Customer relationships	$205	$(109)	$96	$206	$(94)	$112
Trade names	5	(2)	3	5	(1)	4

Total amortizable other intangible assets	210	(111)	99	211	(95)	116
Indefinite-lived trade names	32	—	32	32	—	32

Total other intangible assets	$242	$(111)	$131	$243	$(95)	$148

During the year ended December 31, 2015, the Company recorded additions to other intangible assets of $104 million for the acquisition of Courier, the components of which were as follows:

	December 31, 2015
	Amount	Weighted Average Amortization Period (in years)
Customer relationships	$94	12.0
Trade names (amortizable)	5	3.0
Trade names (indefinite-lived)	5	N/A

Total additions	$104

Amortization expense for other intangible assets was $16 million, $17 million and $11 million for the years ended December 31, 2016, 2015 and 2014, respectively.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

The following table outlines the estimated annual amortization expense related to other intangible assets as of December 31, 2016:

For the year ending December 31,	Amount
2017	$16
2018	11
2019	10
2020	10
2021	9
2022 and thereafter	43

Total	$99

Note 6. Accounts Receivable

Transactions affecting the allowances for doubtful accounts receivable balance during the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Balance, beginning of year	$11	$13	$12
Provisions charged to expense	6	3	5
Write-offs and other	(7)	(5)	(4)

Balance, end of year	$10	$11	$13

Note 7. Inventories

The components of the Company’s inventories, net of excess and obsolescence reserves for raw materials and finished goods, at December 31, 2016 and 2015 were as follows:

	2016	2015
Raw materials and manufacturing supplies	$100	$102
Work in process	58	62
Finished goods	93	121
LIFO reserve	(58)	(67)

Total	$193	$218

During the years ended December 31, 2016 and 2015, the Company recognized a LIFO benefit of $1 million and $7 million, respectively. The Company recognized a de minimis amount of expense in the year ended December 31, 2014.

Note 8. Property, Plant and Equipment

The components of the Company’s property, plant and equipment at December 31, 2016 and 2015 were as follows:

	2016	2015
Land	$42	$49
Buildings	762	774
Machinery and equipment	4,173	4,283

	4,977	5,106
Accumulated depreciation	(4,369)	(4,388)

Total	$608	$718

During the years ended December 31, 2016, 2015 and 2014, depreciation expense was $149 million, $160 million and $167 million, respectively.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Note 9. Fair Value Measurement

Certain assets and liabilities are required to be recorded at fair value on a recurring basis. The Company’s assets and liabilities required to be adjusted to fair value on a recurring basis are pension plan assets. Refer to Note 14, Retirement Plans, for the fair value of the Company’s pension plan assets as of December 31, 2016 and 2015. Refer to Note 12, Debt, for the fair value of the Company’s debt as of December 31, 2016, which is recognized at book value.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record certain assets and liabilities at fair value on a nonrecurring basis, generally as a result of acquisitions or the remeasurement of assets resulting in impairment charges. Refer to Note 3, Business Combinations, for further discussion on the fair value of assets and liabilities associated with acquisitions.

There was a de minimis amount of impairment charges during the year ended December 31, 2016.

The fair value as of the measurement date, net book value as of the end of the year and related impairment charge for assets measured at fair value on a nonrecurring basis subsequent to initial recognition during the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31, 2015		As of December 31, 2015
	Impairment Charge	Fair Value Measurement (Level 3)	Net Book Value
Long-lived assets held for sale or disposal	$9	$15	$14

Total	$9	$15	$14

	Year Ended December 31, 2014		As of December 31, 2014
	Impairment Charge	Fair Value Measurement (Level 3)	Net Book Value
Long-lived assets held and used	$1	$1	$1
Long-lived assets held for sale or disposal	3	11	1
Goodwill	100	—	—

Total	$104	$12	$2

The fair values of assets held for sale that were remeasured during the years ended December 31, 2016, 2015 and 2014 were reduced by estimated costs to sell of $0 million, $0 million and $1 million, respectively.

During the year ended December 31, 2014, goodwill for the magazines, catalogs and retail inserts reporting unit was written down to an implied fair value of zero. Refer to Note 4, Restructuring, Impairment and Other Charges, for further discussion regarding this impairment charge.

The Company’s accounting and finance management determines the valuation policies and procedures for Level 3 fair value measurements and is responsible for the development and determination of unobservable inputs.

The fair values of the long-lived assets held and used and long-lived assets held for sale or disposal were determined using Level 3 inputs and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions. Unobservable inputs obtained from third parties are adjusted as necessary for the condition and attributes of the specific asset.

Note 10. Accrued Liabilities

The components of the Company’s accrued liabilities at December 31, 2016 and 2015 were as follows:

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

	2016	2015
Employee-related liabilities	$87	$55
Customer-related liabilities	37	36
Deferred revenue	33	34
Restructuring liabilities	13	19
Other	67	59

Total accrued liabilities	$237	$203

Employee-related liabilities consist primarily of payroll, workers’ compensation, employee benefits, deferred compensation, and incentive compensation. Refer to Note 1, Overview and Basis of Presentation, for information on the workers’ compensation balances transferred on October 1, 2016 from RRD to the Company. As of December 31, 2016 and 2015, incentive compensation accruals include amounts earned pursuant to the Company’s and RRD’s primary employee incentive compensation plans, respectively. Customer-related liabilities include accruals for volume discounts, rebates and other customer discounts. Other accrued liabilities include miscellaneous operating accruals and other tax liabilities.

Note 11. Commitments and Contingencies

As of December 31, 2016, the Company had commitments of $8 million for severance payments related to employee restructuring activities. In addition, as of December 31, 2016, the Company had commitments of approximately $15 million for the purchase of property, plant and equipment related to incomplete projects. The Company also has contractual commitments of approximately $35 million for outsourced services, including professional, maintenance and other services. The Company has natural gas commitments that are at fixed prices of $3 million.

Future minimum rental commitments under operating leases are as follows:

Year Ended December 31	Amount
2017	$40
2018	35
2019	31
2020	21
2021	17
2022 and thereafter	23

$167

The Company has operating lease commitments, including those for vacated facilities, totaling $167 million extending through various periods to 2028. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating approximately $12 million. The Company remains secondarily liable under these leases in the event that the sub-lessee defaults under the sublease terms. The Company does not believe that material payments will be required as a result of the secondary liability provisions of the primary lease agreements.

Rent expense for facilities in use and equipment was $39 million, $29 million and $27 million for the years ended December 31, 2016, 2015 and 2014 respectively. Rent expense for vacated facilities was recognized as restructuring, impairment and other charges. Refer to Note 4, Restructuring, Impairment and Other Charges, for further details.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Litigation

The Company is subject to laws and regulations relating to the protection of the environment. The Company accrues for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change and are generally not discounted. The Company has been designated as a potentially responsible party or has received claims in nine active federal and state Superfund and other multiparty remediation sites. In addition to these sites, the Company may also have the obligation to remediate four other previously and currently owned facilities. At the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that the Company’s liability could be joint and several, meaning that the Company could be required to pay an amount in excess of its proportionate share of the remediation costs.

The Company’s understanding of the financial strength of other potentially responsible parties at the multiparty sites and of other liable parties at the previously owned facilities has been considered, where appropriate, in the determination of the Company’s estimated liability. The Company established reserves, recorded in accrued liabilities and other noncurrent liabilities, that it believes are adequate to cover its share of the potential costs of remediation at each of the multiparty sites and the previously and currently owned facilities. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company may undertake in the future. However, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material effect on the Company’s combined results of operations, financial position or cash flows.

From time to time, the Company’s customers and others file voluntary petitions for reorganization under United States bankruptcy laws. In such cases, certain pre-petition payments received by the Company from these parties could be considered preference items and subject to return. In addition, the Company may be party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on the Company’s consolidated and combined statements of income, balance sheets and cash flows.

Note 12. Debt

The Company’s debt at December 31, 2016 consisted of the following:

2016
Term Loan Facility due September 30, 2022(a)	$353
8.75% Senior Secured Notes due October 15, 2023	450
Capital lease obligations	6
Unamortized debt issuance costs	(15)

Total debt	794
Less: current portion	(52)

Long-term debt	$742

(a)	The borrowings under the term loan facility are subject to a variable interest rate. As of December 31, 2016 the interest rate was 7.00%.

The fair values of the senior notes and term loan facility, which were determined using the market approach based upon interest rates available to the Company for borrowings with similar terms and maturities, were determined to be Level 2 under the fair value hierarchy. The fair value of the Company’s debt was greater than its book value by approximately $22 million at December 31, 2016.

On September 30, 2016, the Company issued $450 million of 8.75% Senior Secured Notes (the “Senior Notes”) due October 15, 2023. Interest on the Senior Notes is due semi-annually on April 15 and October 15, commencing on April 15, 2017. Net proceeds from the offering of the Senior Notes (“the Notes Offering”) were distributed to RRD in the form of a dividend. The Company did not retain any proceeds from the Notes Offering.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

The Senior Notes were issued pursuant to an indenture where certain wholly-owned domestic subsidiaries of the Company guarantee the Senior Notes (the “Guarantors”). The Senior Notes are fully and unconditionally guaranteed, on a senior secured basis, jointly and severally, by the Guarantors, which are comprised of each of the Company’s existing and future direct and indirect wholly-owned U.S. subsidiaries that guarantee the Company’s obligations. The Senior Notes are not guaranteed by the Company’s foreign subsidiaries or unrestricted subsidiaries. The Senior Notes and the related guarantees are secured on a first-priority lien basis by substantially all assets of the Company and the Guarantors, subject to certain exceptions and permitted liens. The Indenture governing the Senior Notes contains certain covenants applicable to the Company and its restricted subsidiaries, including limitations on: (1) liens; (2) indebtedness; (3) mergers, consolidations and acquisitions; (4) sales, transfers and other dispositions of assets; (5) loans and other investments; (6) dividends and other distributions, stock repurchases and redemptions and other restricted payments; (7) restrictions affecting subsidiaries; (8) transactions with affiliates; and (9) designations of unrestricted subsidiaries. Each of these covenants is subject to important exceptions and qualifications.

On September 30, 2016 the Company entered into a credit agreement (the “Credit Agreement”) which provides for (i) a new senior secured term loan B facility in an aggregate principal amount of $375 million (the “Term Loan Facility”) and (ii) a new senior secured revolving credit facility in an aggregate principal amount of $400 million (the “Revolving Credit Facility,”). The interest rate per annum applicable to the Term Loan Facility is equal to, at the Company’s option, either a base rate plus a margin of 5.00% or LIBOR plus a margin of 6.00%. The LIBOR rate is subject to a “floor” of 1%. The interest rate per annum applicable to the Revolving Credit Facility is equal to a base rate plus a margin ranging from 1.75% to 2.25%, or LIBOR plus a margin ranging from 2.75% to 3.25%, in either case based upon the Consolidated Leverage Ratio of the Company and its restricted subsidiaries. Interest on the Credit Agreement is due at least quarterly commencing on December 31, 2016. The Term Loan Facility will amortize in quarterly installments of $13 million for the first eight quarters and $11 million for subsequent quarters. The debt issuance costs and original issue discount are being amortized over the life of the facilities using the effective interest method. The Term Loan Facility will mature on September 30, 2022 and the Revolving Credit Facility will mature on September 30, 2021.

The proceeds of any collection or other realization of collateral received in connection with the exercise of remedies and any distribution in respect of collateral in any bankruptcy proceeding will be applied first to repay amounts due under the Revolving Credit Facility before the lenders under the Term Loan Facility or the holders of the Senior Notes receive such proceeds.

The Credit Agreement is subject to a number of covenants, including, but not limited to, a minimum Interest Coverage Ratio and the Consolidated Leverage Ratio, as defined in and calculated pursuant to the Credit Agreement, that, in part, restrict the Company’s ability to incur additional indebtedness, create liens, engage in mergers and consolidations, make restricted payments and dispose of certain assets. The Credit Agreement generally allows annual dividend payments of up to $50 million in aggregate, though additional dividends may be allowed subject to certain conditions. Each of these covenants is subject to important exceptions and qualifications.

The Company has used the net proceeds from the Term Loan Facility to fund a cash dividend to RRD in connection with the spin off and to pay fees and expenses related to the spin off from RRD. The Company intends to use any additional borrowings under the Credit Facilities for general corporate purposes, including the financing of permitted investments.

The weighted-average interest rate on borrowings under the Company’s $400 million Revolving Credit Facility was 3.5% during the three months ended December 31, 2016.

As of December 31, 2016, the Company had $12 million in outstanding letters of credit issued under the Credit Agreement. As of December 31, 2016, the Company also had $16 million in other uncommitted credit facilities, primarily outside the U.S., (the “Other Facilities”). As of December 31, 2016, letters of credit and guarantees of a de minimis amount were issued and reduced availability under the Company’s Other Facilities. As of December 31, 2016, there were no borrowings under the Revolving Credit Facility and the Other Facilities (the “Combined Facilities”).

At December 31, 2016, the future maturities of debt, including capitalized leases, were as follows:

Amount
2017	$54
2018	49
2019	43
2020	43
2021	43
2022 and thereafter	586

Total(a)	$818

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

(a)	Excludes unamortized debt issuance costs of $6 million and $9 million related to the Company’s Term Loan Facility and 8.75% Senior Notes due October 15, 2023, respectively, and a discount of $9 million related to the Company’s Term Loan Facility. These amounts do not represent contractual obligations with a fixed amount or maturity date.

The following table summarizes interest expense included in the Consolidated and Combined Statements of Income:

	2016	2015	2014
Interest incurred	$19	$—	$—
Less: interest income	(1)	(3)	(4)

Interest expense (income), net	$18	$(3)	$(4)

Interest paid, net of interest received, was $7 million for the year ended December 31, 2016. Interest received, net of interest paid, was $1 million and $2 million for the years ended December 31, 2015 and 2014, respectively, as interest received was greater than interest payments for these years.

Note 13. Earnings Per Share

On October 1, 2016, RRD distributed approximately 26.2 million shares of LSC Communications common stock to RRD shareholders. RRD retained an additional 6.2 million shares. In connection with the total distribution of 26.2 million shares, each RRD shareholder received one share of LSC Communications common stock for every eight shares of RRD common stock held at the close of business on September 23, 2016, the record date.

For the period after the separation, basic earnings per share (“EPS”) is calculated by dividing net earnings attributable to the Company’s shareholders by the weighted average number of common shares outstanding for the period. In computing diluted EPS, basic EPS is adjusted for the assumed issuance of all potentially dilutive share-based awards, including stock options, restricted stock units and performance share units. The computations of basic and diluted EPS for periods prior to the separation were calculated using the shares distributed and retained by RRD on October 1, 2016. The same number of shares was used to calculate basic and diluted earnings per share since there were no LSC Communications equity awards outstanding prior to the spinoff.

Stock options are considered anti-dilutive when the exercise price exceeds the average market value of the Company’s stock price during the applicable period.

The following table shows the calculation of basic and diluted EPS, as well as a reconciliation of basic shares to diluted shares:

	2016	2015	2014
Net income per common share:
Basic	$3.25	$2.27	$1.79
Diluted	$3.23	$2.27	$1.79
Numerator:
Net income	$106	$74	$58
Denominator:
Weighted-average number of common shares outstanding	32.5	32.4	32.4
Dilutive options and awards	0.3	—	—

Dilutive weighted-average number of common shares outstanding	32.8	32.4	32.4

After the separation through the year ended December 31, 2016, no shares of common stock were purchased by the Company; however, shares were withheld for tax liabilities upon the vesting of equity awards. In the fourth quarter of 2016, a dividend of $0.25 per common share was declared.

Note 14. Retirement Plans

Benefit Plans Sponsored by RRD

Prior to the separation, certain employees of the Company participated in certain pension and postretirement healthcare plans sponsored by RRD. In the Company’s combined financial statements prior to the separation, these plans were accounted for as multiemployer benefit plans, and as a result, the related net benefit obligations are not reflected in LSC Communications’ combined balance sheets as there were no unfunded contributions due at the end of the reporting period. Effective October 1, 2016 in connection

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

with the separation, these plans were separated and the Company assumed certain net benefit plan obligations and plan assets that were previously recorded by RRD. For RRD sponsored defined benefit and post-employment plans, the Company recorded net pension and postretirement income of $28 million for the nine months ended September 30, 2016, and $22 million and $24 million for the years ended December 31, 2015 and 2014, respectively. These amounts are reflected in cost of sales and selling, general and administrative expenses in the consolidated and combined statements of income.

LSC Communications’ Sponsored Benefit Plans

The Company is the sole sponsor of certain defined benefit pension plans, which have been reflected in the consolidated balance sheet as of December 31, 2016 and the combined balance sheet as of December 31, 2015. At the separation date, the Company assumed and recorded certain pension obligations and plan assets in single employer plans for the Company’s employees and certain former employees and retirees of RRD. The Company recorded a net benefit plan obligation of $358 million as of October 1, 2016 related to these plans. Additionally, the Company’s United Kingdom pension plan was transferred to RRD at the separation date, and as a result, the Company recorded a reduction in its net benefit plan asset of $7 million as of October 1, 2016.

The Company’s primary single employer defined benefit pension plans are frozen. No new employees will be permitted to enter those plans and participants will earn no additional benefits. The assets and certain obligations of the defined benefit pension plans transferred to the Company include a plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Qualified Plans”) and related non-qualified benefits (the “Non-Qualified Plan”). The Qualified Plans will be funded in conformity with the applicable government regulations, such that the Company from time to time contributes at least the minimum amount required using actuarial cost methods and assumptions acceptable under government regulations. The Non-Qualified Plan is unfunded, and the Company pays retiree benefits as they become due.

The Company engages outside actuaries to assist in the determination of the obligations and costs under these plans. The Company records annual income and expense amounts relating to its pension plans based on calculations which include various actuarial assumptions such as discount rates, mortality, assumed rate of return, compensation increases, and turnover rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications on the value of plan obligations and assets is recognized immediately within other comprehensive income (loss) and amortized into operating earnings over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors.

As of December 31, 2015, the Company changed the method used to estimate the interest cost components of net pension plan expense for its defined benefit pension plans. Historically, the interest cost components were estimated using a single weighted-average discount rate derived from the yield curve used to measure the projected benefit obligation at the beginning of the period. The Company has elected to use a full yield curve approach in the estimation of these interest components of net pension plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. The Company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement and calculation of the Company’s total benefit obligations. The Company accounted for this change as a change in estimate and accordingly accounted for it prospectively starting in the first quarter of 2016.

In the fourth quarter of 2015, the Company communicated to certain former Esselte employees the option to receive a lump-sum pension payment or commence annuity payments computed in accordance with statutory requirements, beginning in the second quarter of 2016. Payments to eligible participants who elected to receive a lump-sum pension payment or annuity were funded from existing pension plan assets and constituted a complete settlement of the Company’s pension liabilities with respect to these participants. The Company’s pension assets and liabilities were remeasured as of the payout date. The discount rates and actuarial assumptions used to calculate the payouts were determined in accordance with federal regulations. As of the remeasurement date, the reduction in the reported pension obligation for these participants was $35 million, compared to payout amounts of approximately $30 million. The Company recorded non-cash settlement charges of $1 million in selling, general and administrative expenses in the year ended December 31, 2016 in connection with the settlement payments. These charges resulted from the recognition in earnings of a portion of the actuarial losses recorded in accumulated other comprehensive loss based on the proportion of the obligation settled.

The Company made contributions of $5 million to its pension plans during the year ended December 31, 2016. Based on the plans’ regulatory funded status, there are no required contributions for the Company’s two primary Qualified Plans in 2017. The required contributions in 2017, primarily for the Non-Qualified Plan, are expected to be approximately $5 million to $7 million to its pension plans in 2017.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

The benefit plan obligations are calculated using generally accepted actuarial methods and are measured as of December 31. Prior to the plan freezes, actuarial gains and losses were amortized using the corridor method over the average remaining service life of active plan participants. Actuarial gains and losses for frozen plans are amortized using the corridor method over the average remaining expected life of active plan participants.

The components of the net periodic benefit (income) expense were as follows:

	Pension Benefits
	2016		2015		2014
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Service cost	$—	$—	$—	$—	$—	$—
Interest cost	24	6	7	9	6	11
Expected return on plan assets	(48)	(7)	(11)	(13)	(8)	(15)
Amortization of actuarial loss	6	1	—	1	—	1
Settlement	1	—	—	—	—	—

Net periodic benefit income	$(17)	$—	$(4)	$(3)	$(2)	$(3)

Weighted average assumption used to calculate net periodic benefit expense:
Discount rate	3.8%	3.8%	4.2%	3.8%	4.7%	4.6%
Expected return on plan assets	7.2%	7.2%	6.5%	6.3%	6.5%	7.0%

The accumulated benefit obligation for the LSC Communications sponsored defined qualified benefit pension plans was $2,439 million and $168 million at December 31, 2016 and December 31, 2015, respectively. The accumulated benefit obligation for the LSC Communications sponsored defined non-qualified and international benefit pension plans was $90 million and $218 million at December 31, 2016 and 2015, respectively.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

	Pension Benefits
	2016		2015
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Benefit obligation at beginning of year	$168	$220	$181	$241
Service cost	—	—	—	—
Interest cost	24	6	7	9
Actuarial gain	(186)	(7)	(14)	(3)
Settlement	(30)	—	—	—
Foreign currency translation	—	(27)	—	(11)
Benefits paid	(39)	(10)	(9)	(10)
Plan transfers prior to separation	—	—	—	(6)
Plan transfers from parent company	2,502	97	—	—
Plan transfers to parent company	—	(187)	—	—
Acquisitions	—	—	3	—

Benefit obligation at end of year	$2,439	$92	$168	$220

Fair value of plan assets at beginning of year	$169	$220	$182	$235
Actual return on assets	(93)	9	(6)	1
Settlement	(30)	—	—	—
Employer contributions	1	4	—	6
Acquisitions	—	—	2	—
Foreign currency translation	—	(27)	—	(12)
Plan transfers from parent company	2,241	—	—	—
Plan transfers to parent company	—	(194)	—	—
Benefits paid	(39)	(10)	(9)	(10)

Fair value of plan assets at end of year	$2,249	$2	$169	$220

(Unfunded) funded status at end of year	$(190)	$(90)	$1	$—

	Pension Benefits
	2016		2015
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Prepaid pension cost (included in other noncurrent assets)	$4	$—	$2	$—
Accrued benefit cost (included in accrued liabilities)	—	(5)	—	—
Pension liabilities	(194)	(85)	(1)	—

Net (liabilities) assets recognized in the consolidated and combined balance sheets	$(190)	$(90)	$1	$—

The amounts included in accumulated other comprehensive loss in the consolidated and combined balance sheets, excluding tax effects, that have not been recognized as components of net periodic cost at December 31, 2016 and 2015 were as follows:

	Pension Benefits
	2016		2015
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Accumulated other comprehensive loss
Net actuarial loss	$(727)	$(25)	$(3)	$(60)

Total	$(727)	$(25)	$(3)	$(60)

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

The pre-tax amounts recognized in other comprehensive loss in 2016 as components of net periodic costs were as follows:

	Pension Benefits
	Qualified	Non-Qualified & International
Amortization of:
Net actuarial loss	$6	$1
Amounts arising during the period:
Net actuarial gain	46	9
Settlement	1	—

Total	$53	$10

Actuarial gains and losses in excess of 10.0% of the greater of the projected benefit obligation or the market-related value of plan assets were recognized as a component of net periodic benefit costs over the average remaining service period of a plan’s active employees. Unrecognized prior service costs or credits are also recognized as a component of net periodic benefit cost over the average remaining service period of a plan’s active employees. The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit costs in 2017 are shown below:

	Pension Benefits
	Qualified	Non-Qualified & International
Amortization of:
Net actuarial loss	$17	$1

The weighted-average assumptions used to determine the net benefit obligation at the measurement date were as follows:

	Pension Benefits
	2016		2015
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Discount rate	4.3%	4.3%	4.6%	3.8%

The following table provides a summary of pension plans with projected benefit obligations in excess of plan assets as of December 31, 2016 and 2015:

	Pension Benefits
	2016		2015
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Projected benefit obligation	$2,306	$92	$3	$3
Fair value of plan assets	2,112	2	2	2

The following table provides a summary of pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2016 and 2015:

	Pension Benefits
	2016		2015
	Qualified	Non-Qualified & International	Qualified	Non-Qualified & International
Accumulated benefit obligation	$2,306	$90	$3	$—
Fair value of plan assets	2,112	1	2	—

The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Benefit payments are expected to be paid as follows:

	Pension Benefits
	Qualified	Non-Qualified & International
2017	$123	5
2018	127	5
2019	132	5
2020	135	6
2021	139	6
2022-2026	740	30

Plan Assets

The Company’s overall investment approach for its primary Qualified Plan, is to reduce the risk of significant decreases in the plan’s funded status by allocating a larger portion of the plan’s assets to investments expected to hedge the impact of interest rate risks on the plan’s obligation. Over time, the target asset allocation percentage for the pension plan is expected to decrease for equity and other “return seeking” investments and increase for fixed income and other “hedging” investments. The assumed long-term rate of return for plan assets, which is determined annually, is likely to decrease as the asset allocation shifts over time. The expected long-term rate of return for plan assets is based upon many factors including asset allocation, historical asset returns, current and expected future market conditions, risk and active management premiums. The target asset allocation percentage as of December 31, 2016 for the primary Qualified Plan was approximately 60.0% for return seeking investments and approximately 40.0% for hedging investments.

During the year ended December 31, 2016, the Company adopted ASU 2015-07 “Fair Value Measurement: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)”. The new guidance requires for investments valued using net asset value (“NAV”) to be classified as a reconciling item between the fair value hierarchy table shown below and the amount of investments in the balance sheet. The new pronouncement was adopted retroactively to the disclosure of 2015 assets.

The Company segregated its plan assets by the following major categories and levels for determining their fair value as of December 31, 2016 and 2015:

Cash and cash equivalents—Carrying value approximates fair value. As such, these assets were classified as Level 1. The Company also invests in certain short-term investments which are valued using the amortized cost method. As such, these assets were classified as Level 2.

Equity—The value of individual equity securities were based on quoted prices in active markets. As such, these assets are classified as Level 1. Additionally, this category includes underlying securities in trust-owned life insurance policies which are invested in certain equity securities. These investments are not quoted on active markets; therefore, they are classified as Level 2.

Fixed income—Fixed income securities are typically priced based on a valuation model rather than a last trade basis and are not exchange-traded. These valuation models involve utilizing dealer quotes, analyzing market information, estimating prepayment speeds and evaluating underlying collateral. Accordingly, the Company classified these fixed income securities as Level 2. Fixed income securities also include investments in various asset-backed securities that are part of a government sponsored program. The prices of these asset-backed securities were obtained by independent third parties using multi-dimensional, collateral specific prepayments tables. Inputs include monthly payment information and collateral performance. As the values of these assets was determined based on models incorporating observable inputs, these assets were classified as Level 2. Additionally, this category includes underlying securities in trust owned life insurance policies which are invested in certain fixed income securities. These investments are not quoted on active markets; therefore, they are classified as Level 2.

Derivatives and other—This category includes investments in commodity and structured credit funds that are not quoted on active markets; therefore, they are classified as Level 2.

Real estate—The fair market value of real estate investment trusts is based on observable inputs for similar assets in active markets, for instance, appraisals and market comparables. Accordingly, the real estate investments were categorized as Level 2.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Investments measured at NAV as a practical expedient—The Company invests in certain equity, real estate and private equity funds that are valued at calculated NAV per share. In accordance with FASB guidance investments that are measured at fair value using the NAV per share as a practical expedient have not been classified in the fair value hierarchy.

For Level 2 plan assets, management reviews significant investments on a quarterly basis including investigation of unusual fluctuations in price or returns and obtaining an understanding of the pricing methodology to assess the reliability of third-party pricing estimates.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Company believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Company invests in various assets in which valuation is determined by NAV. The Company believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption of these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

The fair values of the Company’s pension plan assets at December 31, 2016 and 2015, by asset category were as follows:

	December 31, 2016			December 31, 2015
Asset Category	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash and cash equivalents	$80	$50	$30	$12	$12	$—
Equity	595	595	—	—	—	—
Fixed income	802	—	802	44	—	44
Derivatives and other	—	—	—	18	2	16
Investments measurement at NAV as a practical expedient	774	—	—	315	—	—

Total	$2,251	$645	$832	$389	$14	$60

Employer 401(k) Savings Plan—Prior to the separation, RRD maintained a defined contribution retirement savings plan (401(k)) that is intended to be qualified under Section 401(a) of the Internal Revenue Code in which eligible employees of the Company were allowed to participate for the period beginning July 1, 2016 through September 1, 2016. Under this plan, employees had the option to contribute a percentage of eligible compensation on both a before-tax and after-tax basis. RRD could have provided a 401(k) discretionary match to participants, but did not in 2016, 2015 or 2014. Effective September 2, 2017, LSC Communications initiated its own 401(k) plan. Under the LSC Savings Plan (the “Plan”), eligible employees have the option to contribute a percentage of eligible compensation on both a before-tax and after-tax basis. Effective January 1, 2017, LSC Communications amended the Plan to provide a company match equal to $0.50 of every pre-tax and Roth 401(k) dollar a participating employee contributes to the Plan on up to the first 3.0% of such participant’s pay.

Multi-Employer Pension Plans—Multi-employer plans receive contributions from two or more unrelated employers pursuant to one or more collective bargaining agreements and the assets contributed by one employer may be used to fund the benefits of all employees covered within the plan. The risk and level of uncertainty related to participating in these multi-employer pension plans differs significantly from the risk associated with the Company-sponsored defined benefit plans. For example, investment decisions are made by parties unrelated to the Company and the financial stability of other employers participating in a plan may affect the Company’s obligations under the plan.

During the year ended December 31, 2016, the Company recorded restructuring, impairment and other charges of $5 million for multi-employer pension plan withdrawal obligations. Of these charges, $3 million were unrelated to facility closures and $2 million were primarily related to facility closures. During the year ended December 31, 2015, the Company recorded restructuring, impairment and other charges of $4 million for multi-employer pension plan withdrawal obligations. Of these charges, $3 million were unrelated to facility closures and $1 million were primarily related to facility closures. For the year ended December 31, 2014, the Company recorded restructuring, impairment and other charges of $18 million associated with its estimated liability for withdrawing from two defined benefit multi-employer pension plans. Of these charges, $17 million were due to the Company’s decision to withdraw from the two defined benefit multiemployer pension plans and $1 million were primarily related to facility closures. Refer to Note 4, Restructuring, Impairment and Other Charges, for further details of charges related to complete or partial multi-employer pension plan withdrawal liabilities recognized in the combined statements of income.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

The Company’s withdrawal liabilities could be affected by the financial stability of other employers participating in the plans and any decisions by those employers to withdraw from the plans in the future. While it is not possible to quantify the potential impact of future events or circumstances, reductions in other employers’ participation in multi-employer pension plans, including certain plans from which the Company has previously withdrawn, could have a material impact on the Company’s previously estimated withdrawal liabilities, may affect consolidated and combined statements of income, balance sheets or cash flows. As a result of the acquisition of Courier, the Company participates in two multi-employer pension plans, one of which the Company’s contributions are approximately 85% of the total plan contributions. Both plans are estimated to be underfunded and have a red zone status, designated as a result of low contribution funding levels, under the Pension Protection Act.

During the years ended December 31, 2016, December 31, 2015 and December 31, 2014, the Company made de minimis contributions to these multi-employer pension plans and other plans from which the Company has completely withdrawn as of December 31, 2016.

Note 15. Income Taxes

Prior to the separation, in the Company’s combined financial statements, income tax expense and deferred tax balances were calculated on a separate return basis, although with respect to certain entities, the Company’s operations have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was a part. After the separation, the Company will file tax returns on its own behalf. The provision for income tax and income tax balances represent the Company’s tax liabilities as an independent company.

Income taxes have been based on the following components of earnings from operations before income taxes for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
U.S.	$129	$136	$61
Foreign	28	2	27

Total	$157	$138	$88

The components of income tax expense (benefit) from operations for the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Current
U.S. federal	$54	$76	$71
U.S. state and local	10	13	13
Foreign	5	13	5

Current income tax expense	69	102	89

Deferred
U.S. federal	(17)	(31)	(43)
U.S. state and local	(3)	(5)	(7)
Foreign	2	(2)	(9)

Deferred income tax benefit	(18)	(38)	(59)

Income tax expense	$51	$64	$30

Refer to Note 16, Comprehensive Income, for details of the income tax expense or benefit allocated to each component of other comprehensive loss.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

The following table outlines the reconciliation of differences between the Federal statutory tax rate and the Company’s effective income tax rate:

	2016	2015	2014
Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal income tax benefit	3.1	3.8	4.3
Change in valuation allowances	0.9	2.5	(5.6)
Foreign tax rate differential	(1.4)	0.8	(3.1)
International investment tax credit	(1.6)	(1.8)	(7.4)
Domestic manufacturing deduction	(3.1)	(4.4)	(6.7)
Adjustment of uncertain tax positions and interest	—	4.4	—
Acquisition-related expenses	—	3.0	0.5
Impairment charges	—	—	17.9
Other	(0.4)	3.2	(0.7)

Effective income tax rate	32.5%	46.5%	34.2%

Included in 2015 is a tax expense of $6 million that was recorded due to the receipt of an unfavorable court decision related to payment of prior year taxes in an international jurisdiction.

Deferred income taxes

The significant deferred tax assets and liabilities at December 31, 2016 and 2015 were as follows:

	2016	2015
Deferred tax assets:
Pension benefits plan liabilities	$126	$19
Net operating losses and other tax carryforwards	106	126
Accrued liabilities	57	31
Foreign depreciation	10	12
Other	6	8

Total deferred tax assets	305	196
Valuation allowances	(87)	(106)

Net deferred tax assets	$218	$90

Deferred tax liabilities:
Accelerated depreciation	$(91)	$(126)
Other intangible assets	(56)	(62)
Inventories	(11)	(14)
Other	(5)	(4)

Total deferred tax liabilities	(163)	(206)

Net deferred tax assets (liabilities)	$55	$(116)

In the fourth quarter of 2015, the Company adopted Accounting Standards Update No. 2015-17 “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”), which requires all deferred tax liabilities and assets to be classified as noncurrent on the balance sheet. The Company adopted the standard prospectively. Therefore, deferred tax balances above are classified as noncurrent in the consolidated and combined balance sheets as of December 31, 2016 and 2015.

Included in 2016 is a deferred tax asset balance related to the Company’s assumption of certain pension obligations and plan assets in single employer plans for the Company’s employees and certain employees and former employees and retirees of RRD. The Company recorded a deferred tax asset of $139 million on October 1, 2016 for these plans.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Transactions affecting the valuation allowances on deferred tax assets during the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Balance, beginning of year	$106	$111	$135
Current year expense-net	1	3	(5)
Write-offs	—	—	—
Transfer of U.K. entity to parent company	(7)	—	—
Foreign exchange and other	(13)	(8)	(19)

Balance, end of year	$87	$106	$111

As of December 31, 2016, the Company had domestic and foreign net operating loss deferred tax assets and other tax carryforwards of approximately $5 million and $101 million ($6 million and $120 million, respectively, at December 31, 2015), of which $105 million expires between 2017 and 2026. Limitations on the utilization of these tax assets may apply. The Company has provided valuation allowances to reduce the carrying value of certain deferred tax assets, as management has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be fully realized.

Deferred income taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in those foreign subsidiaries for which such excess is considered to be permanently reinvested in those operations. Undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested outside of the U.S. were approximately $92 million as of December 31, 2016. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign taxes. The tax cost would depend on income tax laws and circumstances at the time of distribution.

Cash payments for income taxes were $14 million, $3 million and $4 million during the years ended December 31, 2016, 2015 and 2014, respectively. Total amounts settled with RRD were $57 million, $88 million, and $86 million for 2016, 2015, and 2014, respectively. Cash refunds for income taxes were $3 million and $5 million during the years ended December 31, 2016 and 2015, respectively. Cash refunds were de minimis in 2014.

Uncertain tax positions

Changes in the Company’s unrecognized tax benefits at December 31, 2016 and 2015 were as follows:

	2016	2015
Balance, beginning of year	$5	$—
Additions for tax positions of prior years	—	5
Settlements during the year	(5)	—
Foreign exchange and other	—	—

Balance, end of year	$—	$5

There were no uncertain tax positions during the year ended December 31, 2014.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. The total interest expense, net of tax benefits, related to tax uncertainties recognized in the consolidated and combined statements of income was expense of $0 million, $1 million and $0 million for the years ended December 31, 2016, 2015 and 2014. No benefits were recognized for the years ended December 31, 2016, 2015, and 2014, from the reversal of accrued penalties. Accrued interest of $2 million related to income tax uncertainties was reported as a component of other noncurrent liabilities in the consolidated and combined balance sheets at December 31, 2015. There was no interest accrued at December 31, 2016. There were no accrued penalties related to income tax uncertainties for years ended December 31, 2016 and 2015.

The Company has tax years from 2012 that remain open and subject to examination by the IRS, certain state taxing authorities or certain foreign tax jurisdictions.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Note 16. Comprehensive Income

The components of other comprehensive income (loss) and income tax expense allocated to each component for the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016			2015			2014
	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount
Translation adjustments	$5	$—	$5	$(28)	$—	$(28)	$(33)	$—	$(33)
Adjustment for net periodic pension plan cost	63	28	35	(10)	(1)	(9)	1	—	1

Other comprehensive income (loss)	$68	$28	$40	$(38)	$(1)	$(37)	$(32)	$—	$(32)

The following table summarizes the change in the component in accumulated other comprehensive loss by component for the years ended December 31, 2016, 2015 and 2014.

	Pension and Other Postretirement Benefits Plan Cost	Translation Adjustments	Total
Balance at December 31, 2013	$(38)	$(98)	$(136)
Other comprehensive loss before reclassifications	—	(33)	(33)
Amounts reclassified from accumulated other comprehensive loss	1	—	1

Net change in accumulated other comprehensive loss	1	(33)	(32)

Balance at December 31, 2014	$(37)	$(131)	$(168)

Other comprehensive loss before reclassifications	(10)	(28)	(38)
Amounts reclassified from accumulated other comprehensive loss	1	—	1

Net change in accumulated other comprehensive loss	(9)	(28)	(37)

Balance at December 31, 2015	$(46)	$(159)	$(205)

Other comprehensive income before reclassifications	29	5	34
Amounts reclassified from accumulated other comprehensive loss	6	—	6
Transfer of pension plan from parent company, net	(495)	—	(495)
Transfer of U.K. entity to parent company, net	44	85	129

Net change in accumulated other comprehensive loss	(416)	90	(326)

Balance at December 31, 2016	$(462)	$(69)	$(531)

On October 1, 2016, the other comprehensive loss balances related to the primary qualified and non-qualified pension plans were transferred from RRD to the Company. Additionally, the other comprehensive loss balance related to the United Kingdom pension plan was transferred from the Company to RRD. Refer to Note 14, Retirement Plans, for further information on the pension plans’ transfers.

Reclassifications from accumulated other comprehensive loss for the year ended December 31, 2016, 2015 and 2014 were as follows:

					Classification in the Consolidated and Combined
	2016	2015	2014		Statements of Income
Amortization of pension and other postretirement benefits plan cost:
Net actuarial loss	$7	$1	$1	(a)
Settlement	1	—	—

Reclassifications before tax	$8	$1	1
Income tax expense	2	—	—

Reclassifications, net of tax	$6	$1	$1

(a)	These accumulated other comprehensive income components are included in the calculation of net periodic pension benefits plan (income) expense recognized in cost of sales and selling, general and administrative expenses in the consolidated and combined statements of income (see Note 14, Retirement Plans).

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Note 17. Stock and Incentive Programs

Prior to the separation, RRD maintained an incentive stock program for the benefit of its officers, directors, and certain employees, including the Company’s employees. A portion of the Company’s employees have participated in RRD’s non-qualified stock options, restricted stock units (“RSUs”) and performance share units (“PSUs”) programs. Share based compensation expense included expense attributable to the Company based on the award terms previously granted to the Company’s employees and an allocation of compensation expense associated with RRD’s corporate and shared functional employees. As the share-based compensation plans were RRD’s plans, the amounts were recognized through net parent company investment on the combined balance sheets. In periods after the separation, the Company records share-based compensation expense relating to LSC Communications, RRD and Donnelley Financial awards held by its employees, officers and directors.

In connection with the separation, outstanding RRD stock options, RSUs and PSUs previously issued under RRD’s incentive stock program were adjusted and converted into new LSC Communications, RRD, or Donnelley Financial stock-based awards using a formula designed to preserve the intrinsic value and fair value of the awards immediately prior to the separation.

As the separation date, the outstanding RRD options related to the 2009, 2010, 2011, and 2012 grants were modified and converted into stock options in all three companies at a conversion rate outlined in the separation and distribution agreement. The outstanding shares related to the 2013 and 2014 RRD RSUs were modified and converted into RSUs in all three companies as outlined in the separation and distribution agreement. The outstanding shares related to the 2015 and 2016 RRD RSUs were converted into RSUs in the company that the grantees were employed by at the separation date.

Modifications were made to the RRD PSUs so that as of the separation date, the performance period for the 2014 and 2015 PSU grants ended. The applicable performance was measured as of the separation date against revised cumulative free cash flow targets approved by the RRD Board of Directors. The 2014 PSUs converted into RSUs in all three companies in accordance with the separation and distribution agreement. The 2015 PSUs converted into RSUs in the company that the grantees were employed by at the separation date.

Total compensation expense related to all share based compensation plans for the Company’s employees, officers and directors was $8 million for the year ended December 31, 2016, which includes $5 million of expense allocated from RRD prior to the separation. The Company was allocated share-based compensation expense from RRD related to all share-based compensation plans of $6 million each for the years ended December 31, 2015 and 2014.

General Terms of the Awards

The Company’s employees participate in the Company’s 2016 Performance Incentive Plan (the “2016 PIP”). Under the 2016 PIP, the Company may grant cash or bonus awards, stock options, stock appreciation rights, restricted stock awards, RSUs, performance awards or combinations thereof to certain officers, directors and key employees. The Human Resources Committee of the Company’s Board of Directors has discretion to establish the terms and conditions for grants, including the number of shares, vesting and required service or other performance criteria. The maximum term of any award under the 2016 PIP is ten years.

Options generally vest over four years or less from the date of grant, upon retirement or upon a change in control. Options generally expire ten years from the date of grant or five years after the date of retirement, whichever is earlier.

The rights granted to the recipient of RSUs generally accrue ratably over the restriction or vesting period, which is generally four years. RSUs are subject to forfeiture upon termination of employment prior to vesting, subject in some cases to early vesting upon specified events, including death or permanent disability of the grantee, termination of the grantee’s employment under certain circumstances or a change in control of the Company. Compensation expense is based on the fair market value of the awards on the date of grant expensed ratably over the periods during which restrictions lapse.

Stock Options

There were no options granted during the years ended December 2016, 2015 and 2014.

A summary of the Company’s stock option activity for LSC Communications, RRD and Donnelley Financial employees, officers and directors for the period after the separation is presented below.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

	Shares Under Option (thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (millions)
Awards converted on October 1, 2016	299	$25.32

Outstanding at December 31, 2016	299	25.32	3.32	$2

Vested and expected to vest at December 31, 2016	299	25.32	3.32	2
Exercisable at December 31, 2016	299	$25.32	3.32	$2

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on December 31, 2016 and October 1, 2016, respectively, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on December 31, 2016 and October 1, 2016. This amount will change in future periods based on the fair market value of LSC’s stock and the number of options outstanding. Total intrinsic value of options exercised for the year ended December 31, 2016 was de minimis.

Compensation expense related to stock options for the years ended December 31, 2016, 2015 and 2014 was de minimis.

Restricted Stock Units

A summary of the Company’s RSU activity for LSC Communications, RRD and Donnelley Financial employees, officers and directors for the period after the separation is presented below.

	Shares (thousands)	Weighted Average Grant Date Fair Value
Awards converted on October 1, 2016	652	$28.39
Granted	19	26.26
Vested	(19)	26.26

Nonvested at December 31, 2016	652	28.39

Compensation expense related to LSC Communications, RRD and Donnelley Financial RSUs held by Company employees, officers and directors was $7 million, $4 million and $4 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, there was $10 million of unrecognized share-based compensation expense related to approximately 800 thousand RSUs, with a weighted-average grant date fair value of $27.14, that is expected to vest over a weighted average period of 1.7 years. The fair value of these awards was determined based on the Company’s stock price on the grant date reduced by the present value of expected dividends through the vesting period.

Performance Restricted Stock

A summary of performance restricted stock (“PRS”) activity for the period after the separation is presented below.

	Shares (thousands)	Weighted Average Grant Date Fair Value
Awards converted on October 1, 2016	—	$—
Granted	434	26.26

Nonvested at December 31, 2016	434	$26.26

As of October 1, 2016, 434,463 shares of PRS were granted to certain executive officers and senior management, payable upon the achievement of certain established performance targets. The performance periods for the shares are October 1, 2016 through September 30, 2017, October 1, 2017 through September 30, 2018 and October 1, 2018 through September 30, 2019. In addition to being subject to achievement of the performance target, the shares are also subject to time-based vesting and will vest one-third on each anniversary of the grant date. Both the performance-based vesting and the time-based vesting must be met for the restricted stock to vest.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

The total potential payout for the awards is 434,463 shares. The fair value of these awards was determined on the date of grant based on the Company’s stock price. These awards are subject to forfeiture upon termination of employment prior to vesting, subject in some cases to early vesting upon specified events, including death, permanent disability or retirement of the grantee or change of control of the Company.

Compensation expense for the awards is being recognized based on 100% estimated payout of 434,463 shares. Compensation expense related to PRS for the year ended December 31, 2016 was $1 million. As of December 31, 2016, there was $10 million of unrecognized compensation expense related to PRS, which is expected to be recognized over a weighted average period of 2.8 years.

Note 18. Segment Information

The Company’s segment and product and service offerings are summarized below:

Print

The Print segment produces magazines, catalogs, retail inserts, books, and directories. The segment also provides supply-chain management and certain other print-related services, including mail-list management and sortation, e-book formatting and distribution. The segment has operations in the U.S., Europe and Mexico. The Print segment is divided into the magazines, catalog and retail inserts, book, Europe and directories reporting units. The Print segment accounted for approximately 86% of the Company’s consolidated and combined net sales in 2016.

Office Products

The Office Products segment manufactures and sell branded and private label products in five core categories: filing products, note-taking products, binder products, forms and envelopes. The Office Products segment accounted for approximately 14% of the Company’s consolidated and combined net sales in 2016.

Corporate

Corporate consists of unallocated selling, general and administrative activities and associated expenses including, in part, executive, legal, finance, communications, certain facility costs and LIFO inventory provisions. In addition, certain costs and earnings of employee benefit plans, such as pension and other postretirement benefit plan income and share-based compensation, are included in Corporate and not allocated to the operating segments. Prior to the separation, many of these costs were based on allocations from RRD; however, the Company has incurred such costs directly after the separation.

Information by Segment

The Company has disclosed income (loss) from operations as the primary measure of segment earnings (loss). This is the measure of profitability used by the Company’s chief operating decision-maker and is most consistent with the presentation of profitability reported with the Consolidated and Combined Financial Statements.

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2016
Print	$3,127	$141	$1,501	$154	$39
Office Products	527	54	323	15	3

Total operating segments	3,654	195	1,824	169	42

Corporate	—	(20)	128	2	6

Total operations	$3,654	$175	$1,952	$171	$48

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2015
Print	$3,181	$96	$1,647	$164	$38
Office Products	562	47	324	16	4

Total operating segments	3,743	143	1,971	180	42

Corporate	—	(8)	40	1	—

Total operations	$3,743	$135	$2,011	$181	$42

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2014
Print	$3,353	$47	$1,579	$164	$55
Office Products	500	40	331	15	5

Total operating segments	3,853	87	$1,910	179	60

Corporate	—	(12)	(41)	2	—

Total operations	$3,853	$75	$1,869	$181	$60

Corporate assets primarily consisted of the following items at December 31, 2016, 2015 and 2014:

	2016	2015	2014
Receivables, less allowances for doubtful accounts	$54	$(8)	$(5)
Cash and cash equivalents	45	—	1
Long-term investments	19	10	11
Property, plant and equipment, net	15	13	13
LIFO reserves	(58)	(67)	(74)
Current and deferred income tax assets, net of valuation allowances	24	83	(1)

Restructuring, impairment and other charges by segment for the year ended December 31, 2016, 2015 and 2014 are described in Note 4, Restructuring, Impairment and Other Charges.

Note 19. Geographic Areas

The table below presents net sales and long-lived assets by geographic region.

	North America(b)	Europe	Mexico	Consolidated & Combined
2016
Net Sales	$3,286	$272	$96	$3,654
Long-lived assets(a)	651	30	23	704
2015
Net Sales	$3,319	$305	$119	$3,743
Long-lived assets(a)	722	43	21	786
2014
Net Sales	$3,350	$381	$122	$3,853
Long-lived assets(a)	692	61	23	776

(a)	Includes net property, plant and equipment and other noncurrent assets.
(b)	North America includes the United States and Canada.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Note 20. Related Parties

Prior to the separation, the Company had not historically operated as a stand-alone business. After the separation, the Company has entered into commercial arrangements with both RRD and Donnelley Financial. Under the terms of the commercial arrangements, RRD continues to provide, among other things, logistics, premedia, production and sales services to LSC Communications. In addition, LSC Communications continues to provide sales support services to RRD’s Asia and Mexico print and graphics management businesses in order to facilitate the importing of books and related products to the U.S. RRD also provides LSC Communications certain global outsourcing, technical support and other services. LSC Communications also continues to provide print and bind services for Donnelley Financial.

Allocations from RRD

Prior to the separation, RRD provided LSC Communications certain services, which included, but were not limited to, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. RRD charged the Company for these services based on direct usage, when available, with the remainder allocated on a pro rata basis by revenue, headcount, or other measures. These allocations were reflected as follows in the consolidated and combined financial statements:

	Nine months ended September 30,	Year ended December 31,
	2016	2015	2014
Costs of goods sold	$67	$78	$84
Selling, general and administrative	114	158	178
Depreciation and amortization	5	7	8

Total allocations from RRD	$186	$243	$270

The Company considered the expense methodologies and financial results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that may have been incurred as an independent public company or the costs LSC Communications may incur in the future.

After the separation, the Company no longer records allocations from RRD. The Company records transactions with RRD as external arms-length transactions in the Company’s consolidated and combined financial statements.

Related Party Receivables and Payables

As of December 31, 2016, the Company had $62 million and $56 million of trade receivables and payables, respectively, with RRD. The Company also had $3 million and $1 million of trade receivables and payables, respectively, with Donnelley Financial. As of December 31, 2015, the Company had no trade receivables or payables due from or to RRD or Donnelley Financial.

In addition, receivables as of December 31, 2016 included a $10 million non-trade receivable owed by RRD that is expected to be paid in 2017.

Related Party Revenues

LSC Communications generates a portion of net revenue from sales to RRD’s subsidiaries and Donnelley Financial. Net revenues from related party sales were $103 million, $64 million, and $63 million for the years ended December 31, 2016, 2015 and 2014, respectively. These amounts are included in the consolidated and combined statements of income.

Related Party Purchases

LSC Communications utilizes RRD for freight, logistics and premedia services. Included in the consolidated and combined financial statements were costs of sales related to freight, logistics and premedia services purchased from RRD of $208 million, $216 million and $244 million for the years ended December 31, 2016, 2015 and 2014, respectively. Prior to the separation, related party receivables and payables with RRD were reflected within net parent company investment.

LSC COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS-(Continued)

(tabular amounts in millions, except per share data)

Note 21: New Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU2016-15”), which provided guidance on eight specific cash flow classification issues to reduce existing diversity in practice. The standard becomes effective in the first quarter of 2018. Early adoption of ASU 2016-15 is permitted; however the Company plans to adopt the standard in the first quarter of 2018. The Company does not expect a significant impact to presentation on its Consolidated Combined Statements of Cash Flows.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09 “Stock Compensation (Topic 718)—Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”) which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures and statutory withholding requirements, as well as the classification of share-based payment transactions on the statement of cash flows. The standard becomes effective in the first quarter of 2017. As early adoption of ASU 2016-09 is permitted, the Company adopted the standard in the fourth quarter of 2016. The election to early adopt ASU 2016-09 requires any adjustments as of January 1, 2016, the beginning of the annual period that includes the interim period of adoption, to be reflected. The requirements of ASU 2016-09 had no impact to any of the periods presented.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 “Leases (Topic 842) Section A—Leases: Amendments to the FASB Accounting Standards Codification” (“ASU 2016-02”), which requires lessees to put most leases on the balance sheet but recognize expense on the income statement in a manner similar to current accounting. For lessors, ASU 2016-02 also modifies the classification criteria and the accounting for sales-type and direct financing leases. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements and is effective in the first quarter of 2019. Early adoption of ASU 2016-02 is permitted; however the Company plans to adopt the standard in the first quarter of 2019. The Company is evaluating the impact of ASU 2016-02.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue using a five-step process that supersedes virtually all existing revenue guidance. ASU 2014-09 also requires additional quantitative and qualitative disclosures. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018. Early adoption of ASU 2014-09 is permitted in the first quarter of 2017.

The Company plans to adopt the standard in the first quarter of 2018. The standard allows the option of either a full retrospective adoption, meaning the standard is applied to all periods presented, or a modified retrospective adoption, meaning the standard is applied only to the most current period. The Company currently anticipates adopting the standard using the modified retrospective approach.

While the Company is continuing to assess all potential impacts of the standard, the Company currently believes the most significant impacts relate to:

•	Whether the accounting for the revenue of customized products is over time or at a point in time. Currently, the Company’s Print operating segment produces a substantial amount of customized product. Under current revenue recognition guidance, revenue is recognized when the products are completed and shipped to the customer (dependent upon specific shipping terms).

The Company is currently evaluating whether, under the new guidance, revenue would be recognized over the time the goods are produced and not necessarily dependent upon shipment to the customer. Should the Company conclude that revenue should be recognized over time, rather than at a point in time under current guidance, this could have a material impact on the timing of revenue recognition and might require significant changes in internal processes and controls. However, the Company anticipates that this would not impact the timing of cash flows, given that invoicing and payment thereof is usually associated with the delivery of product.

•	The accounting for inventory billed but not yet shipped. Under current guidance, the Company defers revenue for inventory billed but not yet shipped. Under the new standard, in certain situations the Company may be able to recognize revenue for inventory billed but not yet shipped, which could accelerate the timing, but not the total amount, of revenue recognized and would not impact the timing of cash flows, given that invoicing and payment thereof is usually associated with the delivery of product.

Due to the complexity of certain of the Company’s contracts, the actual revenue recognition treatment required under the new standard will be dependent on contract specific terms. The Company anticipates it will be able to complete its analysis of the above items, implement any system and process changes that might be necessary and educate the appropriate employees with respect to the new standard in order to effectively adopt the standard beginning in the first quarter of 2018.

UNAUDITED INTERIM FINANCIAL INFORMATION

(tabular amounts in millions, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2016
Net sales	$880	$906	$949	$919	$3,654
Cost of sales	722	745	783	781	3,031
Income from operations	47	44	57	27	175
Net income	31	28	38	9	106
Net income per basic share(a)	0.95	0.87	1.17	0.26	3.25
Net income per diluted share(a)	0.95	0.87	1.17	0.26	3.23
2015
Net sales	$861	$879	$999	$1,004	$3,743
Cost of sales	723	733	809	825	3,090
Income from operations	15	18	44	58	135
Net income	9	12	15	38	74
Net income per basic share(a)	0.28	0.36	0.46	1.17	2.27
Net income per diluted share(a)	0.28	0.36	0.46	1.17	2.27

(a)	On October 1, 2016, RRD distributed approximately 26.2 million shares of LSC Communications common stock to RRD shareholders. RRD retained an additional 6.2 million shares. Refer to Note 1, Overview and Basis of Presentation, to the consolidated and combined financial statements for more information. For periods shown above prior to the separation, basic and diluted earnings per share and the average number of shares outstanding were retrospectively restated for the number of LSC Communications shares outstanding immediately following the separation, 32.4 million shares. As basic and diluted EPS were computed independently for each of the periods presented, the sum of the quarterly EPS amounts do not equal the total for 2016.

Reflects results of acquired businesses from the relevant acquisition dates.

Includes the following significant items:

	Pre-tax					After-tax
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended December 31, 2016
Spinoff-related transaction expenses	$—	$—	$1	$4	$5	$—	$—	$1	$2	$3
Pension settlement charge	—	1	—	—	1	—	—	—	—	—
Restructuring, impairment and other charges-net	3	5	3	7	18	2	3	3	4	12

	Pre-tax					After-tax
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended December 31, 2015
Acquisition-related expenses	$11	$3	$—	$—	$14	$10	3	$—	$—	$13
Purchase accounting inventory adjustments	—	3	7	1	11	—	2	4	1	7
Restructuring, impairment and other charges-net	6	21	25	5	57	1	14	20	4	39

6,242,802 Shares

LSC Communications, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Citigroup

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

            , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with the public offering of shares of common stock, par value $0.01 per share, of LSC Communications, Inc. (the “Offering”) and assumes full exercise of the underwriters’ option to purchase shares from LSC Communications. Such expenses will be paid solely by us, and the selling stockholder will not be responsible for payment of any of the following expenses. All the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the listing fee.

	Amount to be Paid
SEC registration fee		$22,873.66
FINRA filing fee		$30,104.00
Listing fee		$4,494.82
Printing fees and expenses		$14,000.00
Legal fees and expenses	$	*
Accounting fees and expenses		$70,000.00
Transfer agent’s fees		$6,500.00
Miscellaneous	$	*

Total	$	*

*	To be included by amendment

Item 14.	Indemnification of Directors.

Our amended and restated certificate of incorporation (the “Certificate of Incorporation”) includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the General Corporation Law of the State of Delaware (“DGCL”). Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our amended and restated by-laws (the “By-laws”) provide for indemnification to the fullest extent permitted by the DGCL of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officers of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the board of directors of LSC Communications, Inc. (the “Board”) adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we have entered into indemnification agreements with each of our directors pursuant to which we agreed to indemnify each such director to the fullest extent permitted by the DGCL.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Company under which our directors and officers are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

The foregoing statements are subject to the detailed provisions of the DGCL and the full text of the Certificate of Incorporation and By-laws, which are filed as Exhibit 3.1 and Exhibit 3.2, respectively hereto.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 will provide that the underwriters are obligated under certain circumstances to indemnify our directors, officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities.

On February 22, 2016, in connection with the incorporation of LSC Communications, Inc., LSC issued 100 shares of common stock, par value $0.01 per share, to R. R. Donnelley & Sons Company for aggregate consideration of $1.00. On September 30, 2016 and simultaneously with the effectiveness of the amended and restated certificate of incorporation of the Company that increased the number of authorized shares of common stock from 100 to 65,000,000, the Company effected a recapitalization of the 100 shares of common stock issued and outstanding, which recapitalized and converted such 100 shares into 32,430,139 shares of common stock, par value $0.01. No additional consideration was delivered.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits: The following exhibits are filed as part of this Registration Statement:

1.1	Form of Underwriting Agreement (to be filed by amendment)

2.1	Separation and Distribution Agreement, dated as of September 14, 2016, by and among R. R. Donnelley & Sons Company, LSC Communications, Inc. and Donnelley Financial Solutions, Inc. (the “Separation Agreement”) (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

2.2	Transition Services Agreement, dated as of September 14, 2016, between LSC Communications, Inc. and R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

2.3	Transition Services Agreement, dated as of September 14, 2016, between LSC Communications, Inc. and Donnelley Financial Solutions, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

2.4	Tax Disaffiliation Agreement, dated as of September 14, 2016, between LSC Communications, Inc. and R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

2.5	Patent Assignment and License Agreement, dated as of September 27, 2016, between LSC Communications US, LLC and R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

2.6	Trademark Assignment and License Agreement, dated as of September 27, 2016, between LSC Communications US, LLC and R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

2.7	Data Assignment and License Agreement, dated as of September 27, 2016, between LSC Communications US, LLC and R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 2.7 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

2.8	Software, Copyright and Trade Secret Assignment and License Agreement, dated as of September 27, 2016, between LSC Communications US, LLC and R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 2.8 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

3.1	Amended and Restated Certificate of Incorporation of LSC Communications, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

3.2	Amended and Restated By-laws of LSC Communications, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

4.1	Stockholder and Registration Rights Agreement, dated as of September 14, 2016, between LSC Communications, Inc. and R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

4.2	Indenture, dated as of September 30, 2016, among LSC Communications, Inc., the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee and as Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

5.1	Opinion of Sullivan & Cromwell LLP (filed herewith)

10.1	Credit Agreement, dated as of September 30, 2016, among LSC Communications, Inc., the lenders party thereto, Bank Of America, N.A., as Administrative Agent Swing Line Lender and an L/C Issuer, Citigroup Global Markets Inc. and JPMorgan Chase Bank, N.A., as Co-Syndication Agents (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 3, 2016)

10.2	2016 LSC Communications, Inc. Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 3, 2016)*

10.3	LSC Communications, Inc. Nonqualified Deferred Compensation Plan, dated as of September 22, 2016 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on October 3, 2016)*

10.4	LSC Unfunded Supplemental Pension Plan effective October 1, 2016 (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.5	Supplemental Executive Retirement Plan-B for Designated Executives effective January 1, 2001 as amended effective December 31, 2004, January 1, 2005 and September 30, 2016 (the “SERP-B”) (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.6	Assignment of Employment Agreement and Acceptance of Assignment, dated as of September 29, 2016, between LSC Communications, Inc., R. R. Donnelley & Sons Company and Thomas J. Quinlan III (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on October 3, 2016)*

10.7	Assignment of Employment Agreement and Acceptance of Assignment, dated as of September 29, 2016, between LSC Communications, Inc., R. R. Donnelley & Sons Company and Andrew B. Coxhead (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on October 3, 2016)*

10.8	Assignment of Employment Agreement and Acceptance of Assignment, dated as of September 29, 2016, between LSC Communications, Inc., R. R. Donnelley & Sons Company and Suzanne S. Bettman (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on October 3, 2016)*

10.9	Assignment of Employment Agreement and Acceptance of Assignment, dated as of September 30, 2016, between LSC Communications, Inc., R. R. Donnelley & Sons Company and Richard T. Lane (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on October 3, 2016)*

10.10	Employment Agreement, dated as of July 26, 2016, between Kent A. Hansen and LSC Communications US, LLC* (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)

10.11	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed on November 10, 2016)*

10.12	Form of Director Restricted Stock Unit Award as amended (for 2004-2007) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.13	Form of Director Restricted Stock Unit Award (for 2014-2016) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.14	Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 3, 2016)*

10.15	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.16	Policy on Retirement Benefits, Phantom Stock Grants and Stock Options for Directors as amended to March 2000 (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.17	Form of Option Agreement (for 2009 to 2012) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.18	Form of Cash Retention Award Agreement (for 2013) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.19	Form of Cash Retention Award Agreement (for 2014) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.20	Form of Stock Unit Award Agreement (for 2013 and 2014) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.21	Form of Stock Unit Award Agreement (for 2015) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.22	Form of Stock Unit Award Agreement (for 2016) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.23	Form of Performance Unit Award Agreement (for 2014) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.24	Form of Performance Unit Award Agreement (for 2015) converted from R. R. Donnelley & Sons Company to the Company pursuant to the Separation Agreement (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.25	Form of Founder’s Award (Restricted Stock) Agreement (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.26	Written Description of 2016 Annual Incentive Plan of the Company with respect to the period from October 1, 2016 to December 31, 2016 (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.27	LSC Communications Annual Incentive Plan as amended and restated (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

10.28	Form of Amendment to Cash Retention Awards (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)*

14.1	Code of Ethics for the Chief Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 14.1 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on February 23, 2017)

23.1	Consent of Deloitte & Touche LLP (filed herewith)

23.2	Consent of Sullivan & Cromwell LLP (included as Exhibit 5.1)

24.1	Powers of Attorney (filed herewith)

101.INS	XBRL Instance Document (filed herewith)

101.SCH	XBRL Taxonomy Extension Schema Document (filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith)

*	Management contract or compensatory plan or arrangement

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 7th day of March, 2017.

LSC Communications Inc.

By:	/s/ Thomas J. Quinlan III
Name: Thomas J. Quinlan III
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of March, 2017.

Signature	Title

/s/ Thomas J. Quinlan III Thomas J. Quinlan III	Chairman, Chief Executive Officer and Director (principal executive officer)

/s/ Andrew B. Coxhead Andrew B. Coxhead	Chief Financial Officer (principal financial officer)

/s/ Kent A. Hansen Kent A. Hansen	Chief Accounting Officer and Controller (principal accounting officer)

DIRECTORS:

Judith H. Hamilton*

M. Shan Atkins*

Margaret A. Breya*

Francis J. Jules*

Thomas F. O’Toole*

Richard K. Palmer*

Douglas W. Stotlar*

Shivan S. Subramaniam*

/s/ Suzanne S. Bettman

* By power of attorney